Filed Pursuant to Rule 424(b)(5)
Registration No. 333-184647

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fees(1)
6.500% Senior Notes due 2019	$450,000,000	102.000%	$459,000,000	$59,120
Guarantees of 6.500% Senior Notes due 2019(2)	—	—	—	—
6.500% Senior Notes due 2021	$650,000,000	98.619%	$641,023,500	$82,564
Guarantees of 6.500% Senior Notes due 2021(2)	—	—	—	—
Total:	$1,100,000,000	—	$1,100,023,500	$141,684

(1)	The filing fee, calculated in accordance with Rule 457(r), was transmitted to the Securities and Exchange Commission on September 5, 2014 in connection with the securities offered from Registration Statement File No. 333-184647 by means of this prospectus supplement.
(2)	In accordance with Rule 457(n), no separate fee for the guarantees is payable.

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 4, 2014)

$1,100,000,000

Linn Energy, LLC

Linn Energy Finance Corp.

6.500% Senior Notes due 2019

6.500% Senior Notes due 2021

We are offering $1.1 billion aggregate principal amount of senior notes, consisting of $450,000,000 aggregate principal amount of 6.500% senior notes due 2019 (the “New May 2019 Senior Notes”) and $650,000,000 aggregate principal amount of 6.500% senior notes due 2021 (the “September 2021 Senior Notes” and together with the New May 2019 Senior Notes, the “notes”) of Linn Energy, LLC and Linn Energy Finance Corp. The New May 2019 Senior Notes are being offered as additional notes under an indenture pursuant to which we issued $750,000,000 aggregate principal amount of 6.500% senior notes due 2019 on May 13, 2011 (the “Existing May 2019 Senior Notes” and, together with the New May 2019 Senior Notes, the “May 2019 Senior Notes”). The New May 2019 Senior Notes offered hereby and the Existing May 2019 Senior Notes will be treated as a single class of securities under the applicable indenture. We will pay interest on the May 2019 Senior Notes semi-annually on May 15 and November 15 of each year, with the next interest payment being due on November 15, 2014. We will pay interest on the September 2021 Senior Notes semi-annually on March 15 and September 15 of each year, commencing on March 15, 2015. The May 2019 Senior Notes will mature on May 15, 2019 and the September 2021 Senior Notes will mature on September 15, 2021.

We have the option to redeem all or a portion of the May 2019 Senior Notes on or after May 15, 2015 at any time at the redemption prices set forth in this prospectus supplement. We may, on any one or more occasions, redeem some or all of the May 2019 Senior Notes at any time prior to May 15, 2015, at a price equal to 100% of the aggregate principal amount of the May 2019 Senior Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date. We have the option to redeem all or a portion of the September 2021 Senior Notes at any time on or after September 15, 2017 at the redemption prices set forth in this prospectus supplement. In addition, before September 15, 2017 we may redeem up to 35% of the aggregate principal amount of the September 2021 Senior Notes with an amount equal to or less than the net proceeds of certain equity offerings at the redemption price set forth in this prospectus supplement. We may, on any one or more occasions, redeem some or all of the September 2021 Senior Notes at any time prior to September 15, 2017, at a price equal to 100% of the aggregate principal amount of the September 2021 Senior Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date.

The notes will be our unsecured senior obligations, will rank equally in right of payment with all of our existing and future senior debt and will rank senior in right of payment to all of our future subordinated debt. The notes will be effectively junior in right of payment to any of our existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness and will be effectively junior in right of payment to any existing or future indebtedness and other liabilities of any of our subsidiaries that do not guarantee the notes (other than senior indebtedness owed to us).

The notes will be guaranteed on a senior unsecured basis by certain of our direct and indirect wholly owned material domestic subsidiaries (other than Linn Energy Finance Corp., LinnCo, LLC, and Berry Petroleum Company, LLC and its sole member, Linn Acquisition Company, LLC). The guarantees will rank equal in right of payment with all of the existing and future senior indebtedness of our subsidiary guarantors and senior in right of payment to any future subordinated indebtedness of our subsidiary guarantors. The guarantees will be effectively junior in right of payment to any existing or future secured indebtedness of the subsidiary guarantors to the extent of the value of the collateral securing such indebtedness.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-18.

	Per New May 2019 Senior Note		Total May 2019 Senior Notes		Per September 2021 Senior Note		Total September 2021 Senior Notes
Initial price to public	102.000	%(1)	$459,000,000	(1)	98.619	%(2)	$641,023,500	(2)
Underwriting discounts and commissions	1.75%		$7,875,000		1.75%		$11,375,000
Proceeds to us (before expenses)	100.25	%(1)	$451,125,000	(1)	96.869	%(2)	$629,648,500	(2)

(1)	Plus accrued interest from May 15, 2014.
(2)	Plus accrued interest, if any, from September 9, 2014 if settlement occurs after that date.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form on or about September 9, 2014.

Joint Book-Running Managers

Barclays	Scotiabank	RBC Capital Markets	Wells Fargo Securities

Citigroup Credit Agricole CIB	Goldman, Sachs & Co.	RBS UBS Investment Bank

Senior Co-Managers

BBVA	BMO Capital Markets	Capital One Securities	CIBC

Deutsche Bank Securities	DNB Markets	ING	SOCIETE GENERALE	SunTrust Robinson Humphrey

Co-Managers

ABN AMRO	BNP PARIBAS	Comerica Securities	Fifth Third Securities	Huntington Investment Company

Mizuho Securities	Natixis	PNC Capital Markets LLC	SMBC Nikko	TD Securities

Prospectus Supplement dated September 4, 2014.

Note: Pro forma reserve data is pro forma for the 2014 Transactions (as defined herein). For a description of the 2014 Transactions, see “Summary — Recent Developments.” Estimates of proved reserves for the 2014 Transactions included in the map above were calculated on the basis required by SEC rules, based on the unweighted average of the first-day-of-the-month prices for the preceding twelve months. Please see the table on page S-2 of this prospectus supplement under the caption “Summary — Our Company” for information regarding the dates and commodity prices at which reserve information for the 2014 Transactions was calculated. The pro forma reserve data included in the map above does not reflect the anticipated Granite Wash Divestiture (as defined herein). Total pro forma proved reserves further adjusted for the anticipated Granite Wash Divestiture are approximately 7.9 Tcfe.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the “prospectus,” we are referring to both parts combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement. Any statement contained in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Before you invest in our notes, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the notes offered hereunder, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

None of Linn Energy, LLC, Linn Energy Finance Corp., the guarantors, the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in the notes by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in the notes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	effects of the pending SEC inquiry and other legal proceedings;

•	ability to maintain or grow distributions;

•	drilling locations;

•	oil, natural gas and natural gas liquids (“NGL”) reserves;

S-ii

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results, including results of acquired properties;

•	plans, objectives, expectations and intentions; and

•

integration of acquired businesses and operations, which may take longer than anticipated, may be more costly than anticipated as a result of unexpected factors or events and may have an unanticipated adverse effect on our business.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. We caution all readers that the forward-looking statements contained in this prospectus supplement and the accompanying prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking statements or events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the “Risk Factors” section or elsewhere in this prospectus supplement. All forward-looking statements speak only as of the date made. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

S-iii

SUMMARY

This summary highlights information appearing in other sections of this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference in this prospectus. It is not complete and does not contain all of the information you may wish to consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus as well as the documents incorporated by reference to understand fully the terms of the notes and other considerations that may be important to you in making your investment decision, including the “Risk Factors” section of this prospectus supplement and the accompanying prospectus and Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. DeGolyer and MacNaughton (“D&M”), independent petroleum engineers, provided the estimates of our proved oil and natural gas reserves as of December 31, 2011, 2012 and 2013. The pro forma oil and natural gas reserve information included herein is based on our internal estimates. As used herein, “Pro Forma Proved Reserves” represent (i) our estimated proved reserves as of December 31, 2013 and (ii) the estimated proved reserves acquired in the ExxonMobil Exchange, Devon Assets Acquisition and pending Pioneer Assets Acquisition less (iii) the estimated proved reserves divested in the ExxonMobil Exchange (each as defined below and, collectively, the “2014 Transactions”). For information regarding the dates and commodity prices at which reserve information for the 2014 Transactions was calculated, see the table on page S-2. Pro Forma Proved Reserves included herein do not reflect the anticipated Granite Wash Divestiture (as defined below).

As used in this prospectus supplement or the base prospectus, unless the context otherwise requires or indicates, references to “LINN Energy,” “LINN,” “we,” “our,” “ours,” and “us” refer to Linn Energy, LLC and its subsidiaries, including Linn Energy Finance Corp., collectively. In this prospectus supplement and the base prospectus, we refer to the notes to be issued in this offering as the “notes,” to our sixth amended and restated credit facility as our “Amended Credit Facility” and to our existing bridge loan agreement as our “Bridge Loan”.

Our Company

We are a publicly traded, independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties, which complement our asset profile in various producing basins within the U.S. Our properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River Basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	California, which includes the San Joaquin Valley Basin and the Los Angeles Basin;

•	Hugoton Basin, which includes properties located primarily in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	East Texas/Louisiana; and

•	South Texas.

Our total proved reserves at December 31, 2013 were approximately 6.4 Tcfe, of which approximately 34% were oil, 47% were natural gas and 19% were NGL. Approximately 68% of our total proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $11.9 billion. At December 31, 2013, we operated 14,594 or 74% of our 19,810 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on our total proved reserves at December 31, 2013 and annualized production for the three months ended December 31, 2013, including full fourth quarter 2013 production of Berry Petroleum Company, LLC (“Berry”), our wholly owned subsidiary, which we acquired on December 16, 2013.

After giving effect to the 2014 Transactions, our Pro Forma Proved Reserves will be approximately 8.6 Tcfe, of which approximately 26% will be oil, 55% will be natural gas and 19% will be NGL. After giving effect to the anticipated Granite Wash Divestiture, our Pro Forma Proved Reserves will be approximately 7.9 Tcfe, of which approximately 27% will be oil, 55% will be natural gas and 18% will be NGL. See “— Recent Developments.”

The following table sets forth certain information with respect to our Pro Forma Proved Reserves (which does not reflect the anticipated Granite Wash Divestiture) and average daily production for the six months ended June 30, 2014.

Region	Pro Forma Proved Reserves (Bcfe)(1)	% Natural Gas	% Proved Developed	Actual Average Daily Production For The Six Months Ended June 30, 2014 (MMcfe/d)
Mid-Continent	1,432	54%	80%	300
Rockies	2,525	63%	54%	275
Permian Basin	688	17%	58%	167
California	892	2%	80%	164
Hugoton Basin	2,162	64%	81%	147
Michigan/Illinois	278	97%	97%	33
East Texas/Louisiana	510	95%	100%	31
South Texas	131	67%	100%	—

Total	8,618	55%	73%	1,117

(1)	Proved reserves were calculated as of the dates and using the commodity prices set forth below, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve-months immediately preceding the reserve report date set forth below.

Properties	Applicable Date for Reserves	Commodity prices
		Natural Gas ($/MMBtu)	Oil ($/Bbl)
Legacy Oil and Natural Gas Assets	12/31/13	$3.67	$96.89
2014 Transactions:
ExxonMobil Exchange (completed)*	08/01/14	$4.17	$96.72
Devon Assets Acquisition (completed)	09/01/14	$4.20	$97.46
Pioneer Assets Acquisition (pending)	09/01/14	$4.20	$97.46

*	The reserve data above reflects the acquisitions and divestitures of certain oil and natural gas properties associated with the ExxonMobil Exchange.

Our Competitive Strengths and Our Strategy

Our Competitive Strengths

We believe the following strengths provide us with significant competitive advantages:

Large and High Quality Asset Base with a Long Reserve Life. Our reserve base is characterized by lower geologic risk and well-established production histories and exhibits low production decline rates. Based on our total proved reserves at December 31, 2013, and annualized production for the three months ended December 31, 2013, including full fourth quarter production from Berry, we had an average reserve-life index of approximately 16 years. Approximately 73% of our Pro Forma Proved Reserves are classified as proved developed. Our Pro Forma Proved Reserves are also diversified by product with approximately 26% oil, 55% natural gas and 19% NGL.

Significant Inventory of Lower-Risk Development Opportunities. We have a significant inventory of projects in our core areas that we believe will support our development activity. At December 31, 2013, we had over 13,000 identified drilling locations, of which 3,154 were proved undeveloped drilling locations and the remainder were unproved drilling locations. During the year ended December 31, 2013, we drilled a total of 559 gross wells with an approximate 99% success rate. During the six months ended June 30, 2014, we drilled a total of 468 gross wells with an approximate 99% success rate.

Significant Scale of Operations in Multiple U.S. Producing Areas. We have established large scale operations in numerous mature U. S. producing areas including the Hugoton Basin located in Kansas and the Oklahoma and Texas Panhandles, the Mid-Continent region including the Anadarko and Arkoma Basins, the Rocky Mountain region including large positions in Wyoming and Utah, the San Joaquin and Los Angeles Basins in California, the Permian Basin located in western Texas and southeastern New Mexico, as well as a large position in East Texas. The large scale of our operations allows us to efficiently optimize production, lower operating costs and more effectively drill repeatable, lower-risk development wells. Furthermore, we own integrated gathering and transportation infrastructure in many of our operating areas, which lowers our costs and improves the value of our production.

Extensive, Multi-Year Commodity Hedging Program. We use financial derivative instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, we expect to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These instruments are primarily in the form of swap contracts and put options. In addition, we assumed certain oil collar contracts through the acquisition of Berry. A swap contract specifies a fixed price that we will receive from the counterparty as compared to floating market prices, and on the settlement date we will receive or pay the difference between the swap price and the market price. A put option is designed to provide a fixed price floor with the opportunity for upside, and requires us to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. We do not currently hedge the portion of natural gas production which offsets natural gas consumption used to generate power and steam for our heavy oil operations in California. Based on current estimates, we are substantially hedged on expected natural gas and oil production for 2014. In addition, we have hedge positions in place through 2017 and 2018 for oil and natural gas, respectively.

High Percentage of Operated Properties. For the six months ended June 30, 2014, approximately 86% of our production came from wells in which we had operating control. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production, drilling costs and capital expenditures and to control the timing of development activities.

Our Strategy

Our primary goal is to provide stability and growth of distributions for the long-term benefit of our unitholders. The following is a summary of the key elements of our business strategy:

•	grow through acquisition of long-life, high quality properties;

•	efficiently operate and develop acquired properties; and

•	reduce cash flow volatility through hedging.

Our business strategy is discussed in more detail below.

Grow Through Acquisition of Long-Life, High Quality Properties. Our acquisition program targets oil and natural gas properties that we believe will be financially accretive and offer stable, long-life, high quality production with relatively predictable decline curves, as well as lower-risk development opportunities. We evaluate acquisitions based on rate of return, field cash flow, operational efficiency, reserve life, development costs and decline profile. As part of this strategy, we continually seek to optimize our asset portfolio, which may include the divestiture of certain assets, such as our announced plans for the sale of properties in the Permian Basin, Granite Wash formation and the STACK Divestiture (as defined below). This allows us to redeploy capital into projects to develop lower-risk, long-life and low-decline properties that are better suited to our business strategy, such as the properties acquired in the ExxonMobil Exchange and Devon Assets Acquisition and to be acquired in the Pioneer Assets Acquisition.

Since January 1, 2009, we have completed or announced 38 acquisitions of working and royalty interests in oil and natural gas properties and related gathering and pipeline assets. Total acquired proved reserves at the date of acquisition were approximately 7.1 Tcfe with acquisition costs of approximately $1.66 per Mcfe. Estimates of proved reserves at the date of acquisition were primarily prepared by the independent engineering firm, D&M, with the exception of the 2014 Transactions. We finance acquisitions with a combination of funds from equity and debt offerings, bank borrowings and net cash provided by operating activities. See “— Recent Developments” for additional details about our recent acquisitions.

Efficiently Operate and Develop Acquired Properties. We have focused the operation of our acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. We maintain a large inventory of drilling and optimization projects within each region to achieve organic growth from our capital development program. We generally seek to be the operator of our properties so that we can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. The development program is typically focused on lower-risk, repeatable drilling opportunities to maintain and/or grow net cash provided by operating activities. Many of our wells are completed in multiple producing zones with commingled production and long economic lives. In addition, we seek to deliver attractive financial returns by leveraging our experienced workforce and scalable infrastructure. For 2014, we estimate our total capital expenditures, excluding acquisitions, will be approximately $1.6 billion, including approximately $1.55 billion related to our oil and natural gas capital program and approximately $35 million related to our plant and pipeline capital program. This estimate is under continuous review and is subject to ongoing adjustments. We expect to fund these capital expenditures primarily with net cash provided by operating activities and bank borrowings.

Reduce Cash Flow Volatility Through Hedging. An important part of our business strategy includes hedging a significant portion of our forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to manage our business, service debt and pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits our ability to effectively hedge our NGL production. As a result, currently, we directly hedge only our oil and natural gas production. By removing a significant portion of the price volatility associated with future production, we expect to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

We enter into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. We enter into these transactions with respect to a portion of our projected production to provide an economic hedge of the risk related to the future commodity prices received. We do not enter into derivative contracts for trading purposes. There have been no significant changes to our objectives, general strategies or instruments used to manage our commodity price risk exposures from the year ended December 31, 2013.

We maintain a substantial portion of our hedges in the form of swap contracts. From time to time, we have chosen to purchase put option contracts primarily in connection with acquisition activity to hedge volumes in excess of those already hedged with swap contracts. The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and our overall risk profile, including leverage and size and scale considerations. As a result, the appropriate percentage of production volumes to be hedged may change over time. We did not purchase any put options in 2013 or to date in 2014.

In certain historical periods, we paid an incremental premium to increase the fixed price floors on existing put options because we typically hedge multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, we determined that the existing put option strike prices did not provide reasonable downside protection in the context of the current market.

Recent Developments

ExxonMobil Exchange. On August 15, 2014, through two of our wholly owned subsidiaries, we completed the previously announced transactions contemplated by the definitive exchange agreement (the “Exchange Agreement”) to trade certain of our oil and natural gas properties and related assets located primarily in the Permian Basin to Exxon Mobil Corporation and its affiliates, including its wholly owned subsidiary XTO Energy Inc. (collectively, “ExxonMobil”), in exchange for certain of ExxonMobil’s oil and natural gas properties and related assets in the Hugoton Basin (the “ExxonMobil Exchange”).

Based on information provided by the seller, we estimate that the properties received include (1) estimated current production of approximately 85 MMcfe/d (80% natural gas and 20% NGL) with a shallow base decline of approximately six percent, (2) estimated total proved reserves of approximately 659 Bcfe (80% natural gas and 79% proved developed producing) and (3) more than 500,000 net acres and approximately 2,300 operated wells. We have identified more than 400 future drilling locations in the properties acquired, doubling our inventory in the Hugoton Basin. In exchange, ExxonMobil received approximately 25,000 net acres in the Midland Basin, which are located primarily in Midland, Martin, Upton and Glasscock counties. ExxonMobil will obtain approximately 2.0 MBoe/d of current production, and LINN Energy will retain approximately 3.0 MBoe/d of production from the aforementioned acreage. Additionally, ExxonMobil received approximately 1,000 acres in Lea County, New Mexico.

The above reserve, production and operational information with respect to the properties we acquired in the ExxonMobil Exchange is based on information provided to us in the course of the due diligence we performed and has not been independently verified. We cannot assure you that the properties obtained in the ExxonMobil Exchange contain the reserves or production expected to be acquired.

Devon Assets Acquisition. On August 29, 2014, we completed the acquisition of certain oil and natural gas properties and related assets located primarily in the Rockies, Mid-Continent, east Texas, north Louisiana and south Texas regions (the “Devon Assets”) from subsidiaries of Devon Energy Corporation (the “Devon Assets Acquisition”) for total consideration of approximately $2.24 billion. The transaction was initially financed with $2.3 billion of interim financing but is intended to be ultimately financed through the sale of our Granite Wash assets as well as other non-producing acreage in our portfolio. Based on information provided by the seller, the properties acquired in the Devon Assets Acquisition include (1) estimated total proved reserves of approximately 1.4 Tcfe, of which approximately 72% is proved developed producing, with a shallow base decline of approximately 14%; (2) approximately 900,000 net acres across the Rockies, Mid-Continent, east Texas, north Louisiana and south Texas regions with approximately 4,500 total wells with average daily production of approximately 275 MMcfe/d, approximately 74% of which is natural gas; and (3) more than 1,000 future drilling locations and over 600 recompletion opportunities.

The Devon Assets Acquisition was structured as a reverse tax-deferred exchange (a “Reverse 1031 Exchange”) pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Linn Energy Holdings, LLC (“LEH”), a wholly owned subsidiary of the Company, entered into a Qualified Exchange Accommodation Agreement (the “Accommodation Agreement”) dated August 29, 2014, with Linn 1031 Holdings, LLC (the “EAT”), which qualifies as an Exchange Accommodation Titleholder (as defined in the Accommodation Agreement) and its subsidiary Linn Exchange Properties, LLC (“EAT OPCO” and, together with the EAT, the “EAT Entities”) for a Reverse 1031 Exchange. Pursuant to the Accommodation Agreement, LEH assigned its rights to acquire all of the properties involved in the Devon Assets Acquisition to EAT OPCO and as a result EAT OPCO has acquired legal title to all of the Devon Assets for potential reinvestment as like-kind replacement property as defined under Section 1031 of the Internal Revenue Code. We will have until October 13, 2014 (the “Identification Period”) to identify qualified relinquished property and have until February 25, 2015 (the “Exchange Period”) to close on our transfer of such property. Compliance with these provisions may provide for the full or partial deferral of taxation on the gain realized on the transfer of such property. We currently anticipate transferring certain properties in the Granite Wash formation as the relinquished properties in such exchange as discussed below under “— Pending and Anticipated Divestitures — Granite Wash Divestiture”. The Accommodation Agreement and certain related agreements provide for certain restrictions on our access to the Devon Assets Acquisition properties during the Identification Period and, assuming identification is accomplished, during the Exchange Period. None of the EAT Entities will initially guarantee the notes or be restricted by the terms of the indentures governing the notes unless and until we have acquired 100% of the outstanding equity interests in the respective EAT Entity and terminated the EAT Term Loan Agreement (as defined below). For a description of the EAT Term Loan Agreement, see “Description of Existing Indebtedness — EAT Term Loan Agreement”.

Pioneer Assets Acquisition. On July 18, 2014, through one of our wholly owned subsidiaries, we entered into a definitive purchase and sale agreement to acquire assets located in the Hugoton Basin from Pioneer Natural Resources Company (the “Pioneer Assets Acquisition”) for a contract price of $340 million. Based on information provided by the seller, the properties acquired in the Pioneer Assets Acquisition include (1) current production of approximately 40 MMcfe/d, approximately 60% of which is natural gas, with a shallow base decline of approximately six percent, (2) total estimated proved reserves estimated of approximately 348 Bcfe (approximately 82% proved developed producing), (3) approximately 235,000 net acres, all held by production, with approximately 1,200 producing wells, and (4) an approximately 51% operating interest in the Satanta natural gas processing plant with capacity of 240 MMcfe/d. LINN Energy has identified 180 future drilling locations and 150 recompletion opportunities on the acquired acreage. We anticipate the acquisition will close in the third quarter of 2014, subject to closing conditions, and will be financed in the interim with borrowings under our Amended Credit Facility and ultimately through the sale of producing and non-producing acreage from our portfolio. There can be no assurance that all of the conditions to closing will be satisfied.

The above reserve, production and operational information is based on information provided to us in the course of the due diligence we performed and has not been independently verified. We cannot assure you that the properties obtained in the Devon Assets Acquisition or the properties to be obtained in the Pioneer Assets Acquisition will contain the reserves or production expected to be acquired in such transaction or that the Reverse 1031 Exchange or the Pioneer Assets Acquisition will be successfully completed.

Pending and Anticipated Divestitures

Pending STACK Divestiture. On July 24, 2014, through one of our wholly owned subsidiaries, we entered into a definitive purchase and sale agreement to sell our rights to the Woodford and Meramec horizons in the STACK play on approximately 26,000 undeveloped acres in the Anadarko Basin (the “STACK Divestiture”) for a purchase price of approximately $90 million, subject to closing adjustments. The sale is anticipated to close in the fourth quarter of 2014, subject to closing conditions. There can be no assurance that all of the conditions to closing will be satisfied.

Anticipated Granite Wash Divestiture. As part of our previously announced plan to divest certain of our Granite Wash assets, we currently anticipate transferring our interests in certain oil and natural gas properties located in the Granite Wash (“Granite Wash Divestiture”) as the relinquished properties in the Reverse 1031 Exchange for the replacement assets acquired by EAT OPCO in the Devon Assets Acquisition, as discussed above under “— Recent Developments — Devon Assets Acquisition,” and possibly the Pioneer Assets Acquisition. We will have until October 13, 2014 to formally identify the Granite Wash properties, or any other existing LINN properties, as qualified relinquished property and have until February 25, 2015 to close on our transfer and sale of the qualified relinquished property. Compliance with these and other provisions will provide for full or partial deferral of taxation on the gain realized on the sale of such property. We plan to assign the related purchase and sale agreements to the EAT Entities, with the net proceeds from such sales to repay borrowings under the EAT Term Loan Agreement and to repay the EAT’s advance term note to our subsidiary, LEH. We are exploring all opportunities with respect to the divestiture of our Granite Wash properties and the ultimate divestiture transaction may be in the form of a cash sale, an asset exchange or other form of disposition. There is currently no definitive divestiture transaction, identified buyer or signed purchase agreement and there can be no assurance that a sale or other divestiture of such Granite Wash properties or other LINN properties will occur such that a Reverse 1031 Exchange will be successfully completed and with the currently anticipated results.

Bridge Loan and EAT Term Loan Agreement

Bridge Loan. On August 29, 2014, we entered into a Bridge Loan Agreement with Barclays Bank PLC, as administrative agent (the “Bridge Administrative Agent”), and the other agents and lenders party thereto, pursuant to which the Company borrowed an aggregate principal amount of $1.0 billion of term loans (the “Bridge Loans”). The proceeds of the Bridge Loans were used to partially fund the Devon Assets Acquisition. The Bridge Loan Agreement is unsecured and is guaranteed by all of the Company’s domestic subsidiaries which guarantee the Amended Credit Facility.

The loans made under the Bridge Loan Agreement on the funding date (the “Initial Loans”) mature on the first anniversary of the funding date (the “Initial Maturity Date”). At our election, interest on the Initial Loans is determined by reference to either (i) London Interbank Offered Rate (“LIBOR”) plus 5.0% plus an applicable margin per annum or (ii) alternate base rate (“ABR”) plus 4.0% plus an applicable margin per annum. The applicable margin is 0% for the first three months after the funding date and, thereafter, increases by 0.50% at the end of each subsequent three-month period. If any Initial Loans remain outstanding on the Initial Maturity Date and no bankruptcy event of default then exists, all Initial Loans then outstanding shall automatically be converted into term loans which mature on the seventh anniversary of the funding date (such converted loans, the

“Replacement Term Loans”). The Replacement Term Loans shall bear interest at the rates set forth in the Bridge Loan Agreement. For additional information regarding the Bridge Loan, see “Description of Existing Indebtedness —Bridge Loan”. We intend to use a portion of the proceeds from this offering to repay all indebtedness outstanding under our Bridge Loan. See “Use of Proceeds”.

EAT Term Loan Agreement. On August 29, 2014, EAT OPCO entered into a 364-day Term Loan Agreement (the “EAT Term Loan Agreement”) with The Bank of Nova Scotia, as administrative agent, and the other agents and lenders party thereto, pursuant to which EAT OPCO borrowed an aggregate principal amount of $1.3 billion of term loans. The proceeds of the EAT Term Loan Agreement were used to partially fund the Devon Assets Acquisition. The obligations of EAT OPCO under the EAT Term Loan Agreement are required to be secured by certain of the oil and natural gas properties and personal property of EAT OPCO and its material subsidiaries (if any), as well as a pledge of 100% of the equity interests in EAT OPCO. Specifically, EAT OPCO is required to maintain mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report. Additionally, the obligations under the EAT Term Loan Agreement are to be guaranteed by all of EAT OPCO’s material subsidiaries (if any). As of the closing date of the EAT Term Loan Agreement, there were no guarantors.

The loans under the EAT Term Loan Agreement may be repaid at the option of EAT OPCO without premium or penalty, subject to breakage costs. At EAT OPCO’s election, interest on the loans under the EAT Term Loan Agreement is determined by reference to either (i) LIBOR plus an applicable margin per annum which is 3.0% for the period beginning on the closing date of the EAT Term Loan Agreement and ending on the day that is 180 days thereafter (the “Initial Period”) or (ii) ABR plus an applicable margin per annum which is 2.0% for the Initial Period; in each case, the applicable margin increases by 0.50% for the three-month period beginning after the Initial Period and, thereafter, increases by an additional 0.25% at the end of each subsequent three-month period. Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. Loans under the EAT Term Loan Agreement are required to be prepaid with 100% of the net cash proceeds from non-ordinary course asset sales (subject to certain baskets described in the EAT Term Loan Agreement) and 100% of the net cash proceeds from the issuance of non-permitted indebtedness. For more information regarding the EAT Term Loan Agreement, see “Description of Existing Indebtedness — EAT Term Loan Agreement”.

Our LLC Structure

Our company began operations in March 2003, and we formed Linn Energy, LLC as a Delaware limited liability company in April 2005. We are a holding company whose subsidiaries conduct our operations and own our operating assets. Linn Energy, LLC has no significant assets or contractual liabilities, other than obligations under our Amended Credit Facility, our Bridge Loans and our Existing Senior Notes (defined below). Except as noted above, our subsidiaries hold substantially all of our assets and incur substantially all of our liabilities. We own, directly or indirectly, all of the ownership interests in our operating subsidiaries. Linn Energy Holdings, LLC directly or indirectly owns all of our interests in oil and natural gas properties (other than assets acquired in the Berry transaction which are still owned directly by Berry and the assets acquired in the Devon Assets Acquisition which are currently owned by EAT OPCO) and Linn Operating, Inc. employs all of our employees. Linn Energy Finance Corp., our wholly owned subsidiary, formed as a Delaware corporation in June 2008, has no material assets or any liabilities other than as a co-issuer of our existing senior notes due May 2019, November 2019, April 2020 and February 2021, which we refer to individually as the “Existing May 2019 Senior Notes,” the “November 2019 Senior Notes,” the “April 2020 Senior Notes” and the “February 2021 Senior Notes,” respectively, and collectively, as our “Existing Senior Notes.” Linn Energy Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for us or our restricted subsidiaries. Berry, our wholly owned subsidiary, acquired in December 2013, is a restricted subsidiary under the Existing Senior Notes but does not guarantee the Existing Senior Notes. Berry is the issuer of its senior notes due November 2020 and September 2022, which we refer to individually as the “Berry November 2020 Senior Notes” and the “Berry September 2022 Senior Notes.”

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our main telephone number is (281) 840-4000. Our internet address is www.linnenergy.com. The information on our website is not a part of this prospectus.

The Offering

The summary below describes the principal terms of the notes. The terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuers	Linn Energy, LLC and Linn Energy Finance Corp. Linn Energy Finance Corp., a Delaware corporation, is a wholly owned subsidiary of Linn Energy, LLC and has no assets or any liabilities other than as a co-issuer of the Existing Senior Notes.

Notes Offered	$1.1 billion aggregate principal amount of senior notes, consisting of $450,000,000 aggregate principal amount of 6.500% Senior Notes due 2019 and $650,000,000 aggregate principal amount of 6.500% senior notes due 2021 of Linn Energy, LLC and Linn Energy Finance Corp.

The New May 2019 Senior Notes are being offered as additional notes under an indenture pursuant to which we issued $750,000,000 aggregate principal amount of 6.500% Senior Notes due 2019 on May 13, 2011. The New May 2019 Senior Notes will have identical terms to the Existing May 2019 Senior Notes, other than the issue date, and will constitute part of the same series and be fungible with the Existing May 2019 Senior Notes.

Issue Price	The New May 2019 Senior Notes will be issued at an initial public offering price of 102.000% of principal plus accrued interest from May 15, 2014. The September 2021 Senior Notes will be issued at an initial public offering price of 98.619% of principal plus accrued interest, if any, from September 9, 2014 if settlement occurs after that date.

Maturity Date	The New May 2019 Senior Notes will mature on May 15, 2019. The September 2021 Senior Notes will mature on September 15, 2021.

Interest Rate	Interest will accrue on the New May 2019 Senior Notes at a rate of 6.500% per annum from May 15, 2014, the last interest payment date on the Existing May 2019 Senior Notes, and interest will accrue on the September 2021 Senior Notes at a rate of 6.500% per annum.

Interest Payment Dates	Interest on the New May 2019 Senior Notes will be payable semiannually in arrears on May 15 and November 15 of each year, with the first interest payment being due on November 15, 2014. Interest on the September 2021 Senior Notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2015.

Ranking	The notes will be our senior unsecured obligations. Accordingly, they will rank:

•	equal in right of payment to all of our existing and future senior indebtedness;

•

effectively junior in right of payment to all of our existing and future secured indebtedness, including indebtedness under the Amended Credit Facility, to the extent of the value of the collateral securing such indebtedness;

•

effectively junior in right of payment to all existing and future indebtedness and other liabilities of any of our existing and future subsidiaries that do not guarantee the notes, including Berry (other than senior indebtedness and liabilities owed to us);

•

effectively junior in right of payment to all existing and future indebtedness and other liabilities of the EAT Entities prior to our acquisition of the EAT Entities and the termination of the EAT Term Loan Agreement (other than senior indebtedness and liabilities owed to us); and

•	senior in right of payment to any of our future subordinated indebtedness.

At June 30, 2014, after giving effect to (i) the indebtedness incurred in connection with the Devon Assets Acquisition, (ii) this offering and the application of the proceeds of this offering as described under “Use of Proceeds,” and (iii) the funding of the pending Pioneer Assets Acquisition and receipt of anticipated proceeds from the pending STACK Divestiture (collectively, the “Pro Forma Transactions”):

•

excluding Berry Indebtedness and the EAT Term Loan Agreement, we would have had approximately $8.80 billion of total indebtedness, $2.85 billion of which would have been senior secured indebtedness to which the notes will be effectively junior in right of payments to the extent of the value of the collateral securing such indebtedness and $5.95 billion, inclusive of the notes offered hereby, of which would have been senior unsecured indebtedness;

•

Berry would have had approximately $2.07 billion of total indebtedness, $1.17 billion of which would have been senior secured indebtedness and $899 million of which would have been senior unsecured indebtedness and all of which the notes will be structurally subordinated to as Berry will not guarantee the notes;

•

we would have had approximately $1.37 billion available for borrowing under our Amended Credit Facility (which includes an approximate $5 million reduction in availability for outstanding letters of credit); and

•	EAT OPCO would have had $1.3 billion of indebtedness under the EAT Term Loan Agreement, which is not guaranteed by the Issuers, Berry or the Guarantors.

As of June 30, 2014, we had total borrowings of approximately $2.75 billion outstanding under our Amended Credit Facility,

including our senior secured term loan. At June 30, 2014, our Amended Credit Facility had a borrowing base of $4.5 billion, which provided for a senior secured revolving credit facility of $4.0 billion and a $500 million senior secured term loan. As a result of the incurrence of debt under the Bridge Loan, the borrowing base was reduced by 25% of the gross proceeds of the Bridge Loan, or $250 million, to $4.25 billion, resulting in a reduction of availability under the revolving credit facility of $250 million. Additionally, upon the issuance of an aggregate of $1.1 billion of notes in this offering, the borrowing base will be further reduced by $25 million to $4.225 billion, resulting in a further reduction of availability under the revolving credit facility of $25 million.

Guarantees	The notes will be unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by all of our existing and future domestic subsidiaries that guarantee indebtedness under the Amended Credit Facility and the Bridge Loan. However, Linn Energy Finance Corp., which is a co-issuer of the notes, will not guarantee the notes. Berry does not currently guarantee our Amended Credit Facility or our Existing Senior Notes and will not guarantee the notes. Additionally, none of the EAT Entities will initially guarantee the notes unless and until we have acquired 100% of the outstanding equity interests in the respective EAT Entity and terminated the EAT Term Loan Agreement. All of our subsidiary guarantors under the notes also guarantee the Amended Credit Facility on a senior secured basis.

In the future, the guarantees may be released and terminated under certain circumstances. Each guarantee will rank:

•	equal in right of payment to all existing and future senior indebtedness of the guarantor subsidiary;

•

effectively junior in right of payment to all existing and future secured indebtedness of the guarantor subsidiary, including its guarantee of indebtedness under the Amended Credit Facility, to the extent of the value of the collateral securing such indebtedness; and

•	senior in right of payment to any future subordinated indebtedness of the guarantor subsidiary.

As of June 30, 2014, after giving effect to this offering and the application of the expected proceeds thereof as described under “Use of Proceeds,” and without including guarantees of indebtedness evidenced by the notes, the guarantor subsidiaries would have had no significant indebtedness other than guarantees of the Existing Senior Notes and obligations under the Amended Credit Facility.

The co-issuer of the notes, Linn Energy Finance Corp., has no significant assets or any liabilities, other than with respect to the Existing Senior Notes.

Optional Redemption	We will have the option to redeem the New May 2019 Senior Notes and the September 2021 Senior Notes, in whole or in part, at any time on or after May 15, 2015 and September 15, 2017, respectively, at the redemption prices described in this prospectus supplement under the heading “Description of Notes — Optional Redemption,” together with any accrued and unpaid interest to, but not including, the date of redemption. In addition, before May 15, 2015 and September 15, 2017, we may redeem all or any part of the New May 2019 Senior Notes and the September 2021 Senior Notes, respectively, at the make-whole price set forth under “Description of Notes — Optional Redemption” plus accrued and unpaid interest to, but not including, the date of redemption.

Equity Offering Optional Redemption	Before September 15, 2017, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the September 2021 Senior Notes with an amount equal to or less than the net proceeds of a public or private equity offering at a redemption price of 106.500% of the principal amount of the September 2021 Senior Notes, plus any accrued and unpaid interest to, but not including, the date of redemption, if at least 65% of the aggregate principal amount of the September 2021 Senior Notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 180 days after the closing date of such equity offering.

The provision for equity offering optional redemption in the indenture pursuant to which the New May 2019 Senior Notes will be issued expired on May 15, 2014.

Change of Control	If a change of control (as defined in the indenture) occurs, each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

Certain Covenants	We will issue the New May 2019 Senior Notes under the same indenture with U.S. Bank National Association, as trustee, that governs the Existing May 2019 Senior Notes. We will issue the September 2021 Senior Notes under another indenture with U.S. Bank National Association, as trustee. The indenture for the May 2019 Senior Notes contains, and the indenture for the September 2021 Senior Notes will contain, covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay distributions on, purchase or redeem our units or purchase or redeem our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue certain types of equity securities;

•	create certain liens;

•	sell assets;

•	consolidate, merge or transfer all or substantially all of our assets;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	engage in transactions with affiliates; and

•	create unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications that are described under “Description of Notes.”

If the notes achieve an investment grade rating from each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, many of these covenants will be terminated.

None of the EAT Entities will initially be subject to these covenants until we have acquired 100% of the outstanding equity interests in the EAT Entities and terminated the EAT Term Loan Agreement.

Absence of Established Market	The September 2021 Senior Notes are new securities and there is currently no established market for the September 2021 Senior Notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the September 2021 Senior Notes. Certain of the underwriters have advised us that they currently intend to make a market in the September 2021 Senior Notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the September 2021 Senior Notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or for the inclusion of the notes on any automated dealer quotation system.

Use of Proceeds	We expect to receive net proceeds of approximately $1.079 billion from this offering, after deducting underwriters’ discounts and estimated offering expenses payable by us and excluding accrued interest from May 15, 2014 to be paid to us by the purchasers of the New May 2019 Senior Notes. We intend to use such proceeds to (i) repay all indebtedness outstanding under our Bridge Loan and (ii) repay $79.0 million of indebtedness outstanding under the revolving portion of our Amended Credit Facility. See “Use of Proceeds.” Certain of the underwriters or their affiliates are lenders under the Bridge Loan. Accordingly, certain of the underwriters or their affiliates will receive a portion of the net proceeds from this offering. See “Underwriting.”

Risk Factors	See “Risk Factors” for a discussion of certain factors that you should carefully consider before deciding to invest in the notes. You should also carefully consider the information under the “Item 1A. Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

Summary Selected Historical Consolidated Financial Data

The following table shows our consolidated financial data for each of the three years ended December 31, 2011, 2012 and 2013 and for the six months ended June 30, 2013 and 2014. The consolidated financial data for the three years ended December 31, 2011, 2012 and 2013 is derived from our audited consolidated financial statements. The historical consolidated financial data for the six months ended June 30, 2013 and 2014 is derived from our unaudited consolidated financial statements.

You should read the following data in connection with, and the summary financial data presented below are qualified in their entirety by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of results to be expected in future periods. The following data at and for the year ended December 31, 2013, reflects the results of the Berry acquisition since the acquisition date on December 16, 2013.

	At or for the Year Ended December 31,			At or for the Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)
	(In thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$1,162,037	$1,601,180	$2,073,240	$950,939	$1,906,727
Gains (losses) on oil and natural gas derivatives	449,940	124,762	177,857	218,363	(650,281)
Depreciation, depletion and amortization	334,084	606,150	829,311	396,070	542,236
Interest expense, net of amounts capitalized	259,725	379,937	421,137	204,206	268,113
Net income (loss)	438,439	(386,616)	(691,337)	123,272	(293,207)
Net income (loss) per unit:
Basic	2.52	(1.92)	(2.94)	0.52	(0.91)
Diluted	2.51	(1.92)	(2.94)	0.52	(0.91)
Distributions declared per unit	2.70	2.87	2.90	1.45	1.45
Weighted average units outstanding	172,004	203,775	237,544	233,313	328,588
Cash flow data:
Net cash provided by (used in):
Operating activities(1)	$518,706	$350,907	$1,166,212	$561,356	$915,635
Investing activities	(2,130,360)	(3,684,829)	(1,253,317)	(404,528)	(874,649)
Financing activities	1,376,767	3,334,051	138,033	(156,919)	(54,818)
Balance sheet data:(2)
Total assets	$7,928,854	$11,451,238	$16,504,964		$16,268,664
Long-term debt	3,993,657	6,037,817	8,958,658		9,644,351
Unitholders’ capital	3,428,910	4,427,180	5,891,427		5,161,123

(1)	Net of payments made for commodity derivative premiums of approximately $134 million and $583 million for the years ended December 31, 2011 and 2012, respectively. No payments were made for commodity derivative premiums for the year ended December 31, 2013 or the six months ended June 30, 2013 and 2014.
(2)	The increase in 2013 is primarily related to the Berry acquisition.

Summary Reserve and Operating Data

The following table presents summary unaudited operating data with respect to our production and sales of oil and natural gas for the periods presented.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
Average daily production:
Natural gas (MMcf/d)	175	349	443	436	487
Oil (MBbls/d)	21.5	29.2	33.5	30.8	72.9
NGL (MBbls/d)	10.8	24.5	29.7	27.8	32.2
Total (MMcfe/d)	369	671	822	788	1,117
Weighted average prices:(1)
Natural gas ($/Mcf)	4.35	2.87	3.62	3.75	4.90
Oil ($/Bbl)	91.24	88.59	94.15	90.23	94.55
NGL ($/Bbl)	42.88	32.10	30.96	30.12	39.14
Expenses ($/Mcfe):
Lease operating expenses	1.73	1.29	1.24	1.21	1.87
Transportation expenses	0.21	0.31	0.43	0.40	0.45
General and administrative expenses(2)	0.99	0.71	0.79	0.74	0.72
Depreciation, depletion and amortization	2.48	2.47	2.76	2.78	2.68
Taxes, other than income taxes	0.58	0.54	0.46	0.51	0.66

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include approximately $21 million, $28 million and $37 million, respectively, of noncash unit-based compensation expenses. General and administrative expenses for the six months ended June 30, 2013, and June 30, 2014, include approximately $17 million and $28 million, respectively, of noncash unit-based compensation expenses.

The following table presents summary information with respect to our estimated proved oil and natural gas reserves as of December 31, 2011, 2012 and 2013. DeGolyer and MacNaughton, independent petroleum engineers, prepared the estimates of our actual proved oil and natural gas reserves as of December 31, 2011, 2012 and 2013 set forth below. See “Summary — Our Company” for pro forma reserve data pro forma for the 2014 Transactions.

	Year Ended December 31,
	2011	2012	2013
Estimated proved reserves:(1)
Natural gas (Bcf)	1,675	2,571	3,010
Oil (MMBbls)	189	191	366
NGL (MMBbls)	94	179	200
Total (Bcfe)	3,370	4,796	6,403
Percent proved developed reserves (%)	60	65	68
Estimated reserve life (in years)(2)	22	16	16
Standardized measure of discounted future net cash flows ($ in millions)(3)	6,615	6,073	11,899

(1)	In accordance with SEC regulations, reserves at December 31, 2011, 2012 and 2013 were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.
(2)	Based on annualized average daily production for the fourth quarter of each respective year.
(3)	This measure is not intended to represent the market value of estimated reserves.

Ratio of Earnings to Fixed Charges

The table below sets forth the ratio of earnings to fixed charges for us for each of the periods indicated.

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Ratio of Earnings to Fixed Charges(1)(2)(3)	—	—	2.69x	—	—	—

(1)	Earnings included in this calculation consist of (i) earnings from continuing operations before tax or equity method earnings or losses, minus (ii) capitalized interest, plus (iii) fixed charges and (iv) distributed income of equity investees. Fixed charges included in this calculation consist of (i) interest and debt expenses, plus (ii) capitalized interest and (iii) an estimate of the interest component of rent expenses.
(2)	Earnings for the six months ended June 30, 2014, were insufficient to cover fixed charges by approximately $291 million, primarily due to losses of approximately $612 million associated with changes in fair value on unsettled derivative contracts. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and losses of approximately $278 million associated with changes in fair value on unsettled derivative contracts. Earnings for the years ended December 31, 2010, and December 31, 2009, were insufficient to cover fixed charges by approximately $110 million and $300 million, respectively, primarily due to losses of approximately $232 million and $591 million, respectively, associated with changes in fair value on unsettled derivative contracts.
(3)	Because of an expected increase in interest expense related to the $1.0 billion Bridge Loan and $1.3 billion EAT Term Loan incurred to fund the Devon Assets Acquisition on August 29, 2014, our ratio of earnings to fixed charges is expected to change by 10% or more. After giving pro forma effect to the increased interest expense, our earnings for the six months ended June 30, 2014, and the year ended December 31, 2013, would have been insufficient to cover fixed charges by approximately $347 million and $808 million, respectively. The pro forma ratios reflect adjustments to interest expense assuming the Bridge Loan and EAT Term Loan were issued on January 1, 2013. Although the net proceeds from this offering will be used to repay indebtedness under our Bridge Loan, the interest rates on the new notes are not materially different from the interest rate on indebtedness under our Bridge Loan and such payment does not further change our pro forma ratio of earnings to fixed charges by a significant amount.

RISK FACTORS

An investment in the notes involves risks. You should carefully consider all of the information below and included in the documents incorporated by reference and provided under “Where You Can Find More Information,” including our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. This prospectus supplement and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement and the accompanying prospectus, and in the documents incorporated by reference.

If any of these risks actually were to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, you could lose all or part of your investment in or fail to achieve the expected return on the notes.

Risks Relating to the Notes

Our leverage and debt service obligations may adversely affect our financial condition, results of operations, business prospects and our ability to make payments on the notes.

We have a significant amount of indebtedness. At June 30, 2014, after giving effect to the Pro Forma Transactions, we would have had approximately $12.2 billion of total indebtedness, including the notes, and additional borrowing capacity of approximately $1.4 billion under our Amended Credit Facility (which includes an approximate $5 million reduction in availability for outstanding letters of credit). At June 30, 2014, our Amended Credit Facility had a borrowing base of $4.5 billion, which provided for a senior secured revolving credit facility of $4.0 billion and a $500 million senior secured term loan. As a result of the incurrence of debt under the Bridge Loan, the borrowing base was reduced by 25% of the gross proceeds of the Bridge Loan, or $250 million, to $4.25 billion, resulting in a reduction of availability under the revolving credit facility of $250 million. Additionally, upon the issuance of an aggregate of $1.1 billion of notes in this offering, the borrowing base will be further reduced by $25 million to $4.225 billion, resulting in a further reduction of availability under the revolving credit facility of $25 million.

Our total indebtedness includes approximately $2.1 billion of indebtedness of our subsidiary Berry, consisting of a senior secured revolving credit facility (the “Berry Credit Facility”), the Berry November 2020 Senior Notes and the Berry September 2022 Senior Notes (collectively, the “Berry Indebtedness”) and the $1.3 billion EAT Term Loan Agreement, all of which is structurally senior to the notes.

The level of and terms and conditions governing our indebtedness:

•

require us to dedicate a substantial portion of our cash flow from operations to service our existing debt obligations, thereby reducing the cash available to fund future working capital, capital expenditures and other general requirements and business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;

•	increase our vulnerability to economic downturns and adverse developments in our business;

•

limit our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness;

•	place restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations;

•	place us at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness;

•	make it more difficult for us to satisfy our obligations under the notes or other debt and increase the risk that we may default on our debt obligations; and

•	limit management’s discretion in operating our business.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We depend, in part, on the Amended Credit Facility and the Berry Credit Facility (collectively, our “Credit Facilities”) for our existing and future capital needs; however, at June 30, 2014, there was less than $1 million remaining borrowing capacity available under the Berry Credit Facility. We have previously drawn on our credit facilities to fund or partially fund cash distribution payments. Absent such borrowing, we would have at times experienced a shortfall in cash available to pay our declared cash distribution amount. We cannot be certain that our cash flow will be sufficient to allow us to pay the principal and interest on our debt, including the notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the notes, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Our ability to comply with the financial and other restrictive covenants in our indebtedness is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Failure to comply with these covenants would result in an event of default under such indebtedness, which could adversely affect our business, financial condition and results of operations.

Our ability to access the capital and credit markets to raise capital on favorable terms will be affected by our debt level and by disruptions in the capital and credit markets.

Disruptions in the capital and credit markets could limit our ability to access these markets or significantly increase our cost to borrow. Some lenders may increase interest rates, enact tighter lending standards which we may not satisfy as a result of our debt level or otherwise, refuse to refinance existing debt at maturity on favorable terms or at all and may reduce or cease to provide funding to borrowers.

We may not be able to generate enough cash flow to meet our debt obligations.

We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including the notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the notes. Many of these factors, such as oil and natural gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

We distribute all of our available cash to our unitholders after reserves established by our Board of Directors, which may limit the cash available to service the notes or repay them at maturity.

Subject to the limitations on restricted payments contained in the indentures governing the Existing Senior Notes and the notes offered hereby and in the Amended Credit Facility, in the Berry Indebtedness and in other indebtedness, we will distribute all of our “available cash” to our unitholders. “Available cash” is defined in our limited liability company agreement, and it generally means cash on hand plus borrowings less any reserves established by our Board of Directors to provide for the proper conduct of our business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs) or to fund distributions over the next four quarters.

As a result, we may not accumulate significant amounts of cash. If our Board of Directors fails to establish sufficient reserves, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness and to the Berry Indebtedness.

The notes and the guarantees will be general unsecured senior obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, including obligations under the Amended Credit Facility, to the extent of the value of the collateral securing the debt. The notes and the guarantees will rank effectively junior in right of payment to all existing and future indebtedness and other liabilities of any of our existing and future subsidiaries that do not guarantee the notes, including Berry (other than senior indebtedness and liabilities owed to us). At June 30, 2014, after giving effect to the Pro Forma Transactions, our total indebtedness would have been approximately $12.2 billion, approximately $2.1 billion of which was Berry Indebtedness structurally senior to the notes, $1.3 billion of which was the EAT Term Loan Agreement, $2.8 billion of which would have been effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness and $6.0 billion of which would have been senior unsecured indebtedness of us and the guarantors; and we would have had approximately $1.4 billion in additional borrowing capacity under the Amended Credit Facility (which includes an approximate $5 million reduction in availability for outstanding letters of credit), which, if borrowed, would be secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness (at June 30, 2014, there was less than $1 million remaining borrowing capacity available under the Berry Credit Facility). At June 30, 2014, our Amended Credit Facility had a borrowing base of $4.5 billion, which provided for a senior secured revolving credit facility of $4.0 billion and a $500 million senior secured term loan. As a result of the incurrence of debt under the Bridge Loan, the borrowing base was reduced by 25% of the gross proceeds of the Bridge Loan, or $250 million, to $4.25 billion, resulting in a reduction of availability under the revolving credit facility of $250 million. Additionally, upon the issuance of an aggregate of $1.1 billion of notes in this offering, the borrowing base will be further reduced by $25 million to $4.225 billion, resulting in a further reduction of availability under the revolving credit facility of $25 million.

If we or a subsidiary guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, any secured debt of ours or of that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that does not rank junior to the notes, including all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes would likely receive less, ratably, than holders of secured indebtedness. With respect to any non-guarantor subsidiaries, all obligations of such subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or the guarantor subsidiaries or our creditors, including the holders of the notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facilities bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash available for servicing our other indebtedness, including the notes, would decrease.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to certain limitations, including under our Amended Credit Facility, under the indentures for the Existing Senior Notes and the notes offered hereby and under the agreements governing the Berry Indebtedness. For example, at June 30, 2014, after giving effect to the Pro Forma Transactions, we would have been able to borrow up to an additional approximately $1.4 billion under the Amended Credit Facility (which includes an approximate $5 million reduction in availability for outstanding letters of credit). At June 30, 2014, our Amended Credit Facility had a borrowing base of $4.5 billion, which provided for a senior secured revolving credit facility of $4.0 billion and a $500 million senior secured term loan. As a result of the incurrence of debt under the Bridge Loan, the borrowing base was reduced by 25% of the gross proceeds of the Bridge Loan, or $250 million, to $4.25 billion, resulting in a reduction of availability under the revolving credit facility of $250 million. Additionally, upon the issuance of an aggregate of $1.1 billion of notes in this offering, the borrowing base will be further reduced by $25 million to $4.225 billion, resulting in a further reduction of availability under the revolving credit facility of $25 million. See “Description of Existing Indebtedness — Amended Credit Facility.” If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. Our level of indebtedness could, for instance, prevent us from engaging in transactions that might otherwise be beneficial to us or from making desirable capital expenditures. This could put us at a competitive disadvantage relative to other less leveraged competitors that have more cash flow to devote to their operations. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy our existing financial obligations, including those relating to the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain change of control events, we would be required to offer to repurchase all or any part of the notes then outstanding for cash at 101% of the principal amount plus accrued and unpaid interest. The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from our operations or other sources, including:

•	borrowings under the Amended Credit Facility or other sources;

•	sales of assets; or

•	sales of equity.

We cannot assure you that sufficient funds would be available at the time of any change of control to repurchase your notes. In addition, restrictions under our Amended Credit Facility, the Berry Credit Facility or any future credit facilities will not allow such repurchases. Additionally, a “change of control” (as defined in the indentures for the notes) will be an event of default under our Credit Facilities that would permit the lenders to accelerate the debt outstanding under our Credit Facilities. Finally, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future, which could negatively impact our ability to conduct our business operations.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, our subsidiary guarantees can be voided, or claims under the subsidiary guarantees may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

Our subsidiary guarantees may also be voided, without regard to the above factors, if a court finds that the subsidiary guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the guarantee. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. Such provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cramdown” provisions of the bankruptcy code. Under these provisions, the notes could be restructured over your objections as to their general terms, primarily principal, interest rate and maturity.

Because LINN Energy is a holding company, it is financially dependent on receiving distributions from its subsidiaries.

LINN Energy is a holding company and its assets consist primarily of investments in its subsidiaries. LINN Energy’s rights and the rights of its creditors, including holders of the notes, to participate in the distribution of assets of any entity in which LINN Energy owns an equity interest will be subject to prior claims of the entity’s creditors upon the entity’s liquidation or reorganization. However, LINN Energy may itself be a creditor with recognized claims against this entity, but claims of LINN Energy would still be subject to the prior claims of any secured creditor of this entity and of any holder of indebtedness of this entity that is senior to that held by LINN Energy. Accordingly, a holder of debt securities of LINN Energy, including holders of the notes, may be deemed to be effectively subordinated to those claims.

Your ability to transfer the notes at a time or price you desire may be limited by the absence of an active trading market, which may not develop.

Although we have registered the notes under the Securities Act of 1933, as amended (the “Securities Act”), we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. In addition, although the underwriters have informed us that they intend to make a market in the September 2021 Senior Notes and continue to make a market in the May 2019 Senior Notes, as permitted by applicable laws and regulations, they are not obligated to make a market in either series of notes, and they may discontinue their market-making activities at any time without notice. An active market for the notes does not currently exist and may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

The terms of the Berry Indebtedness may restrict Berry’s ability to make distributions to LINN, which may limit the cash available to service the notes or repay them at maturity.

The Berry Credit Facility and the indentures governing the Berry November 2020 Notes and the Berry September 2022 Notes contain a number of restrictive covenants that impose operating restrictions on Berry, including restrictions on Berry’s ability to make distributions to LINN. Any such restrictions on Berry’s ability to make distributions to LINN may adversely affect LINN’s ability to service the notes or repay them at maturity.

If we were to become subject to entity-level taxation for U.S. federal income tax purposes or in states where we are not currently subject to entity-level taxation, our cash available for payment on the notes could be materially reduced.

In order for us to avoid paying U.S. federal income tax at the entity level, we must qualify for treatment as a partnership, rather than a corporation, for U.S. federal income tax purposes. In order to qualify for partnership treatment, at least 90% of our annual gross income must be “qualifying income” derived from marketing crude oil and natural gas and other specified activities. While we believe 90% or more of our gross income for each taxable year consists of qualifying income, and we intend to meet this gross income requirement for future taxable years, we may not find it possible, regardless of our efforts, to meet this gross income requirement or we may inadvertently fail to meet this gross income requirement.

In addition, current law may change to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subjecting us to entity level taxation. For example, members of Congress have recently considered substantive changes to federal income tax laws that would affect publicly traded partnerships, and the law applicable to publicly traded partnerships could also change due to new administrative or judicial interpretations of existing law. We are unable to predict whether any such changes will occur. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income taxes at varying rates in some states where we are not currently subject to state income tax. If we were required to pay tax on our taxable income, our anticipated cash flow could be materially reduced, which could materially and adversely affect our ability to make payments on the notes and on our other debt obligations.

In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. The imposition of such taxes could reduce the cash available for payment on the notes and on our other debt obligations.

Changes in our credit ratings may adversely affect the value of the notes.

The ratings assigned to the notes could be lowered, suspended or withdrawn entirely by the rating agencies if, in each rating agency’s judgment, circumstances warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the notes.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $1.079 billion from this offering, after deducting underwriters’ discounts and estimated offering expenses payable by us and excluding accrued interest from May 15, 2014 to be paid to us by the purchasers of the New May 2019 Senior Notes. We intend to use such proceeds to (i) repay all indebtedness outstanding under our Bridge Loan and (ii) repay $79.0 million of indebtedness outstanding under the revolving portion of our Amended Credit Facility.

As of June 30, 2014, we had total borrowings of approximately $2.75 billion outstanding under our Amended Credit Facility, including our senior secured term loan. At our election, borrowings under our Amended Credit Facility bear interest either at LIBOR plus an applicable margin ranging from 1.5% to 2.5% per annum, or the alternate base rate plus an applicable margin ranging from 0.5% to 1.5% per annum. The Amended Credit Facility matures in April 2019. As of August 31, 2014, we had total borrowings of $1.0 billion outstanding under our Bridge Loan at an interest rate of 6.0% per annum. The Bridge Loan has an initial maturity date of August 29, 2015 and, at our election, interest is determined by reference to either (i) LIBOR plus 5.0% plus an applicable margin per annum or (ii) the alternate base rate plus 4.0% plus an applicable margin per annum. The applicable margin is 0% for the first three months after the funding date and, thereafter, increases by 0.50% at the end of each subsequent three-month period. See “Description of Existing Indebtedness — Amended Credit Facility” for additional information about our Amended Credit Facility and “Description of Existing Indebtedness — Bridge Loan” for additional information about the Bridge Loan.

After giving effect to (i) the incurrence of indebtedness under the Bridge Loan and the EAT Term Loan Agreement to fund the Devon Assets Acquisition and (ii) the issuance of the notes in this offering and the application of the net proceeds thereof to repay all indebtedness under our Bridge Loan and repay $79.0 million of indebtedness outstanding under the revolving portion of our Amended Credit Facility, we estimate that our annual interest expense will increase by approximately $120 million.

Certain of the underwriters or their affiliates are lenders under the Bridge Loan. Accordingly, certain of the underwriters or their affiliates will receive a portion of the net proceeds from this offering. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization at June 30, 2014:

•	on a historical basis;

•	as adjusted, giving effect to the incurrence of indebtedness under the Bridge Loan and the EAT Term Loan Agreement to fund the Devon Assets Acquisition; and

•

as further adjusted, giving effect to the transactions described in the immediately preceding bullet, as further adjusted for (i) the issuance of the notes in this offering, (ii) the application of the net proceeds thereof to repay all indebtedness outstanding under our Bridge Loan and repay $79.0 million of indebtedness outstanding under the revolving portion of our Amended Credit Facility and (iii) the use of our remaining cash on hand as well as borrowings under our Amended Credit Facility to fund the pending Pioneer Assets Acquisition less anticipated proceeds from the pending STACK Divestiture.

The following table is unaudited and should be read together with “Use of Proceeds,” our historical financial statements and the related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

	At June 30, 2014
	Historical	As Adjusted for Devon Assets Acquisition	As Further Adjusted for this Offering and Pending Acquisition and Divestiture
	(In millions)
Cash and cash equivalents	$38.3	$68.8	$—

Total debt (including current)(a):
Bridge Loan	$—	$1,000.0	$—
EAT Term Loan Agreement	—	1,300.0	1,300.0
Amended Credit Facility	2,245.0	2,245.0	2,347.2
Berry Credit Facility	1,173.2	1,173.2	1,173.2
Term Loan	500.0	500.0	500.0
Senior Notes Due May 2019, net	746.1	746.1	746.1
Senior Notes Due November 2019, net	1,799.8	1,799.8	1,799.8
Senior Notes Due April 2020, net	1,278.2	1,278.2	1,278.2
Berry Senior Notes Due November 2020, net	309.1	309.1	309.1
Senior Notes Due February 2021, net	987.4	987.4	987.4
Berry Senior Notes Due September 2022, net	605.6	605.6	605.6
2019 Senior notes offered hereby	—	—	459.0
2021 Senior notes offered hereby	—	—	641.0

Total debt, net	9,644.4	11,944.4	12,146.6
Total unitholders’ capital	5,161.1	5,161.1	5,161.1

Total capitalization	$14,805.5	$17,105.5	$17,307.7

Note: Devon Assets Acquisition based on total consideration of approximately $2.24 billion, Pioneer Assets Acquisition based on contract price of $340 million and STACK Divestiture based on adjusted purchase price of approximately $90 million.

(a)	The amounts outstanding under our Existing Senior Notes and the notes offered hereby are net of unamortized discounts and premiums.

DESCRIPTION OF EXISTING INDEBTEDNESS

Amended Credit Facility

We entered into a Sixth Amended and Restated Credit Facility in April 2013. The Amended Credit Facility provides for (1) a revolving credit facility up to the lesser of (i) the then-effective borrowing base and (ii) the maximum revolving commitment amount of $4.0 billion and (2) a $500 million senior secured term loan. In April 2014, we entered into an amendment to the Amended Credit Facility which, among other things, extended the maturity date of the revolving loans and term loans under the Amended Credit Facility from April 2018 to April 2019. In addition, on August 6, 2014, we entered into another amendment to the Amended Credit Facility, which permits the Devon Assets Acquisition and the related Reverse 1031 Exchange. At June 30, 2014, our Amended Credit Facility had a borrowing base of $4.5 billion, which provided for a senior secured revolving credit facility of $4.0 billion and a $500 million senior secured term loan. As a result of the incurrence of debt under the Bridge Loan, the borrowing base was reduced by 25% of the gross proceeds of the Bridge Loan, or $250 million, to $4.25 billion, resulting in a reduction of availability under the revolving credit facility of $250 million. Additionally, upon the issuance of an aggregate of $1.1 billion of notes in this offering, the borrowing base will be further reduced by $25 million to $4.225 billion, resulting in a further reduction of availability under the revolving credit facility of $25 million.

The Amended Credit Facility permits the existing issuance of the notes and the incurrence of other unsecured indebtedness (whether senior or subordinated), provided that any incurrence of such debt will result in a borrowing base reduction of $0.25 for each $1.00 in principal amount of such debt and provided that certain other conditions with respect thereto are satisfied. Redetermination of the borrowing base under the Amended Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October, as well as upon requested interim redeterminations by a super majority of lenders with individual revolving commitments of at least $25,000,000 in their sole discretion once per calendar year. We also have the right to request one additional borrowing base redetermination per calendar year at our discretion, as well as the right to an additional redetermination each calendar year in connection with certain acquisitions. Significant declines in commodity prices may result in a decrease in our borrowing base. Our obligations under the Amended Credit Facility are secured by mortgages on our and certain of our material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all of our and our subsidiaries’ ownership interests in our direct and indirect material subsidiaries. We are required to maintain 1) mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report, or 2) a Collateral Coverage Ratio of at least 2.5 to 1. Collateral Coverage Ratio is defined as the ratio of the present value of future cash flows from proved reserves from the currently mortgaged properties to the lesser of: (i) the then-effective borrowing base and (ii) the maximum revolving commitment amount (as increased or decreased pursuant to the terms of the Amended Credit Facility). Additionally, the obligations under the Amended Credit Facility are guaranteed by all of our material subsidiaries, other than Berry, and are required to be guaranteed by any future material subsidiaries.

Revolving loans and term loans may be repaid at our option without premium or penalty, subject to breakage costs. At our election, (i) interest on revolving borrowings under the Amended Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of revolving borrowings under the Amended Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of revolving borrowings under the Amended Credit Facility) and (ii) interest on term loans under the Amended Credit Facility is determined by reference to either the LIBOR plus 2.5% per annum or the alternate base rate (“ABR”) plus 1.5% per annum. Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. We are required to pay a commitment fee to the lenders under the Amended Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% (depending on the then-current level of revolving borrowings under the Amended Credit Facility) on the average daily unused amount of the maximum commitment amount of the lenders.

The Amended Credit Facility contains various covenants, including covenants which limit our ability to: (i) incur indebtedness, (ii) enter into commodity and interest rate swaps, (iii) grant certain liens, (iv) make certain loans, acquisitions, capital contributions and other investments, (v) make distributions other than from available cash, and (vi) merge or consolidate, or engage in certain asset dispositions, including a sale of all or substantially all of our assets. The Amended Credit Facility also contains covenants which require us to maintain adjusted earnings to interest expense and current liquidity financial ratios and customary events of default. We are in compliance with all financial and other covenants of the Amended Credit Facility as of the date of this prospectus supplement.

Berry Credit Facility

In December 2013, Berry entered into an amendment to its Second Amended and Restated Credit Agreement. The Berry Credit Facility has a borrowing base of $1.4 billion, subject to lender commitments. At June 30, 2014, lender commitments under the facility were $1.2 billion but there was less than $1 million of available borrowing capacity, including outstanding letters of credit. In February 2014, Berry entered into an amendment to the Berry Credit Facility to amend the terms of certain financial and reporting covenants, among other items, and in April 2014, Berry entered into an amendment to the Berry Credit Facility to extend the maturity from May 2016 to April 2019 and to amend the terms of certain financial covenants and definitions, among other items.

Redetermination of the borrowing base under the Berry Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October. A super majority of the lenders under the Berry Credit Facility and Berry also have the right to request interim borrowing base redeterminations once between scheduled redeterminations. Significant declines in commodity prices may result in a decrease in the borrowing base. Berry’s obligations under the Berry Credit Facility are secured by mortgages on its oil and natural gas properties and other personal property. Berry is required to maintain mortgages on properties representing at least 80% of the present value of its oil and natural gas proved reserves.

Berry is currently in compliance with all financial and other covenants of the Berry Credit Facility. At December 31, 2013, Berry’s Current Ratio (as defined in the Berry Credit Facility), fell short of the requirement under its covenant primarily due to factors related to the transactions between LINN Energy, LinnCo, LLC, an affiliate of LINN Energy, and Berry, including a reassessment of the carrying value of items on Berry’s balance sheet as of the acquisition date and updated accruals as of December 31, 2013. In February 2014, Berry received a waiver of the applicability of that covenant and any noncompliance which may have resulted as of December 31, 2013, and entered into an amendment to its credit facility to address this covenant for future periods. The shortfall and related waiver and amendment had no effect on Berry’s compliance with the indentures governing its outstanding senior notes for the quarter ended December 31, 2013, and Berry was in compliance with all of the covenants under the indentures governing its senior notes at December 31, 2013.

At Berry’s election, interest on borrowings under the Berry Credit Facility is determined by reference to either the LIBOR plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of borrowings under the Berry Credit Facility) or a Base Rate (as defined in the Berry Credit Facility) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the Berry Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the Base Rate and at the end of the applicable interest period for loans bearing interest at LIBOR. Berry is required to pay a commitment fee to the lenders under the Berry Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% (depending on the then-current level of utilization under the Berry Credit Facility) on the average daily unused amount of the maximum commitment amount of the lenders.

Bridge Loan

On August 29, 2014, we entered into a bridge loan agreement with Barclays Bank PLC, as administrative agent, and the other agents and lenders party thereto, pursuant to which we borrowed an aggregate principal amount of $1.0 billion of term loans. The proceeds of the Bridge Loan Agreement were used to partially fund the Devon Assets Acquisition. The Bridge Loan Agreement is unsecured and is guaranteed by all of our material domestic subsidiaries which guarantee the Amended Credit Facility.

The loans made under the Bridge Loan Agreement on the funding date (the “Initial Loans”) mature on the first anniversary of the funding date (the “Initial Maturity Date”). At our election, interest on the Initial Loans is determined by reference to either (i) LIBOR plus 5.0% plus an applicable margin per annum or (ii) ABR plus 4.0% plus an applicable margin per annum. The applicable margin is 0% for the first three months after the funding date and, thereafter, increases by 0.50% at the end of each subsequent three-month period. If any Initial Loans remain outstanding on the Initial Maturity Date and no bankruptcy event of default then exists, all Initial Loans then outstanding shall automatically be converted into term loans which mature on the seventh anniversary of the funding date (such converted loans, the “Replacement Term Loans”). The Replacement Term Loans shall bear interest at the rates set forth in the Bridge Loan Agreement. We intend to use a portion of the proceeds from this offering to repay all indebtedness outstanding under the Bridge Loan.

The Bridge Loan contains various affirmative covenants, which are substantially similar to the affirmative covenants in the Amended Credit Facility and various negative covenants, which are substantially similar to the negative covenants in the indentures governing our senior notes.

EAT Term Loan Agreement

On August 29, 2014, Linn Exchange Properties, LLC (“EAT OPCO”), a subsidiary of Linn 1031 Holdings, LLC, a qualified Exchange Accommodation Titleholder (as defined in Revenue Procedure 2000-37), entered into a 364-day term loan agreement (the “EAT Term Loan Agreement”) with The Bank of Nova Scotia, as administrative agent, and the other agents and lenders party thereto, pursuant to which EAT OPCO borrowed an aggregate principal amount of $1.3 billion of term loans. The proceeds of the EAT Term Loan Agreement were used to partially fund the Devon Assets Acquisition. The obligations of EAT OPCO under the EAT Term Loan Agreement are required to be secured by certain of the oil and natural gas properties and personal property of EAT OPCO and its material subsidiaries (if any), as well as a pledge of 100% of the equity interests in EAT OPCO. Specifically, EAT OPCO is required to maintain mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report. Additionally, the obligations under the EAT Term Loan Agreement are to be guaranteed by all of EAT OPCO’s material subsidiaries (if any). As of the closing date of the EAT Term Loan Agreement, there were no guarantors.

The loans under the EAT Term Loan Agreement may be repaid at the option of EAT OPCO without premium or penalty, subject to breakage costs. At EAT OPCO’s election, interest on the loans under the EAT Term Loan Agreement is determined by reference to either (i) LIBOR plus an applicable margin per annum which is 3.0% for the period beginning on the closing date of the EAT Term Loan Agreement and ending on the day that is 180 days thereafter (the “Initial Period”) or (ii) ABR plus an applicable margin per annum which is 2.0% for the Initial Period; in each case, the applicable margin increases by 0.50% for the three-month period beginning after the Initial Period and, thereafter, increases by an additional 0.25% at the end of each subsequent three-month period. Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. Loans under the EAT Term Loan Agreement are required to be prepaid with 100% of the net cash proceeds from nonordinary course asset sales (subject to certain baskets described in the EAT Term Loan Agreement) and 100% of the net cash proceeds from the issuance of nonpermitted indebtedness.

The EAT Term Loan Agreement contains various covenants, including covenants which limit the ability of EAT OPCO to: (i) incur indebtedness, (ii) enter into commodity and interest rate swaps, (iii) grant certain liens, (iv) make certain loans, acquisitions, capital contributions and other investments, (v) make distributions, and (vi) merge or consolidate, or engage in certain asset dispositions, including a sale of all or substantially all of assets. The EAT Term Loan Agreement also contains (i) a financial covenant which requires EAT OPCO to maintain a minimum ratio of adjusted earnings to interest expense and (ii) customary events of default.

Senior Notes Due May 2019

On May 13, 2011, we issued $750 million in aggregate principal amount of 6.50% senior notes due May 2019, in accordance with a purchase agreement entered into on May 10, 2011 with a group of initial purchasers. The Existing May 2019 Senior Notes were offered and sold to the initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act. In an exchange offer that expired in October 2012, we exchanged all of the $750 million outstanding principal amount of Existing May 2019 Senior Notes for an equal amount of new notes with substantially similar terms as the outstanding Existing May 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions no longer apply. For a detailed description of the Existing May 2019 Senior Notes, please read “Description of New May 2019 Senior Notes.”

Senior Notes Due November 2019

On March 2, 2012, we issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019, in accordance with a purchase agreement entered into on February 28, 2012 with a group of initial purchasers. The November 2019 Senior Notes were offered and sold to the initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act. The November 2019 Senior Notes were issued under an indenture dated March 2, 2012, mature November 1, 2019, and bear interest at 6.25%. Interest is payable semi-annually on May 1 and November 1 of each year. The November 2019 Senior Notes are general unsecured senior obligations of ours and are effectively junior in right of payment to any of our secured indebtedness to the extent of the collateral securing such indebtedness. Each of our material subsidiaries, other than Linn Energy Finance Corp. and Berry, have guaranteed the November 2019 Senior Notes on a senior unsecured basis.

The indenture provides that we may redeem: (i) prior to November 1, 2015, up to 35% of the aggregate principal amount of the November 2019 Senior Notes at a redemption price of 106.250% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the indenture) and accrued and unpaid interest; and (iii) all or part of the November 2019 Senior Notes at redemption prices equal to 103.125% on or after November 1, 2015, 101.563% on or after November 1, 2016, and 100% on or after November 1, 2017, in each case, of the principal amount redeemed, plus accrued and unpaid interest. The indenture also provides that, if a change of control (as defined in the indenture) occurs, the holders have a right to require us to repurchase all or part of November 2019 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

In connection with the issuance and sale of the November 2019 Senior Notes, we entered into a Registration Rights Agreement (“November 2019 Registration Rights Agreement”) with the initial purchasers. Under the November 2019 Registration Rights Agreement, we agreed to use its reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially similar to the November 2019 Senior Notes in exchange for outstanding November 2019 Senior Notes within 400 days after the notes were issued. On March 22, 2013, we filed a registration statement on Form S-4 to register exchange notes that are substantially similar to the November 2019 Senior Notes. On June 2, 2014, the registration statement was declared effective and we commenced an offer to exchange any and all of its $1.8 billion outstanding principal amount of November 2019 Senior Notes for an equal amount of new November 2019 Senior Notes.

The terms of the new November 2019 Senior Notes are substantially similar in all material respects to those of the outstanding November 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding November 2019 Senior Notes do not apply to the new November 2019 Senior Notes. The exchange offer expired on June 28, 2014. The effective date of the registration statement was past the deadline in the registration rights agreement, and therefore, we paid additional interest of approximately $15 million since the deadline.

Senior Notes Due April 2020

On April 6, 2010, we issued $1.3 billion in aggregate principal amount of 8.625% senior notes due April 2020, in accordance with a purchase agreement entered into on March 30, 2010 with a group of initial purchasers. The April 2020 Senior Notes were offered and sold to the initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act. The April 2020 Senior Notes were issued under an indenture dated April 6, 2010, mature April 15, 2020, and bear interest at 8.625%. Interest is payable semi-annually on October 15 and April 15 of each year. The April 2020 Senior Notes are general unsecured senior obligations of ours and are effectively junior in right of payment to any of our secured indebtedness to the extent of the collateral securing such indebtedness. Each of our subsidiaries, other than Linn Energy Finance Corp. and Berry, have guaranteed the April 2020 Senior Notes on a senior unsecured basis.

The indenture provides that we may redeem: (i) prior to April 15, 2015, all or part of the April 2020 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the indenture) and accrued and unpaid interest; and (ii) all or part of the April 2020 Senior Notes at redemption prices equal to 104.313% on or after April 15, 2015, 102.875% on or after April 15, 2016, 101.438% on or after April 15, 2017 and 100% on or after April 15, 2018, in each case, of the principal amount redeemed, plus accrued and unpaid interest. The indenture also provides that, if a change of control (as defined in the indenture) occurs, the holders have a right to require us to repurchase all or part of the April 2020 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

In April 2011, we caused the trustee to remove the restrictive legend from the April 2020 Senior Notes making them freely tradable (other than with respect to persons that are affiliates of us), thereby terminating our obligations under a registration rights agreement entered into in connection with issuance of the April 2020 Senior Notes.

Berry Senior Notes Due November 2020

On November 1, 2010, Berry issued $300 million aggregate principal amount of 6.75% senior notes due 2020, in accordance with an underwriting agreement entered into on October 27, 2010 with Wells Fargo Securities, LLC, as representative of the underwriters named therein. The Berry November 2020 Senior Notes were issued under an indenture dated November 1, 2010, mature November 1, 2020, and bear interest at 6.75%. Interest is payable semi-annually on May 1 and November 1 of each year. The Berry November 2020 Senior Notes are general unsecured senior obligations of Berry and are effectively junior in right of payment to any of Berry’s secured indebtedness to the extent of the collateral securing such indebtedness.

The indenture provides that Berry may redeem: (i) prior to November 1, 2015, all or part of the Berry November 2020 Senior Notes at a redemption price equal to the principal amount redeemed, plus the applicable premium (as defined in the indenture) and accrued and unpaid interest; and (ii) all or part of the Berry November 2020 Senior Notes at redemption prices equal to 103.375% on or after November 1, 2015, 102.250% on or after November 1, 2016, 101.125% on or after November 1, 2017 and 100% on or after November 1, 2018, in each case, of the principal amount redeemed, plus accrued and unpaid interest. The indenture also provides that, if a change of control (as defined in the indenture) occurs, the holders have a right to require us to repurchase all or part of the Berry November 2020 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

In February 2014, in accordance with the indenture, we repurchased through a cash tender offer $30,000 of the outstanding aggregate principal amount of the Berry November 2020 Senior Notes.

Senior Notes Due February 2021

On September 13, 2010, we issued $1.0 billion in aggregate principal amount of 7.75% senior notes due February 2021, in accordance with a purchase agreement entered into on September 8, 2010 with a group of initial purchasers. The February 2021 Senior Notes were offered and sold to the initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act. The February 2021 Senior Notes were issued under an indenture dated September 13, 2010, mature February 1, 2021, and bear interest at 7.75%. Interest is payable semi-annually on March 15 and September 15 of each year. The February 2021 Senior Notes are general unsecured senior obligations of ours and are effectively junior in right of payment to any of our secured indebtedness to the extent of the collateral securing such indebtedness. Each of our subsidiaries, other than Linn Energy Finance Corp. and Berry, have guaranteed the February 2021 Senior Notes on a senior unsecured basis.

The indenture provides that we may redeem: (i) prior to September 15, 2015, all or part of the February 2021 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the indenture) and accrued and unpaid interest; and (ii) all or part of the February 2021 Senior Notes at redemption prices equal to 103.875% on or after September 15, 2015, 102.583% on or after September 15, 2016, 101.292% on or after September 15, 2017 and 100% on or after September 15, 2018, in each case, of the principal amount redeemed, plus accrued and unpaid interest. The indenture also provides that, if a change of control (as defined in the indenture) occurs, the holders have a right to require us to repurchase all or part of the February 2021 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

On April 6, 2011, we caused the trustee to remove the restrictive legend from the February 2021 Senior Notes making them freely tradable (other than with respect to persons that are affiliates of us), thereby terminating our obligations under a registration rights agreement entered into in connection with issuance of the February 2021 Senior Notes.

Berry Senior Notes Due September 2022

On March 9, 2012, Berry issued $600 million aggregate principal amount of 6.375% senior notes due September 2022 (the “Berry September 2022 Senior Notes”), in accordance with an underwriting agreement entered into on March 6, 2012 with Wells Fargo Securities, LLC, as representative of the underwriters named therein. The Berry September 2022 Senior Notes were issued under an indenture dated March 9, 2012, mature September 15, 2022, and bear interest at 6.375%. Interest is payable semi-annually on March 15 and September 15 of each year. The Berry September 2022 Senior Notes are general unsecured senior obligations of Berry and are effectively junior in right of payment to any of Berry’s secured indebtedness to the extent of the collateral securing such indebtedness.

The indenture provides that Berry may redeem: (i) prior to March 15, 2015, up to 35% of the aggregate principal amount of the Berry September 2022 Senior Notes at a redemption price of 106.375% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to March 15, 2017, all or part of the Berry September 2022 Senior Notes at a redemption price equal to the principal amount redeemed, plus the applicable premium (as defined in the indenture) and accrued and unpaid interest; and (iii) all or part of the Berry September 2022 Senior Notes at redemption prices equal to 103.188% on or after March 15, 2017, 102.125% on or after March 15, 2018, 101.063% on or after March 15, 2019 and 100% on or after March 15, 2020, in each case, of the principal amount redeemed, plus accrued and unpaid interest. The indenture also provides that, if a change of control (as defined in the indenture) occurs, the holders have a right to require us to repurchase all or part of the Berry September 2022 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

In February 2014, in accordance with the indenture, we repurchased through a cash tender offer $837,000 of the outstanding aggregate principal amount of the Berry September 2022 Senior Notes.

Senior Notes Covenants

LINN’s senior notes contain covenants that, among other things, may limit our ability to: (i) pay distributions on, purchase or redeem the LINN’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of our assets; (vii) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. We are in compliance with all financial and other covenants of our senior notes.

Berry’s senior notes contain covenants that, among other things, may limit its ability to: (i) incur or guarantee additional indebtedness; (ii) pay distributions on Berry’s equity or redeem its subordinated debt; (iii) create certain liens; (iv) enter into agreements that restrict distributions or other payments from Berry’s restricted subsidiaries to Berry; (v) sell assets; (vi) engage in transactions with affiliates; and (vii) consolidate, merge or transfer all or substantially all of Berry’s assets. Berry is in compliance with all financial and other covenants of its senior notes.

DESCRIPTION OF NEW MAY 2019 SENIOR NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the term “Company,” “us,” “our” or “we” refers only to Linn Energy, LLC and not to any of its subsidiaries, the term “Finance Corp.” refers to Linn Energy Finance Corp. and the term “Issuers” refers to the Company and Finance Corp. The term “Berry” refers to Berry Petroleum Company, LLC, a subsidiary of the Company. The term “EAT Entities” refers to Linn 1031 Holdings, LLC and Linn Exchange Properties, LLC, neither of which will initially be a subsidiary of the Company.

The Issuers will issue $450 million aggregate principal amount of 6.500% senior notes due 2019 (the “new 2019 notes”) as additional notes under an indenture (the “2019 indenture”), dated as of May 13, 2011 by and among themselves, the Guarantors and U.S. Bank National Association, as trustee, pursuant to which the Issuers previously issued $750,000,000 aggregate principal amount of 6.500% senior notes due 2019 on May 13, 2011 (the “existing 2019 notes”). Therefore, as used in this Description of 2019 Notes, the terms “Issue Date” and “date of the 2019 indenture” refer to May 13, 2011, the date of issue of the existing 2019 notes. The new 2019 notes will form a part of a single class of securities with such existing 2019 notes for all purposes under the 2019 indenture and will have the same terms of as those existing 2019 notes. The new 2019 notes, the existing 2019 notes and any other additional 2019 notes are herein collectively referred to as the “2019 notes.”

The terms of the 2019 notes include those stated in the 2019 indenture and those made part of the 2019 indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the 2019 indenture. It does not restate that agreement in its entirety. We urge you to read the 2019 indenture because it, and not this description, defines your rights as Holders of the 2019 notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the 2019 indenture.

The registered Holder of a 2019 note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the 2019 indenture.

Holders of new 2019 notes will vote together with the Holders of the existing 2019 notes for all relevant purposes under the 2019 indenture. In that regard, the 2019 indenture requires that certain actions by the Holders under the 2019 indenture (including acceleration after an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of all 2019 notes issued under the 2019 indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the 2019 indenture, the new 2019 notes will be aggregated with the existing 2019 notes, and the Holders of the new 2019 notes and the existing 2019 notes will vote together as a single series for all such purposes. Accordingly, all references in this “Description of 2019 Notes” to specified percentages in aggregate principal amount of the 2019 notes mean, at any time after this offering is consummated, such percentage in aggregate principal amount of the new 2019 notes and the existing 2019 notes then outstanding.

Brief Description of the 2019 Notes and the Subsidiary Guarantees

The 2019 Notes. The 2019 notes:

•	are general unsecured obligations of the Issuers;

•	rank equal in right of payment with all existing and future Senior Debt of either of the Issuers;

•

rank effectively junior in right of payment to any secured Indebtedness of either of the Issuers, including Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing such Indebtedness;

•

rank effectively junior in right of payment to all existing and future Indebtedness of any of our existing and future subsidiaries that do not guarantee the 2019 notes, including Berry’s Indebtedness under that certain Second Amended and Restated Credit Agreement, dated as of November 15, 2010, among Berry, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders party thereto (the “Berry Credit Facility”), and the 6.75% senior notes due 2020 and the 6.375% senior notes due 2022 issued by Berry on November 1, 2010 and March 9, 2012, respectively (the “Berry Senior Notes”), other than any senior Indebtedness owed to us;

•

rank effectively junior in right of payment to all existing and future Indebtedness and other liabilities of the EAT Entities prior to our acquisition of 100% of the outstanding equity interests in the respective EAT Entity and the termination of that certain Term Loan Agreement, dated as of August 29, 2014, among Linn Exchange Properties, LLC, the Bank of Nova Scotia, as Administrative Agent, and the other lenders party thereto (the “EAT Term Loan Agreement”), other than any senior Indebtedness owed to us;

•	rank senior in right of payment to any future subordinated Indebtedness of either of the Issuers; and

•	are unconditionally guaranteed by the Guarantors on a senior unsecured basis.

The Subsidiary Guarantees. The 2019 notes are guaranteed by all of the Company’s existing material domestic Subsidiaries, other than Finance Corp. LinnCo, LLC, Berry and Berry’s sole member, Linn Acquisition Company, LLC. In addition, none of the EAT Entities will initially guarantee the 2019 notes or be Restricted Subsidiaries as neither of them is a Subsidiary of the Company, and it is not contemplated that either EAT Entity will guarantee the 2019 notes unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated.

Each guarantee of the 2019 notes:

•	is a general unsecured obligation of the Guarantor;

•	ranks equal in right of payment with all existing and future Senior Debt of that Guarantor;

•

ranks effectively junior in right of payment to any secured Indebtedness of that Guarantor, including Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing such Indebtedness; and

•	ranks senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of June 30, 2014, after giving effect to the Pro Forma Transactions, the Company (excluding its subsidiaries) would have had:

•

total Senior Debt of approximately $6.0 billion, consisting of the 2019 notes, the 2021 notes, the Existing Senior Notes and approximately $2.8 billion of secured Senior Debt outstanding under the Amended Credit Facility, including our senior secured term loans; and

•	no Indebtedness subordinated in right of payment to the 2019 notes.

On the same basis, the Guarantors would have had:

•

total Senior Debt of approximately $6.0 billion, consisting of the guarantees of the 2019 notes, the 2021 notes, the Existing Senior Notes and guarantees of approximately $2.8 billion of secured Senior Debt outstanding under the Amended Credit Facility, including our senior secured term loans; and

•	no Indebtedness subordinated in right of payment to their guarantees of the 2019 notes.

The 2019 indenture will permit us and the Guarantors to incur additional Indebtedness, including additional Senior Debt.

Restricted Subsidiaries of the Company (including any newly created or acquired Restricted Subsidiaries of the Company) guarantee the 2019 notes only under the circumstances described below under the subheading

“— Certain Covenants — Additional Subsidiary Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us.

Currently, all of our Subsidiaries are “Restricted Subsidiaries.” However, none of the EAT Entities will initially be Restricted Subsidiaries as neither of them is a Subsidiary of the Company, and it is not contemplated that either EAT Entity will become a Restricted Subsidiary unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated. Also, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the 2019 indenture.

Our Unrestricted Subsidiaries do not guarantee the 2019 notes.

Principal, Maturity and Interest

The Issuers previously issued existing 2019 notes with an aggregate principal amount of $750 million. The Issuers will issue $450 million aggregate principal amount of new 2019 notes in this offering. The Issuers may issue additional 2019 notes under the 2019 indenture from time to time after this offering. Any offering of additional 2019 notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The 2019 notes and any additional 2019 notes subsequently issued under the 2019 indenture will be treated as a single class for all purposes under the 2019 indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The 2019 notes are issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The 2019 notes will mature on May 15, 2019.

Interest on the 2019 notes accrues at the rate of 6.500% per annum and is payable semi-annually in arrears on May 15 and November 15. The first interest payment date on the new 2019 notes will be November 15, 2014. Interest on overdue principal and interest will accrue at a rate that is 1.0% higher than the then applicable interest rate on the 2019 notes. The Issuers will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.

Interest on the 2019 notes will accrue from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment.

Methods of Receiving Payments on the 2019 Notes

If a Holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium, if any, on that Holder’s 2019 notes in accordance with those instructions. All other payments on the 2019 notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the 2019 Notes

The trustee will initially act as paying agent and registrar. The 2019 notes may be presented for registration of transfer and exchange at the offices of the registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange 2019 notes in accordance with the 2019 indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of 2019 notes. No service charge will be imposed by the Issuers, the trustee or the registrar for any registration of transfer or exchange of 2019 notes, but Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any 2019 note selected for redemption. Also, the Issuers are not required to transfer or exchange any 2019 note for a period of 15 days before a selection of 2019 notes to be redeemed.

Subsidiary Guarantees

Currently, the 2019 notes are guaranteed on a senior unsecured basis by all of our existing material domestic Subsidiaries, excluding Finance Corp., LinnCo, LLC, and Berry’s sole member, Linn Acquisition Company LLC. In addition, none of the EAT Entities will initially guarantee the 2019 notes as neither of them is a Subsidiary of the Company and it is not contemplated that either EAT Entity will guarantee the 2019 notes unless and until such EAT Entity becomes Subsidiary of the Company and the EAT Term Loan Agreement is terminated. In the future, the Restricted Subsidiaries of the Company will be required to guarantee the 2019 notes under the circumstances described under “— Certain Covenants — Additional Subsidiary Guarantees.” These Subsidiary Guarantees are unconditional and joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, although this limitation may not be effective to prevent the Subsidiary Guarantees from being voided in bankruptcy. See “Risk Factors — Risks Related to the Notes — A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.”

A Guarantor may not sell or otherwise dispose of, in one or more related transactions, all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Company or a Guarantor) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the 2019 indenture, all the obligations of that Guarantor under the 2019 notes, the 2019 indenture and its Subsidiary Guarantee on terms set forth therein; or

(b) such transaction complies with the “Asset Sale” provisions of the 2019 indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the 2019 indenture;

(2) in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the 2019 indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such disposition;

(3) if such Guarantor is a Restricted Subsidiary and the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the 2019 indenture;

(4) upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the 2019 indenture as described below under the caption “— Satisfaction and Discharge”;

(5) upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred or is continuing;

(6) at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other guarantee) and (y) to be an obligor with respect to any Indebtedness under any Credit Facility; or

(7) upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to the Company or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist.

See “— Repurchase at the Option of Holders — Asset Sales.”

Optional Redemption

Except as otherwise described below, the 2019 notes will not be redeemable at the Issuers’ option prior to May 15, 2015. The Issuers are not, however, prohibited from acquiring the 2019 notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the 2019 indenture.

On and after May 15, 2015, the Issuers may redeem all or a part of the 2019 notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the 2019 notes to be redeemed to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2015	103.250%
2016	101.625%
2017 and thereafter	100.000%

Prior to May 15, 2015, the Issuers may on any one or more occasions redeem all or part of the 2019 notes at a redemption price equal to the sum of:

(1) the principal amount thereof, plus

(2) the Make Whole Premium at the redemption date, plus

(3) accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Selection and Notice

If less than all of the 2019 notes are to be redeemed at any time, the trustee will select 2019 notes for redemption as follows:

(1) if the 2019 notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the 2019 notes are listed; or

(2) if the 2019 notes are not listed on any national securities exchange, on a pro rata basis (except that any 2019 notes represented by a 2019 note in global form will be selected by such method as DTC may require).

No 2019 notes of $2,000 or less can be redeemed in part. Notices of optional redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of 2019 notes to be redeemed at its registered address, except that optional redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the 2019 notes or a satisfaction and discharge of the 2019 indenture. Notice of any redemption, including, without limitation, upon an Equity Offering, may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

If any 2019 note is to be redeemed in part only, the notice of redemption that relates to that 2019 note will state the portion of the principal amount of that 2019 note that is to be redeemed. A new 2019 note in principal amount equal to the unredeemed portion of the original 2019 note will be issued in the name of the applicable Holder upon cancellation of the original 2019 note. 2019 notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on 2019 notes or portions of them called for redemption.

The notice of redemption with respect to a redemption described in the fourth paragraph under “— Optional Redemption” need not set forth the Make Whole Premium but only the manner of calculation thereof.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders,” neither of the Issuers is required to make mandatory redemption or sinking fund payments with respect to the 2019 notes or to repurchase the 2019 notes at the option of the Holders.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of 2019 notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that Holder’s 2019 notes pursuant to an offer (“Change of Control Offer”) on the terms set forth in the 2019 indenture. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of 2019 notes repurchased plus accrued and unpaid interest, if any, on the 2019 notes repurchased, to the date of purchase (the “Change of Control Purchase Date”), subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Change of Control Purchase Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder and the trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase 2019 notes properly tendered prior to the expiration date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the 2019 indenture and described in such notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2019 notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the 2019 indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the 2019 indenture by virtue of such compliance.

Promptly after expiration of the Change of Control Offer, the Company will, to the extent lawful, accept for payment all 2019 notes or portions of 2019 notes properly tendered pursuant to the Change of Control Offer. Promptly thereafter on the Change of Control Purchase Date, the Company will:

(1) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all 2019 notes or portions of 2019 notes properly tendered; and

(2) deliver or cause to be delivered to the trustee the 2019 notes properly accepted together with an officers’ certificate stating the aggregate principal amount of 2019 notes or portions of 2019 notes being purchased by the Company.

On the Change of Control Purchase Date, the paying agent will mail to each Holder of 2019 notes properly tendered the Change of Control Payment for such 2019 notes (or, if all the 2019 notes are then in global form, make such payment through the facilities of DTC), and the trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new 2019 note equal in principal amount to any unpurchased portion of the 2019 notes surrendered, if any; provided, however, that each new 2019 note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The Company’s ability to repurchase 2019 notes pursuant to a Change of Control Offer may be restricted by the terms of any Credit Facility, and may be prohibited or otherwise limited by the terms of any then existing borrowing arrangements and the Company’s financial resources. The exercise by the Holders of 2019 notes of their right to require the Company to repurchase the 2019 notes upon a Change of Control Offer could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company or otherwise. The Credit Agreement provides that certain change of control events with respect to the Company would constitute an event of default thereunder, entitling the lenders, among other things, to accelerate the maturity of all Senior Debt outstanding thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company or any Guarantor becomes a party may contain similar restrictions and provisions. The 2019 indenture provides that, prior to complying with any of the provisions of this “Change of Control” covenant, but in any event no later than the Change of Control Purchase Date, the Company or any Guarantor must either repay all of its other outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing such Senior Debt to permit the repurchase of 2019 notes required by this covenant. If the Company does not obtain the requisite consents or repay all of its other outstanding Senior Debt, the Company will remain prohibited from purchasing 2019 notes under those other agreements. The Company’s failure to purchase tendered 2019 notes would constitute an Event of Default under the 2019 indenture which could, in turn, constitute a default under other Indebtedness.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the 2019 indenture are applicable. Except as described above with respect to a Change of Control, the 2019 indenture does not contain provisions that permit the Holders of the 2019 notes to require that the Company repurchase or redeem the 2019 notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the 2019 indenture applicable to a Change of Control Offer made by the Company and purchases all 2019 notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption of all 2019 notes has been given pursuant to the 2019 indenture as described above under the caption “— Optional Redemption” unless there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for such Change of Control at the time of making the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of 2019 notes to require the Company to repurchase its 2019 notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding 2019 notes accept a Change of Control Offer and the Company (or the third party making the offer as provided above) purchases all of the 2019 notes held by such Holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the 2019 notes that remain outstanding following such purchase at a purchase price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the 2019 notes that remain outstanding, to the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or any Person assuming responsibilities for, any liabilities, contingent or otherwise), determined on the date of contractually agreeing to such Asset Sale, at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by the Company and its Restricted Subsidiaries in the Asset Sale (determined on the date of contractually agreeing to such Asset Sale) and all other Asset Sales since the date of the 2019 indenture, on a cumulative basis, is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the 2019 notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days after the Asset Sale, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) accounts receivable of a business retained by the Company or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided that such accounts receivable (i) are not past due more than 90 days and (ii) do not have a payment date greater than 120 days from the date of the invoices creating such accounts receivable.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option to any combination of the following:

(I) to prepay, repay, redeem, defease or repurchase Senior Debt, including the 2019 notes;

(II) to invest in or acquire Additional Assets; or

(III) to make capital expenditures in respect of the Company’s or its Restricted Subsidiaries’ Oil and Gas Business.

The requirement of clause (II) or (III) of the preceding paragraph shall be deemed to be satisfied if a bona fide binding contract committing to make the investment, acquisition or expenditure referred to therein is entered into by the Company or any of its Restricted Subsidiaries with a Person other than an Affiliate of the Company within the time period specified in the preceding paragraph and such Net Proceeds are subsequently applied in accordance with such contract within six months following the date such agreement is entered into.

Pending the final application of any Net Proceeds, the Company or any Restricted Subsidiary of the Company may temporarily reduce Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the 2019 indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.”

On the 366th day after an Asset Sale (or, at the Company’s option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $40.0 million, the Company will make an offer (the “Asset Sale Offer”) to all Holders of 2019 notes, and all holders of other Indebtedness that is pari passu with the 2019 notes containing provisions similar to those set forth in the 2019 indenture with respect to offers to purchase or redeem, on a pro rata basis, with the proceeds of sales of assets, to purchase the maximum principal amount of 2019 notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of settlement, subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of settlement, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the 2019 indenture. If the aggregate principal amount of 2019 notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allocated for purchase of the 2019 notes, the trustee will select the 2019 notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of 2019 notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the 2019 indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the 2019 indenture by virtue of such compliance.

The Company’s ability to repurchase 2019 notes in an Asset Sale Offer may be restricted by the terms of any Credit Facility, and may be prohibited or otherwise limited by the terms of any then existing borrowing arrangements and the Company’s financial resources. The exercise by the Holders of 2019 notes of their right to require the Company to repurchase the 2019 notes upon an Asset Sale Offer could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Company or otherwise. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing 2019 notes, the Company could seek the consent of the applicable lenders to the purchase of 2019 notes or could attempt to refinance the Indebtedness that contains such prohibitions. If the Company does not obtain a consent or repay the Indebtedness, the Company will remain prohibited from purchasing 2019 notes. In that case, the Company’s failure to purchase tendered 2019 notes would constitute an Event of Default under the 2019 indenture which could, in turn, constitute a default under other Indebtedness.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the 2019 notes or any Subsidiary Guarantee (excluding (a) any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, (b) the purchase, redemption, defeasance, repurchase or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the 2019 notes or the Subsidiary Guarantees purchased, redeemed, defeased or otherwise acquired or retired for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, and (c) any payment of principal at the Stated Maturity thereof); or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment, no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment and either:

(I) if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment (the “Trailing Four Quarters”) is not less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (8), (9), (11) and (12) of the next succeeding paragraph) with respect to the quarter for which such Restricted Payment is made, is less than the sum, without duplication, of:

(a) Available Cash as of the end of the Company’s preceding fiscal quarter, plus

(b) 100% of the aggregate net cash proceeds, and the fair market value of any Capital Stock of Persons engaged primarily in the Oil and Gas Business or any other assets that are used or useful in the Oil and Gas Business, in each case received by the Company after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

(c) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person since the Measurement Date resulting from:

(i) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to a purchaser other than the Company or a Subsidiary of the Company, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary of the Company; plus

(ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or the merger or consolidation of an Unrestricted Subsidiary with and into, or the transfer of its assets to, or liquidation into, the Company or any Restricted Subsidiary (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary of the Company in such Unrestricted Subsidiary; plus

(iii) any amount which previously qualified as a Restricted Payment on account of any guarantee entered into by the Company or any Restricted Subsidiary after the Issue Date, to the extent that such guarantee has not been called upon and the obligation arising under such guarantee no longer exists or has been reduced; plus

(iv) the Company or any Restricted Subsidiary making any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary or is merged or consolidated with the Company or a Restricted Subsidiary, to the extent of the Company’s or any Restricted Subsidiary’s Restricted Investment in such Person prior to the time it became a Restricted Subsidiary or the time of such merger or consolidation, in each case to the extent such amounts have not been included in Available Cash for any period commencing on or after the Measurement Date (items (b) and (c) being referred to as “Incremental Funds”), minus

(d) the aggregate amount of Incremental Funds previously expended pursuant to this clause (I) and clause (II) below; or

(II) if the Fixed Charge Coverage Ratio for the Trailing Four Quarters is less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (8), (9), (11) and (12) of the next succeeding paragraph) with respect to the quarter for which such Restricted Payment is made (such Restricted Payments for purposes of this clause (II) meaning only distributions on units of the Company), is less than the sum, without duplication, of:

(a) $500.0 million less the aggregate amount of all prior Restricted Payments made by the Company and its Restricted Subsidiaries pursuant to this clause (H)(a) since the date of the 2019 indenture, plus

(b) Incremental Funds to the extent not previously expended pursuant to this clause (II) or clause (I) above.

As of the date of this prospectus supplement, we believe the amount available for Restricted Payments pursuant to clause (I) above was approximately $2.7 billion and will be increased by approximately $1.0 billion upon completion of the Reverse 1031 Exchange described under “Summary—Recent Developments—Devon Assets Acquisition.”

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of its declaration, if at the date of declaration the payment would have complied with the provisions of the 2019 indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent (a) contribution (other than from a Restricted Subsidiary of the Company) to the equity capital of the Company or (b) sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock), with a sale being deemed substantially concurrent if such redemption, repurchase, retirement, defeasance or acquisition occurs not more than 120 days after such sale; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded or deducted from the calculation of Available Cash and Incremental Funds;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, Permitted Refinancing Indebtedness, with an incurrence of Permitted Refinancing Indebtedness being deemed substantially concurrent if such defeasance, redemption, repurchase, retirement or acquisition occurs not more than 120 days after such incurrence;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis or on a basis more favorable to the Company or a Restricted Subsidiary;

(5) so long as no Default (other than a Reporting Default) or Event of Default shall have occurred and be continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company pursuant to any director or employee equity subscription agreement or equity option agreement or other employee benefit plan or to satisfy obligations under any Equity Interests appreciation rights or option plan or similar arrangement; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year (with any portion of such $3.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (a) the cash proceeds received by the Company or any of its Restricted Subsidiaries from sales of Equity Interests of the Company to employees or directors of the Company or its Affiliates that occur after the date of the 2019 indenture (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clauses (I)(b) or (II)(b) of the first paragraph of this covenant) and (b) the cash proceeds of key man life insurance policies received by the Company or any of its Restricted Subsidiaries after the date of the 2019 indenture;

(6) any purchase, redemption, defeasance, retirement or other acquisition of Indebtedness that is subordinated in right of payment to the 2019 notes or a Subsidiary Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated Indebtedness in the event of an Asset Sale, in each case plus accrued and unpaid interest thereon, in connection with any change of control offer or asset sale offer required by the terms of such Indebtedness, but only if:

(a) in the case of a Change of Control, the Company has first complied with and fully satisfied its obligations under the provisions described under “Repurchase at the Option of Holders — Change of Control;” or

(b) in the case of an Asset Sale, the Company has complied with and fully satisfied its obligations in accordance with the covenant under the heading, “Repurchase at the Option of Holders — Asset Sales;”

(7) the repurchase, redemption or other acquisition for value of Equity Interests of the Company or any Restricted Subsidiary of the Company representing fractional shares of such Equity Interests in connection with a merger or consolidation involving the Company or such Restricted Subsidiary or any other transaction permitted by the 2019 indenture;

(8) repurchases of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants or other convertible securities if such Equity Interests represent a portion of the exercise or conversion price thereof;

(9) the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(10) any payments in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by the 2019 indenture not to exceed $10.0 million in the aggregate after the date of the 2019 indenture;

(11) Equity Repurchases on or after the date of the 2019 indenture that, when combined with any Equity Repurchases made pursuant to this clause (11) on or after the Measurement Date and prior to the date of the 2019 indenture, are in an aggregate amount not in excess of $100.0 million; or

(12) so long as no Default (other than a Reporting Default) or Event of Default shall have occurred and be continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed at any one time outstanding the greater of (i) $50.0 million and (ii) 1.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such Restricted Payment (after giving effect to any dividends, interest payments, return of capital and subsequent reduction in the amount of any Investments made pursuant to this clause as a result of the repayment or other disposition thereof, in an amount not to exceed the amount of such Investments previously made pursuant to in this clause); provided, however, that if any Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of “Permitted Investments” and shall cease to have been made pursuant to this clause (12) for so long as such Person continues to be a Restricted Subsidiary.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to the Restricted Payment, except that the amount of a non-cash Restricted Payment referred to in clause (1) will be the Fair Market Value on the date of declaration. The fair market value of any assets or securities that are required to be valued by this covenant will be determined, in the case of amounts in excess of $25.0 million but no greater than $50.0 million, by an officer of the Company and, in the case of amounts over $50.0 million, by the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution. For purposes of determining compliance with this “Restricted Payments” covenant, (x) in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1)-(12), the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant; and (y) in the event a Restricted Payment is made pursuant to clause (1) or (H) of the second preceding paragraph, the Company will be permitted to classify whether all or any portion thereof is being (and in the absence of such classification shall be deemed to have classified the minimum amount possible as having been) made with Incremental Funds.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness, the Company will not issue any Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any preferred securities; provided, however, that the Company and any of its Restricted Subsidiaries may incur Indebtedness or the Company may issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any Disqualified Stock described in clause (5), (12) or (15) or any preferred securities described in clause (11) below (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness (including letters of credit) under one or more Credit Facilities, provided that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) and then outstanding does not exceed the greater of (a) $2.0 billion and (b) an amount equal to 35.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence;

(2) the incurrence by the Company or its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by (a) the existing 2019 notes and the related Subsidiary Guarantees and (b) the Exchange Notes relating to the existing 2019 notes and the related Subsidiary Guarantees issued pursuant to any registration rights agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary and related financing costs, and Attributable Debt in respect of sale and leaseback transactions, including all Permitted Refinancing Indebtedness incurred to extend, refinance, renew, replace, defease, refund, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (4), provided that after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred pursuant to this clause (4) and then outstanding does not exceed the greater of (a) $50.0 million and (b) 1.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence;

(5) the incurrence or issuance by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or Disqualified Stock of the Company, in each case that was permitted by the 2019 indenture to be incurred under the 2019 indenture (including Indebtedness previously incurred pursuant to this clause (5));

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among any of the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the 2019 notes, or if a Guarantor is the obligor on such Indebtedness and neither the Company nor another Guarantor is the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantee of such Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence (as of the date of such issuance, sale or transfer) of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of obligations under Hedging Contracts;

(8) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(11) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of any preferred securities; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred securities being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred securities to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an issuance (as of the date of such issuance, sale or transfer) of such preferred securities by such Restricted Subsidiary that was not permitted by this clause (11);

(12) Permitted Acquisition Indebtedness;

(13) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(14) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Company and the Restricted Subsidiaries;

(15) accounts payable or other obligations of the Company or any of its Restricted Subsidiaries to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services;

(16) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or any Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary in a transaction permitted by the 2019 indenture, other than guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and

(17) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by the Company of additional Disqualified Stock, provided that, after giving effect to any such incurrence or issuance, the aggregate principal amount of all Indebtedness and Disqualified Stock incurred or issued under this clause (17) and then outstanding does not exceed the greater of (a) $100.0 million and (b) 2.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence or issuance.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, the Company will be permitted to divide and classify (or later classify, reclassify or re-divide in whole or in part in its sole discretion) such item of Indebtedness or Disqualified Stock in any manner that complies with this covenant. Any Indebtedness under Credit Facilities on the date of the 2019 indenture shall be considered incurred under the first paragraph of this covenant. For purposes of determining any particular amount of Indebtedness under this covenant, (i) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness otherwise included in the determination of such amount shall not also be included and (ii) if obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (1) of the definition of “Permitted Debt” and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred securities in the form of additional shares of the same class of Disqualified Stock or preferred securities will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred securities for purposes of this covenant, provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of its property or assets (whether now owned or hereafter acquired), securing Indebtedness, unless the 2019 notes or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, is secured on an equal and ratable basis with (or, in the case of obligations subordinated in right of payment to the 2019 notes or such Subsidiary Guarantee, as the case may be, on a basis senior (to at least the same extent as the 2019 notes are senior in right of payment) to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien on any property or assets of the Company or any of its Restricted Subsidiaries created for the benefit of the Holders of the 2019 notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements (including in respect of any Credit Facilities) as in effect on the date of the 2019 indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements (or the agreements referred to in this clause (1)), or the Indebtedness to which those agreements (or the agreements referred to in this clause (1)) relate, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in those agreements on the date of the 2019 indenture, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(2) the 2019 indenture, the 2019 notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was otherwise permitted by the terms of the 2019 indenture to be incurred;

(5) instruments governing other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the date of the 2019 indenture in accordance with the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that the provisions relating to such encumbrance or restriction contained in such instruments are not materially more restrictive, taken as a whole, than the provisions contained in the Credit Agreement and in the 2019 indenture as in effect on the date of the 2019 indenture, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(6) customary non-assignment provisions in Hydrocarbon purchase and sale or exchange agreements or similar operational agreements or in licenses or leases, in each case entered into in the ordinary course of business;

(7) Capital Lease Obligations, mortgage financings or purchase money obligations, in each case for property acquired in the ordinary course of business that impose restrictions on that property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary of the Company that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into (a) in the ordinary course of business or (b) with the approval of the Company’s Board of Directors, which limitations are applicable only to the assets or property that are the subject of such agreements;

(12) any agreement or instrument relating to any property or assets acquired after the date of the 2019 indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisition;

(13) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(14) customary encumbrances and restrictions contained in agreements of the types described in the definition of “Permitted Business Investments”;

(15) Hedging Contracts permitted from time to time under the 2019 indenture;

(16) the issuance of preferred securities by a Restricted Subsidiary of the Company or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such preferred securities is permitted pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such preferred securities do not expressly restrict the ability of a Restricted Subsidiary of the Company to pay dividends or make any other distributions on its Equity Interests (other than requirements to pay dividends or liquidation preferences on such preferred securities prior to paying any dividends or making any other distributions on such other Equity Interests); and

(17) any Permitted Investment.

Merger, Consolidation or Sale of Assets

Neither of the Issuers may, directly or indirectly: (x) consolidate or merge with or into another Person (whether or not such Issuer is the survivor); or (y) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (a) such Issuer is the survivor; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as the Company is not a corporation;

(2) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of such Issuer under the 2019 notes, the 2019 indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) in the case of a transaction involving the Company and not Finance Corp., either

(a) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will, on the date of such transaction immediately after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(b) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, will be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; or

(c) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis, the Consolidated Net Worth of the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, will be greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and

(5) such Issuer has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the 2019 indenture.

Notwithstanding the restrictions described in the foregoing clauses (3) and (4), any Restricted Subsidiary of the Company (other than an Issuer) may consolidate with, merge into or dispose of all or part of its properties and assets to the Company, and the Company will not be required to comply with the preceding clause (5) in connection with any such consolidation, merger or disposition.

Notwithstanding the second preceding paragraph, the Company is permitted to reorganize as any other form of entity in accordance with the following procedures provided that:

(1) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of the Company into a form of entity other than a limited liability company formed under Delaware law;

(2) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3) the entity so formed by or resulting from such reorganization assumes all the obligations of the Company under the 2019 notes, the 2019 indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(4) immediately after such reorganization no Default or Event of Default exists; and

(5) such reorganization is not materially adverse to the Holders or Beneficial Owners of the 2019 notes (for purposes of this clause (5) a reorganization will not be considered materially adverse to the Holders or Beneficial Owners of the 2019 notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includable corporation” of an affiliated group of corporations with the meaning of Section 1504(b)(i) of the Code or any similar state or local law).

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation or merger or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of an Issuer in accordance with the foregoing in which such Issuer is not the surviving entity, the surviving entity formed by such consolidation or into or with which such Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under the 2019 indenture with the same effect as if such surviving entity had been named as such Issuer in the 2019 indenture, and thereafter (except in the case of a lease of all or substantially all of such Issuer’s assets), such Issuer will be relieved of all obligations and covenants under the 2019 indenture and the 2019 notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of the Company’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or the relevant Restricted Subsidiary from a financial point of view; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million but no greater than $50.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement or arrangement, equity award, equity option or equity appreciation agreement or plan, employee benefit plan, officer or director indemnification agreement, severance agreement or other compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, and payments, awards, grants or issuances of securities pursuant thereto;

(2) transactions between or among any of the Company and its Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such transaction);

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or indirectly, an Equity Interest in, or otherwise controls, such Person;

(4) customary compensation, indemnification and other benefits made available to officers, directors or employees of the Company or a Restricted Subsidiary or Affiliate of the Company, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(5) sales of Equity Interests (other than Disqualified Stock) to, or receipt of capital contributions from, Affiliates of the Company;

(6) any Permitted Investments or Restricted Payments that are permitted by the provisions of the 2019 indenture described above under the caption “— Restricted Payments” (and any transaction that would constitute a Restricted Payment but for the exclusions from the definition thereof);

(7) transactions between the Company or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Company or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as applicable, on any matter involving such other Person;

(8) the existence of, and the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of, any written agreement to which the Company or any of its Restricted Subsidiaries is a party on the date of the 2019 indenture and which is described in this prospectus, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any amendment, modification or supplement entered into after the date of the 2019 indenture will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the Holders of the 2019 notes than the terms of the agreements in effect on the date of the 2019 indenture;

(9) any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(10) (a) guarantees by the Company or any of its Restricted Subsidiaries of performance of obligations of the Company’s Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money, and (b) pledges by the Company or any Restricted Subsidiary of the Company of Equity Interests in Unrestricted Subsidiaries for the benefit of lenders or other creditors of the Company’s Unrestricted Subsidiaries;

(11) any Affiliate Transaction with a Person in its capacity as a holder of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary of the Company if such Person is treated no more favorably than the other holders of Indebtedness or Capital Stock of the Company or such Restricted Subsidiary;

(12) transactions with Unrestricted Subsidiaries, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the 2019 indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), not materially less favorable to the Company and its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated person, in the good faith determination of the Company’s Board of Directors or any executive officer of the Company involved in or otherwise familiar with such transaction, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(13) transactions entered into by a Person prior to the time such Person becomes a Subsidiary or is merged or consolidated into the Company or a Subsidiary (provided such transaction is not entered into in contemplation of such event); and

(14) dividends and distributions to the Company and its Restricted Subsidiaries by any Unrestricted Subsidiary or Joint Venture.

Designation of Restricted and Unrestricted Subsidiaries

Currently, all of the Subsidiaries of the Company are Restricted Subsidiaries. However, none of the EAT Entities will initially be Restricted Subsidiaries as neither of them is a Subsidiary of the Company and it is not contemplated that either EAT Entity will become a Restricted Subsidiary unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated. The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or represent Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary of the Company to be a Restricted Subsidiary, provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

Additional Subsidiary Guarantees

If, after the date of the 2019 indenture, any Restricted Subsidiary of the Company that is not already a Guarantor guarantees any other Indebtedness of either of the Issuers or any Indebtedness of any Guarantor in excess of the De Minimis Guaranteed Amount, or any Domestic Subsidiary, if not then a Guarantor, incurs any Indebtedness under any of the Credit Facilities, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 30 Business Days of the date on which it guaranteed or incurred such Indebtedness, as the case may be; provided, however, that the preceding shall not apply to Subsidiaries of the Company that have properly been designated as Unrestricted Subsidiaries in accordance with the 2019 indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph shall provide by its terms that it shall be automatically and unconditionally released at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other guarantee) and (y) if such Guarantor is a Domestic Subsidiary, to be an obligor with respect to any Indebtedness under any Credit Facility.

Each Subsidiary Guarantee shall also be released in accordance with the provisions of the 2019 indenture described under “Subsidiary Guarantees.”

Limitations on Finance Corp. Activities

Finance Corp. may not incur Indebtedness unless (1) the Company is a co-issuer or guarantor of such Indebtedness or (2) the net proceeds of such Indebtedness are loaned to the Company, used to acquire outstanding debt securities issued by the Company or used to repay Indebtedness of the Company as permitted under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.” Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for the Company or its Restricted Subsidiaries.

Reports

Whether or not required by the Commission, so long as any 2019 notes are outstanding, the Company will file with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing, in which case the Company will furnish to the trustee and, upon its prior request, to any Holder of 2019 notes, within the time periods specified in the Commission’s rules and regulations):

(1) all quarterly and annual financial information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

The availability of the foregoing information or reports on the SEC’s web site will be deemed to satisfy the foregoing delivery requirements.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, for so long as any 2019 notes remain outstanding, if at any time the Company and the Guarantors are not required to file the reports required by the preceding paragraphs with the Commission, they will furnish to the Holders of the 2019 notes and to securities analysts and prospective investors in the 2019 notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the

Securities Act. The Company will be deemed to have provided such information to the Holders, securities analysts and prospective Holders if it has filed reports containing such information with the Commission via the EDGAR filing system and such reports are publicly available.

Covenant Termination

If at any time (a) the rating assigned to the 2019 notes by both Ratings Agencies is an Investment Grade Rating, (b) no Default has occurred and is continuing under the 2019 indenture and (c) the Issuers have delivered to the trustee an officers’ certificate certifying to the foregoing provisions of this sentence, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the 2019 indenture described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and the following provisions of the 2019 indenture described above under the caption “— Certain Covenants”:

•	“— Restricted Payments,”

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	“— Transactions with Affiliates”

•	“— Limitations on Finance Corp. Activities.”

However, the Company and its Restricted Subsidiaries will remain subject to the provisions of the 2019 indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control”, and the following provisions of the 2019 indenture described above under the caption “— Covenants”:

•	“— Liens”;

•	“— Merger, Consolidation or Sale of Assets” (other than clause (4) of such covenant);

•	“— Designation of Restricted and Unrestricted Subsidiaries”;

•	“— Additional Subsidiary Guarantees”;

•	“— Reports”; and

•	the covenant respecting payments for consent described below in the penultimate paragraph under the caption “— Amendment, Supplement and Waiver.”

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the 2019 notes;

(2) default in payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the 2019 notes;

(3) failure by the Company to comply with the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” or to consummate a purchase of 2019 notes when required pursuant to the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” and “— Repurchase at the Option of Holders — Change of Control;”

(4) failure by the Company for 180 days after notice from the trustee or the Holders of at least 25% in principal amount of the 2019 notes then outstanding to comply with the provisions described under “— Certain Covenants — Reports;”

(5) failure by the Company for 60 days after notice from the trustee or the Holders of at least 25% in principal amount of the 2019 notes then outstanding to comply with any of the other agreements in the 2019 indenture (including the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” and “— Repurchase at the Option of Holders — Change of Control” to the extent not described in clause (3) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the 2019 indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 30 days from the expiration of the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the 2019 notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(7) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $50.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(8) (a) any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or (b) any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee, except, in each case, by reason of the release of such Subsidiary Guarantee in accordance with the 2019 indenture; and

(9) certain events of bankruptcy, insolvency or reorganization described in the 2019 indenture with respect to Finance Corp., the Company or any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization described in the 2019 indenture with respect to Finance Corp., the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company, all outstanding 2019 notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding 2019 notes may declare all the 2019 notes to be due and payable immediately.

Holders of the 2019 notes may not enforce the 2019 indenture or the 2019 notes except as provided in the 2019 indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding 2019 notes may direct the trustee in its exercise of any trust or power. The trustee may withhold notice of any continuing Default or Event of Default from Holders of the 2019 notes if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the 2019 notes.

The Holders of a majority in principal amount of the 2019 notes then outstanding by notice to the trustee may on behalf of the Holders of all of the 2019 notes rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest or premium, if any, that have become due solely because of the acceleration) have been cured or waived.

The Holders of a majority in principal amount of the 2019 notes then outstanding by notice to the trustee may on behalf of the Holders of all of the 2019 notes waive (including, without limitation, in connection with a purchase of, or tender offer or exchange offer for, 2019 notes) any existing Default or Event of Default and its consequences under the 2019 indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the 2019 notes.

The Issuers are required to deliver to the trustee annually a statement regarding compliance with the 2019 indenture. Upon any officer of the Company or Finance Corp. becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Unitholders

No director, officer, partner, employee, incorporator, manager or unitholder or other owner of Capital Stock of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or any Guarantor under the 2019 notes, the 2019 indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation Each Holder of 2019 notes by accepting a 2019 note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 2019 notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding 2019 notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”), except for:

(1) the rights of Holders of outstanding 2019 notes to receive payments in respect of the principal of, and interest or premium, if any, on such 2019 notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the 2019 notes concerning issuing temporary 2019 notes, registration of 2019 notes, mutilated, destroyed, lost or stolen 2019 notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the 2019 indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to the covenants that are described under the caption “Repurchase at the Option of Holders” and “Certain Covenants” (other than the covenant described in the first paragraph under “Certain Covenants — Merger, Consolidation or Sale of Assets,” except to the extent described below) and the limitations described in clause (4) of the first paragraph under the caption “Certain Covenants — Merger, Consolidation or Sale of Assets” (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a

Default or Event of Default with respect to the 2019 notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, insolvency or reorganization events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the 2019 notes. If the Issuers exercise either their Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and any security for the 2019 notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the 2019 notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment banking firm, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on the outstanding 2019 notes on the date of fixed maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the 2019 notes are being defeased to the date of fixed maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) the Issuers have received a ruling from, or a ruling has been published by, the Internal Revenue Service; or

(b) since the date of the 2019 indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding 2019 notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding 2019 notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the 2019 indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of 2019 notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the 2019 indenture, the 2019 notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding 2019 notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2019 notes), and any existing Default or Event of Default or compliance with any provision of the 2019 indenture, the 2019 notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding 2019 notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2019 notes).

Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any 2019 notes held by a non-consenting Holder):

(1) reduce the percentage of principal amount of 2019 notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any 2019 note or alter the provisions with respect to the redemption or repurchase of the 2019 notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any 2019 note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the 2019 notes (except a rescission of acceleration of the 2019 notes by the Holders of at least a majority in principal amount of the 2019 notes and a waiver of the payment default that resulted from such acceleration);

(5) make any 2019 note payable in currency other than that stated in the 2019 notes;

(6) make any change in the provisions of the 2019 indenture relating to waivers of past Defaults or the rights of Holders of 2019 notes to receive payments of principal of, or interest or premium, if any, on the 2019 notes (other than as permitted in clause (7) below);

(7) waive a redemption or repurchase payment with respect to any 2019 note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the 2019 indenture, except in accordance with the terms of the 2019 indenture; or

(9) make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of 2019 notes, the Issuers, the Guarantors and the trustee may amend or supplement the 2019 indenture or the 2019 notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated 2019 notes in addition to or in place of certificated 2019 notes;

(3) to provide for the assumption of an Issuer’s obligations to Holders of 2019 notes in the case of a merger or consolidation or sale of all or substantially all of such Issuer’s properties or assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of 2019 notes or that does not adversely affect the legal rights under the 2019 indenture of any such Holder, provided that any change to conform the 2019 indenture to this prospectus will not be deemed to adversely affect such legal rights;

(5) to secure the 2019 notes or the Subsidiary Guarantees pursuant to the requirements of the covenant described above under the subheading “— Certain Covenants — Liens;”

(6) to provide for the issuance of additional 2019 notes in accordance with the limitations set forth in the 2019 indenture;

(7) to add any additional Guarantor or to evidence the release of any Guarantor from its Subsidiary Guarantee, in each case as provided in the 2019 indenture;

(8) to comply with requirements of the Commission in order to effect or maintain the qualification of the 2019 indenture under the Trust Indenture Act;

(9) to evidence or provide for the acceptance of appointment under the 2019 indenture of a successor trustee; or

(10) to conform the text of the 2019 indenture, the Subsidiary Guarantees or the 2019 notes to any provision of the “Description of Notes” section of the offering memorandum for the existing 2019 notes.

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Beneficial Owner or Holder of any 2019 notes for or as an inducement to any consent to any waiver, supplement or amendment of any terms or provisions of the 2019 indenture or the 2019 notes, unless such consideration is offered to be paid or agreed to be paid to all Beneficial Owners and Holders of the 2019 notes which so consent in the time frame set forth in solicitation documents relating to such consent.

The consent of the Holders is not necessary under the 2019 indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. After an amendment, supplement or waiver under the 2019 indenture becomes effective, the Company is required to mail to the Holders a notice briefly describing the amendment, supplement or waiver. However, the failure to give such notice, or any defect in the notice, will not impair or affect the validity of the amendment, supplement or waiver.

Satisfaction and Discharge

The 2019 indenture will be discharged and will cease to be of further effect as to all 2019 notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the 2019 notes and as otherwise specified in the 2019 indenture), when:

(1) either:

(a) all 2019 notes that have been authenticated, except lost, stolen or destroyed 2019 notes that have been replaced or paid and 2019 notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all 2019 notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the 2019 notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the 2019 indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3) the Issuers or any Guarantor has paid or caused to be paid all other sums payable by it under the 2019 indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the 2019 notes at fixed maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

U.S. Bank National Association, the trustee under the 2019 indenture, is also a lender under the Credit Agreement.

If the trustee becomes a creditor of an Issuer or any Guarantor, the 2019 indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding 2019 notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The 2019 indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the 2019 indenture at the request of any Holder of 2019 notes, unless such Holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The 2019 indenture, the 2019 notes and the Subsidiary Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the 2019 indenture without charge by writing to Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002, Attention: Investor Relations.

Certain Definitions

Set forth below are certain defined terms used in the 2019 indenture. Reference is made to the 2019 indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

(1) any assets used or useful in the Oil and Gas Business, other than Indebtedness or Capital Stock;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or any of its Restricted Subsidiaries; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” of a specified Person means (without duplication), as of the date of determination:

(1) the sum of:

(a) discounted future net revenue from proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal or other income taxes, as estimated by such Person in a reserve report prepared as of the end of the fiscal year of such Person for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenue from:

(i) estimated proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such reserve report, which reserves were not reflected in such reserve report, and

(ii) estimated crude oil and natural gas reserves of such Person and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior period end) due to exploration, development or exploitation, production or other activities which would, in accordance with standard industry practice, cause such revisions, in the case of clauses (i) and (ii) calculated in accordance with SEC guidelines (utilizing the prices for the fiscal quarter ending prior to the date of determination), and decreased by, as of the date of determination, the estimated discounted future net revenue attributable to:

(A) estimated proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries reflected in such reserve report produced or disposed of since the date of such reserve report, and

(B) reductions in the estimated crude oil and natural gas reserves of such Person and its Restricted Subsidiaries reflected in such reserve report since the date of such reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in the case of clauses (A) and (B) calculated in accordance with SEC guidelines (utilizing the prices for the fiscal quarter ending prior to the date of determination); provided, however, that, in the case of each of the determinations made pursuant to clauses (i), (ii), (A) and (B) above, such increases and decreases shall be estimated by the Company’s petroleum engineers;

(b) the capitalized costs that are attributable to crude oil and natural gas properties of such Person and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributable, based on such Person’s books and records as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements;

(c) the Net Working Capital of such Person as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements; and

(d) the greater of:

(i) the net book value of other tangible assets of such Person and its Restricted Subsidiaries as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements, and

(ii) the appraised value, as estimated by independent appraisers, of other tangible assets of such Person and its Restricted Subsidiaries as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements (provided that such Person shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed);

minus

(2) the sum of:

(a) Minority Interests;

(b) to the extent not otherwise taken into account in determining Adjusted Consolidated Net Tangible Assets, any net natural gas balancing liabilities of such Person and its Restricted Subsidiaries reflected in such Person’s latest audited financial statements;

(c) to the extent included in clause (1)(a) above, the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in such Person’s year end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(d) to the extent included in clause (1)(a) above, the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the prices utilized in such Person’s year end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of such Person and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(e) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenue specified in clause (1)(a) above, would be necessary to satisfy fully the obligations of such Person and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, “Adjusted Consolidated Net Tangible Assets” of the Company will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any properties or assets (including by way of a Production Payment or a sale and leaseback transaction or mergers, consolidations or otherwise); provided, however, that the disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole will not be an “Asset Sale,” but will be governed by the provisions of the 2019 indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves properties or assets having a fair market value of less than $20.0 million;

(2) a disposition of assets between or among any of the Company and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) any disposition, abandonment, relinquishment or expiration of equipment, inventory, products, accounts receivable or other properties or assets in the ordinary course of business;

(5) the disposition of cash or Cash Equivalents, Hedging Contracts or other financial instruments in the ordinary course of business;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment (or a disposition that would constitute a Restricted Payment but for the exclusion from the definition thereof);

(7) the farm-out, lease or sublease of developed or undeveloped crude oil or natural gas properties owned or held by the Company or any of its Restricted Subsidiaries in the ordinary course of business or in exchange for crude oil and natural gas properties owned or held by another Person;

(8) (i) any trade or exchange by the Company or any of its Restricted Subsidiaries of Hydrocarbon properties or other properties or assets for Hydrocarbon properties or other properties or assets owned or held by one or more other Persons, and (ii) any transfer or sale of assets, or lease, assignment or sublease of any real or personal property, (A) in exchange for services (including in connection with any outsourcing arrangements), and/or (B) in exchange for such transferee, lessee or assignee (or an Affiliate thereof) agreeing to pay all or a portion of the costs and expenses related to the exploration, development, completion and/or production (and related activities) of properties of the Company or any Restricted Subsidiary, and/or (C) in exchange for properties or assets satisfying the requirements of clause (i) above ((A), (B) and (C) being referred to herein as a “carry”); provided that the fair market value of the properties or assets traded, exchanged, transferred, sold, leased, assigned or subleased by the Company or such Restricted Subsidiary (together with any cash and Cash Equivalents) is reasonably equivalent or of less market value to the fair market value of the properties, assets, services or carry (together with any cash and Cash Equivalents) expected to be received by the Company or such Restricted Subsidiary, as determined in good faith by the Company, and provided further that any cash received must be applied in accordance with the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(9) the creation or perfection of a Lien (but not, except to the extent contemplated in clause (10) below, the sale or other disposition of the properties or assets subject to such Lien);

(10) the creation or perfection of a Permitted Lien and the exercise by any Person in whose favor a Permitted Lien is granted of any of its rights in respect of that Permitted Lien;

(11) a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(12) the grant in the ordinary course of business of any non-exclusive license or sublicense of patents, trademarks, registrations therefor and other similar intellectual property, including without limitation licenses of seismic data;

(13) the disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 45K of the Code or any successor or analogous provisions of the Code; and

(14) the sale or other disposition (whether or not in the ordinary course of business) of oil and gas properties, provided at the time of such sale or other disposition such properties do not have associated with them any proved reserves, and provided further that the sale or other disposition is for not less than the fair market value of such oil and gas properties, as determined in good faith by the Company;

(15) any sale or other disposition of Equity Interests in, or other ownership interests in or assets or property, including Indebtedness, or other securities of, an Unrestricted Subsidiary;

(16) any disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(17) the sale and leaseback of any asset within 180 days of the acquisition thereof.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP. As used in the preceding sentence, the “net rental payments” under any lease for any period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” has the meaning assigned to such term in the LLC Agreement, as in effect on the date of the 2019 indenture.

“Beneficial Owner” has the meaning assigned to such term in Rule 13A-3 and Rule 13A-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Board of Directors” means

(1) with respect to Finance Corp., the board of directors of the corporation;

(2) with respect to the Company, the board of directors of the Company or any authorized committee thereof; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Houston, Texas or in New York, New York or another place of payment are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) certificates of deposit, demand deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest rating obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries) of the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), which occurrence is followed by a Ratings Decline within 90 days of the consummation of such transaction;

(2) the adoption by the unitholders of the Company of a plan relating to the liquidation or dissolution of the Company; or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares, units or the like, which occurrence is followed by a Ratings Decline within 90 days of the consummation of such transaction.

Notwithstanding the preceding, a conversion of the Company or any of its Restricted Subsidiaries from a limited liability company, corporation, limited partnership or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of the Company immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity, and, in either case no “person” Beneficially Owns more than 50% of the Voting Stock of such entity.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

“Commission” or “SEC” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus

(6) all extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business; and minus

(8) to the extent increasing such Consolidated Net Income for such period, the sum of (a) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary of the Company will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale or leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(5) any asset impairment writedowns on oil and gas properties under GAAP or SEC guidelines will be excluded;

(6) unrealized losses and gains under Hedging Contracts included in the determination of Consolidated Net Income, including, without limitation, those resulting from the application of FASB ASC Topic 815, “Derivatives and Hedging,” will be excluded;

(7) to the extent deducted in the calculation of Net Income, any non-cash or nonrecurring charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded;

(8) items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) and the related tax effects, in each case according to GAAP, will be excluded; and

(9) income resulting from transfers of assets (other than cash) between such Person or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary of such Person, on the other hand, will be excluded.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1) the consolidated equity of the common stockholders of, or the consolidated capital of the unitholders of, such Person and its consolidated Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of April 28, 2009, among the Company, BNP Paribas, as Administrative Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or Debt Issuances, in each case with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including refinancing with any capital markets transaction) in whole or in part from time to time.

“Debt Issuance” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances after the date of the 2019 indenture of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5.0 million.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the final stated maturity date of the 2019 notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments” or (y) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company’s purchase of the 2019 notes as is required to be purchased pursuant to the provisions of the 2019 indenture. The amount (or principal amount) of Disqualified Stock deemed to be outstanding at any time for purposes of the 2019 indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the date of the 2019 indenture.

“Equity Repurchase” means the repurchase or other acquisition or retirement for value of any Equity Interests of the Company pursuant to any stock repurchase plan of the Company approved by the Board of Directors of the Company and effected in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or otherwise in accordance with applicable law.

“Exchange Notes” means the 2019 notes issued in an Exchange Offer pursuant to the 2019 indenture.

“Exchange Offer” has the meaning set forth for such term in the applicable registration rights agreement.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and intercompany Indebtedness, but including the Existing Senior Notes) in existence on the date of the 2019 indenture, until such amounts are repaid.

“Existing Senior Notes” means the 9.875% senior notes due 2018 issued by the Issuers on June 27, 2008, the 11.75% senior notes due 2017 issued by the Issuers on May 18, 2009, the 8.625% senior notes due 2020 issued by the Issuers on April 6, 2010 and the 7.75% senior notes due 2021 issued by the Issuers on September 8, 2010.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including in each case any related financing transactions and increases in ownership of Restricted Subsidiaries, during the applicable four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and the Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any expense and cost reductions or synergies that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial or accounting officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any obligations arising under any Hedging Contract applicable to such Indebtedness if such Hedging Contract has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to interest rate Hedging Contracts; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon (other than a Lien of the type described in clause (9) of the definition of “Permitted Liens”); plus

(4) all dividends on any series of preferred securities of such Person or any of its Restricted Subsidiaries, whether paid or accrued and whether or not in cash, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company,

in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States, which are in effect on the date of the 2019 indenture.

The term “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part). When used as a verb, “guarantee” has a correlative meaning.

“Guarantors” means each of:

(1) the Restricted Subsidiaries of the Company, other than Finance Corp., executing the 2019 indenture as initial Guarantors; and

(2) any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the 2019 indenture; and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person is released in accordance with the provisions of the 2019 indenture.

“Hedging Contracts” means, with respect to any specified Person:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(2) foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against fluctuations in the price of Hydrocarbons used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates, and in each case are entered into only in the normal course of business and not for speculative purposes.

“Holder” means a Person in whose name a 2019 note is registered.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of bankers’ acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable or that is payable solely in Capital Stock; or

(6) representing any obligations under Hedging Contracts,

if and to the extent any of the preceding items (other than letters of credit and obligations under Hedging Contracts) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any asset of the specified Person, whether or not such Indebtedness is assumed by the specified Person (provided that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person), and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment).

Furthermore, notwithstanding the foregoing, the following shall not constitute or be deemed “Indebtedness”:

(i) any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness;

(ii) any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property;

(iii) any obligations arising from agreements of a Person providing for indemnification, guarantees, adjustment of purchase price, holdbacks, contingent payment obligations based on a final financial statement or performance of acquired or disposed of assets or similar obligations (other than guarantees of Indebtedness), in each case, incurred or assumed by such Person in connection with the acquisition or disposition of assets (including through mergers, consolidations or otherwise);

(iv) subject to the parenthetical at the end of the preceding sentence, any Dollar-Denominated Production Payments or Volumetric Production Payments;

(v) any Disqualified Stock; and

(vi) Indebtedness secured by any Lien of the type described in clause (9) of the definition of “Permitted Liens.”

The amount (or principal amount) of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of obligations under any Hedging Contracts, the termination value of the agreement or arrangement giving rise to such obligations that would be payable by such Person at such date; and

(3) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans, advances or extensions of credit (including guarantees or similar arrangements, but excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), or capital contributions or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law), together with all items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the 2019 indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write-ups, write-downs or write-offs with respect to such Investment.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of the Company in which the Company or any of its Restricted Subsidiaries makes any Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, other than a precautionary financing statement respecting a lease not intended as a security agreement.

“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC, dated as of September 3, 2010, as in effect on the date of the 2019 indenture and as such may be further amended, modified or supplemented from time to time.

“Make Whole Premium” means, with respect to a 2019 note at any time, the excess, if any, of (a) the present value at such time of (i) the redemption price of such 2019 note at May 15, 2015 (such redemption price being set forth in the table appearing under the caption “— Optional Redemption”), plus (ii) any required interest payments due on such 2019 note through May 15, 2015 (except for currently accrued and unpaid interest), computed using a discount rate equal to the Treasury Rate at such time plus 50 basis points, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over (b) the principal amount of such 2019 note.

“Measurement Date” means June 27, 2008.

“Minority Interest” means the percentage interest represented by any Capital Stock of a Restricted Subsidiary of the Company that are not owned by the Company or a Restricted Subsidiary of the Company.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, title and recording tax expenses and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(2) taxes paid or payable or required to be accrued as a liability under GAAP as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale,

(4) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale, and

(5) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by the Company or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Net Working Capital” means (a) all current assets of the Company and its Restricted Subsidiaries except current assets from commodity price risk management activities arising in the ordinary course of business, less (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from commodity price risk management activities arising in the ordinary course of business and current liabilities associated with asset retirement obligations related to oil and gas properties, in each case as set forth in the consolidated financial statements of the Company prepared in accordance with GAAP (excluding any adjustments made pursuant to FASB ASC Topic 815, “Derivatives and Hedging”).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender (except in the case of items (a) and (b), a Lien of the type described in clause (9) of the definition of “Permitted Liens”);

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the 2019 notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, except as contemplated by clause (9) of the definition of “Permitted Liens.”

For purposes of determining compliance with the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” above, in the event that any Non-Recourse Debt of any of the Company’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Oil and Gas Business” means

(1) the acquisition, exploration, development, production, operation and disposition of interests in oil, gas and other Hydrocarbon properties;

(2) the gathering, marketing, treating, processing (but not refining), storage, distribution, selling and transporting of any production from such interests or properties;

(3) any business relating to exploration for or development, production, treatment, processing (but not refining), storage, transportation or marketing of, oil, gas and other minerals and products produced in association therewith;

(4) any other business that generates gross income that constitutes “qualifying income” under Section 7704(d) of the Code; and

(5) any activity that is ancillary, complementary or incidental to or necessary or appropriate for the activities described in clauses (1) through (4) of this definition.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of the Company or (b) such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or (c) assets of such Person were acquired by the Company or any of its Restricted Subsidiaries and such Indebtedness was assumed in connection therewith (excluding any such Indebtedness that is repaid contemporaneously with such event), provided that on the date such Person became a Restricted Subsidiary of the Company or the date such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or on the date of such asset acquisition, as applicable, either:

(1) immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Company or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,”

(2) immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company would be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction, or

(3) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company would be greater than the Consolidated Net Worth of the Company immediately prior to such transaction.

“Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting Hydrocarbons through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1) direct or indirect ownership of crude oil, natural gas, other restricted Hydrocarbon properties or any interest therein, gathering, transportation, processing, storage or related systems, or ancillary real property interests and interests therein; and

(2) the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of crude oil and natural gas and related Hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations and publicly traded limited partnerships.

“Permitted Investments” means

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from:

(a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; or

(b) any other disposition of assets deemed not to be Asset Sales under the definition of “Asset Sale.”

(5) any Investment in any Person (a) in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company, or (b) with the net cash proceeds from a substantially concurrent (i) contribution (other than from a Restricted Subsidiary of the Company) to the equity capital of the Company or (ii) issuance of, Equity Interests of the Company (other than Disqualified Stock), with an issuance being deemed substantially concurrent with such Investment if occurring not more than 120 days after such issuance; provided that the amount of any such net cash proceeds will be excluded or deducted from the calculation of Available Cash and Incremental Funds;

(6) any Investments received in compromise or resolution of, or upon satisfaction of judgments with respect to, (a) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes (including pursuant to any bankruptcy or insolvency proceedings) with Persons who are not Affiliates;

(7) Hedging Contracts;

(8) Guarantees of Indebtedness permitted under the covenant contained under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(9) guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary of the Company in the ordinary course of business;

(10) Permitted Business Investments;

(11) Investments that are in existence on the date of the 2019 indenture;

(12) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(13) guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating and related agreements and licenses or concessions related to the Oil and Gas Business;

(14) loans or advances to officers, directors or employees made in the ordinary course of business consistent with past practices of the Company or the applicable Restricted Subsidiary and otherwise in compliance with the covenant “— Certain Covenants — Transactions with Affiliates;”

(15) Investments of a Restricted Subsidiary acquired after the date of the 2019 indenture or of any entity merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of Assets” to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(16) Investments received as a result of a foreclosure by, or other transfer of title to, the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(17) Liens of the type described in clause (9) of the definition of “Permitted Liens;” and

(18) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding, not to exceed the greater of $100.0 million and 2.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined at the time of such Investment (after giving effect to any dividends, interest payments, return of capital and subsequent reduction in the amount of any Investment made pursuant to this clause as a result of the repayment or other disposition thereof, in an amount not to exceed the amount of such Investments previously made pursuant to this clause); provided, however, that if any Investment pursuant to this clause (18) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) for so long as such Person continues to be a Restricted Subsidiary;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment to one or more of the above clauses (1) through (18) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means

(1) Liens securing any Indebtedness under any of the Credit Facilities;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property (including Capital Stock) of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) any interest or title of a lessor to the property subject to a Capital Lease Obligation;

(6) Liens on any asset or property acquired, constructed or improved by the Company or any of its Restricted Subsidiaries; provided that (a) such Liens are in favor of the seller of such asset or property, in favor of the Person or Persons developing, constructing, repairing or improving such asset or property, or in favor of the Person or Persons that provided the funding for the acquisition, development, construction, repair or improvement cost, as the case may be, of such asset or property, (b) such Liens are created within 360 days after the acquisition, development, construction, repair or improvement, (c) the aggregate principal amount of the Indebtedness secured by such Liens is otherwise permitted to be incurred under the 2019 indenture and does not exceed the greater of (i) the cost of the asset or property so acquired, constructed or improved plus related financing costs and (ii) the fair market value (as determined by the executive officer involved in or otherwise familiar with such acquisition, construction or improvement of such asset or property if such fair market value is greater than $25.0 million but less than $50.0 million, or, if such fair market value is $50.0 million or more, the Board of Directors of the Company) of the asset or property so acquired, constructed or improved, measured at the date of such acquisition, or the date of completion of such construction or improvement, and (d) such Liens are limited to the asset or property so acquired, constructed or improved (including the proceeds thereof, accessions thereto, upgrades thereof and improvements thereto);

(7) Liens existing on the date of the 2019 indenture other than Liens securing the Credit Facilities;

(8) Liens to secure the performance of tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(9) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by the Company or any Restricted Subsidiary of the Company to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(10) Liens in respect of Production Payments and Reserve Sales;

(11) Liens on pipelines or pipeline facilities that arise by operation of law;

(12) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, farm-in agreements, division orders, contracts for the sale, transportation or exchange of crude oil and natural gas and related Hydrocarbons and minerals, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements arising in the ordinary course of business of the Company and its Restricted Subsidiaries that are customary in the Oil and Gas Business;

(13) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(14) Liens upon specific items of inventory, receivables or other goods or proceeds of the Company or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods or proceeds and permitted by the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(15) Liens securing Obligations of the Issuers or the Guarantors under the 2019 notes or the Subsidiary Guarantees, as the case may be, and Liens securing other obligations of the Issuers or the Guarantors under the 2019 indenture;

(16) Liens to secure payment and performance of Hedging Contracts of the Company or any of its Restricted Subsidiaries;

(17) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent by more than sixty (60) days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(18) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent by more than sixty (60) days or are being contested in good faith by appropriate proceedings;

(19) pledges or deposits made in the ordinary course of business (A) in connection with leases, tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security or similar legislation;

(20) any attachment or judgment Lien that does not constitute an Event of Default;

(21) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or any of its Restricted Subsidiaries;

(22) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution; provided that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any of its Restricted Subsidiaries to provide collateral to the depositary institution;

(23) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(24) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(25) Liens arising under the 2019 indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the 2019 indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(26) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments”;

(27) Liens (other than Liens securing Indebtedness) on, or related to, assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof;

(28) Liens arising from royalties, overriding royalties, revenue interests, net revenue interests, net profit interests, reversionary interests, production payments, preferential rights of purchase, working interests and other similar interests, all as ordinarily exist with respect to properties and assets of the Company and its Restricted Subsidiaries or otherwise as are customary in the Oil and Gas Business;

(29) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company, provided that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness then outstanding and secured by any Liens incurred pursuant to this clause (29) does not exceed the amount set forth in clause (17) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(30) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the 2019 indenture and incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries or any Disqualified Stock of the Company incurred or issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or any Disqualified Stock of the Company, provided that:

(1) the principal amount, or in the case of Disqualified Stock, the amount thereof as determined in accordance with the definition of Disqualified Stock, of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness or amount of the Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired (plus all accrued and unpaid interest on the Indebtedness or accrued and unpaid dividends on the Disqualified Stock, as the case may be, and the amount of all fees, expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired;

(3) if the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired is contractually subordinated or otherwise junior in right of payment to the 2019 notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated or otherwise junior in right of payment to the 2019 notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of 2019 notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired; and

(4) such Indebtedness is not incurred (other than by way of a guarantee) by a Restricted Subsidiary of the Company (other than Finance Corp.) if the Company is the issuer or other primary obligor on the Indebtedness being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired.

Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities shall be subject to the refinancing provision of the definition of Credit Facilities and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Restricted Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the oil and gas business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

“Rating Category” means

(1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means a decrease in the rating of the 2019 notes by either Moody’s or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the 2019 notes has decreased by one or more gradations, gradations within Rating Categories, namely + or - for S&P, and 1, 2, and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

“Reporting Default” means a Default described in clause (4) under “— Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Notwithstanding anything in the 2019 indenture to the contrary, Finance Corp. shall be a Restricted Subsidiary of the Company.

“S&P” refers to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Senior Debt” means:

(1) all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all obligations under Hedging Contracts with respect thereto;

(2) any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the 2019 indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the 2019 notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2). Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any intercompany Indebtedness of the Company or any of its Restricted Subsidiaries to the Company or any of its Affiliates; or

(b) any Indebtedness that is incurred in violation of the 2019 indenture.

For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by the Company or any of its Restricted Subsidiaries.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the 2019 indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (whether general or limited) or limited liability company (a) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (b) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership or limited liability company, respectively.

“Subsidiary Guarantee” means the joint and several guarantee pursuant to the 2019 indenture by a Guarantor of the Issuers’ Obligations under the 2019 indenture and on the 2019 notes.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2015; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to May 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Make Whole Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Unrestricted Subsidiary” means any Subsidiary of the Company (other than Finance Corp.) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt owing to any Person other than the Company or any of its Restricted Subsidiaries;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company (excluding any agreement or transaction of the type described in clauses (6), (10) and (12) of the covenant described above under the caption “Transactions with Affiliates”);

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the 2019 indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity or redemption, in respect of the Indebtedness or Disqualified Stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount of such Indebtedness or Disqualified Stock.

DESCRIPTION OF SEPTEMBER 2021 SENIOR NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the term “Company,” “us,” “our” or “we” refers only to Linn Energy, LLC and not to any of its subsidiaries, the term “Finance Corp.” refers to Linn Energy Finance Corp. and the term “Issuers” refers to the Company and Finance Corp. The term “2021 notes” refers to the Issuers’ 2021 notes being offered hereby. The term “Berry” refers to Berry Petroleum Company, LLC, a subsidiary of the Company. The term “EAT Entities” refers to Linn 1031 Holdings, LLC and Linn Exchange Properties, LLC, neither of which will initially be a subsidiary of the Company.

The Issuers will issue the 2021 notes under an indenture among themselves, the Guarantors and U.S. Bank National Association, as trustee (the “2021 indenture”). The terms of the 2021 notes include those stated in the 2021 indenture and those made part of the 2021 indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the 2021 indenture It does not restate that agreement in its entirety. We urge you to read the 2021 indenture because it, and not this description, defines your rights as Holders of the 2021 notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the 2021 indenture.

The registered Holder of a 2021 note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the 2021 indenture.

Brief Description of the 2021 Notes and the Subsidiary Guarantees

The 2021 Notes. The 2021 notes:

•	will be general unsecured obligations of the Issuers;

•	will rank equal in right of payment with all existing and future Senior Debt of either of the Issuers;

•

will rank effectively junior in right of payment to any secured Indebtedness of either of the Issuers, including Indebtedness under the Linn Credit Agreement, to the extent of the value of the collateral securing such Indebtedness;

•

will rank effectively junior in right of payment to all existing and future Indebtedness of any of our existing and future subsidiaries that do not guarantee the 2021 notes, including Berry’s Indebtedness under the Berry Credit Facility and the Berry Senior Notes, other than any senior Indebtedness owed to us;

•

will rank effectively junior in right of payment to all existing and future Indebtedness and other liabilities of the EAT Entities prior to our acquisition of 100% of the outstanding equity interests in the respective EAT Entity and the termination of that certain Term Loan Agreement, dated as of August 29, 2014, among Linn Exchange Properties, LLC, the Bank of Nova Scotia, as Administrative Agent, and the other lenders party thereto (the “EAT Term Loan Agreement”), other than any senior Indebtedness owed to us;

•	will rank senior in right of payment to any future subordinated Indebtedness of either of the Issuers; and

•	will be unconditionally guaranteed by the Guarantors on a senior unsecured basis.

The Subsidiary Guarantees. Initially, the 2021 notes will be guaranteed by all of the Company’s existing material domestic Subsidiaries, other than Finance Corp. LinnCo, LLC, Berry and Berry’s sole member, Linn Acquisition Company, LLC. In addition, none of the EAT Entities will initially guarantee the 2021 notes or be Restricted Subsidiaries as neither of them is a Subsidiary of the Company, and it is not contemplated that either EAT Entity will guarantee the 2021 notes unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated.

Each guarantee of the 2021 notes:

•	will be a general unsecured obligation of the Guarantor;

•	will rank equal in right of payment with all existing and future Senior Debt of that Guarantor;

•

will rank effectively junior in right of payment to any secured Indebtedness of that Guarantor, including Indebtedness under the Linn Credit Agreement, to the extent of the value of the collateral securing such Indebtedness; and

•	will rank senior in right of payment to any future subordinated Indebtedness of that Guarantor.

At June 30, 2014, after giving effect to the Pro Forma Transactions, the Company (excluding its subsidiaries) would have had:

•

total Senior Debt of approximately $6.0 billion, consisting of the 2021 notes, the New 2019 Notes, the Existing Senior Notes and approximately $2.8 billion of secured Senior Debt outstanding under the Linn Amended Credit Facility, including our senior secured term loans; and

•	no Indebtedness subordinated in right of payment to the 2021 notes.

On the same basis, the Guarantors would have had:

•

total Senior Debt of approximately $6.0 billion, consisting of the guarantees of the 2021 notes, the New 2019 Notes, the Existing Senior Notes and guarantees of approximately $2.8 billion of secured Senior Debt outstanding under the Amended Credit Facility, including our senior secured term loans; and

•	no Indebtedness subordinated in right of payment to their guarantees of the 2021 notes.

The 2021 indenture will permit us and the Guarantors to incur additional Indebtedness, including additional Senior Debt.

Restricted Subsidiaries of the Company (including any newly created or acquired Restricted Subsidiaries of the Company) will be required to guarantee the 2021 notes only under the circumstances described below under the subheading “— Certain Covenants — Additional Subsidiary Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us.

At the date of the 2021 indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, none of the EAT Entities will initially be Restricted Subsidiaries as neither of them is a Subsidiary of the Company, and it is not contemplated that either EAT Entity will be a Restricted Subsidiary unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated. Also, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the 2021 indenture. Our Unrestricted Subsidiaries will not guarantee the 2021 notes.

Principal, Maturity and Interest

The Issuers will issue 2021 notes with an initial maximum aggregate principal amount of $650 million. The Issuers may issue additional 2021 notes under the 2021 indenture from time to time after this offering. Any offering of additional 2021 notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The 2021 notes and any additional 2021 notes subsequently issued under the 2021 indenture will be treated as a single class for all purposes under the 2021 indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers will issue 2021 notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The 2021 notes will mature on September 15, 2021.

Interest on the 2021 notes will accrue at the rate of 6.500% per annum and will be payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2015. Interest on overdue principal and interest will accrue at a rate that is 1.0% higher than the then applicable interest rate on the 2021 notes. The Issuers will make each interest payment to the Holders of record on the immediately preceding March 1 and September 1.

Interest on the 2021 notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment.

Methods of Receiving Payments on the 2021 Notes

If a Holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium, if any, on that Holder’s 2021 notes in accordance with those instructions. All other payments on the 2021 notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the 2021 Notes

The trustee will initially act as paying agent and registrar. The 2021 notes may be presented for registration of transfer and exchange at the offices of the registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange 2021 notes in accordance with the 2021 indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of 2021 notes. No service charge will be imposed by the Issuers, the trustee or the registrar for any registration of transfer or exchange of 2021 notes, but Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any 2021 note selected for redemption. Also, the Issuers are not required to transfer or exchange any 2021 note for a period of 15 days before a selection of 2021 notes to be redeemed.

Subsidiary Guarantees

Initially, the 2021 notes will be guaranteed on a senior unsecured basis by all of our existing material domestic Subsidiaries, excluding Finance Corp. LinnCo, LLC, Berry and Berry’s sole member, Linn Acquisition Company, LLC. In addition, none of the EAT Entities will initially guarantee the 2021 notes as neither of them is a Subsidiary of the Company, and it is not contemplated that either EAT Entity will guarantee the 2021 notes unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated. In the future, the Restricted Subsidiaries of the Company will be required to guarantee the 2021 notes under the circumstances described under “— Certain Covenants —Additional Subsidiary Guarantees.” These Subsidiary Guarantees will be unconditional and joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, although this limitation may not be effective to prevent the Subsidiary Guarantees from being voided in bankruptcy. See “Risk Factors — Risks Relating to the Notes — A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.”

A Guarantor may not sell or otherwise dispose of, in one or more related transactions, all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Company or a Guarantor) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the 2021 indenture, all the obligations of that Guarantor under the 2021 notes, the 2021 indenture and its Subsidiary Guarantee on terms set forth therein; or

(b) such transaction complies with the “Asset Sale” provisions of the 2021 indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the 2021 indenture; in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the 2021 indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such disposition;

(2) if such Guarantor is a Restricted Subsidiary and the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the 2021 indenture;

(3) upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the 2021 indenture as described below under the caption “— Satisfaction and Discharge”;

(4) upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred or is continuing;

(5) at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other guarantee) and (y) to be an obligor with respect to any Indebtedness under any Credit Facility; or

(6) upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to the Company or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist.

See “— Repurchase at the Option of Holders — Asset Sales.”

Optional Redemption

Except as otherwise described below, the 2021 notes will not be redeemable at the Issuers’ option prior to September 15, 2017. The Issuers are not, however, prohibited from acquiring the 2021 notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the 2021 indenture.

At any time prior to September 15, 2017, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of 2021 notes issued under the 2021 indenture at a redemption price of

106.500% of the principal amount, with an amount equal to or less than the net cash proceeds of one or more Equity Offerings by the Company, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), provided that:

(1) at least 65% of the aggregate principal amount of 2021 notes issued under the 2021 indenture remains outstanding immediately after the occurrence of such redemption (excluding 2021 notes held by the Company and its Subsidiaries); and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

On and after September 15, 2017, the Issuers may redeem all or a part of the 2021 notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the 2021 notes to be redeemed to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

Year	Percentage
2017	103.250%
2018	101.625%
2019 and thereafter	100.000%

Prior to September 15, 2017, the Issuers may on any one or more occasions redeem all or part of the 2021 notes at a redemption price equal to the sum of:

(1) the principal amount thereof, plus

(2) the Make Whole Premium at the redemption date, plus

(3) accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Selection and Notice

If less than all of the 2021 notes are to be redeemed at any time, the trustee will select 2021 notes for redemption as follows:

(1) if the 2021 notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the 2021 notes are listed; or

(2) if the 2021 notes are not listed on any national securities exchange, on a pro rata basis (except that any 2021 notes represented by a 2021 note in global form will be selected by such method as DTC may require).

No 2021 notes of $2,000 or less can be redeemed in part. Notices of optional redemption will be mailed by first class mail at least 15 but not more than 60 days before the redemption date to each Holder of 2021 notes to be redeemed at its registered address, except that optional redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the 2021 notes or a satisfaction and discharge of the 2021 indenture. Notice of any redemption, including, without limitation, upon an Equity Offering, may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed. In addition, the Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

If any 2021 note is to be redeemed in part only, the notice of redemption that relates to that 2021 note will state the portion of the principal amount of that 2021 note that is to be redeemed. A new 2021 note in principal amount equal to the unredeemed portion of the original 2021 note will be issued in the name of the applicable Holder upon cancellation of the original 2021 note. 2021 notes called for redemption become due on the date fixed for redemption, unless the redemption is subject to a condition precedent that is not satisfied or waived. On and after the redemption date, interest ceases to accrue on 2021 notes or portions of them called for redemption.

The notice of redemption with respect to a redemption described in the fourth paragraph under “— Optional Redemption” need not set forth the Make Whole Premium but only the manner of calculation thereof.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders,” neither of the Issuers is required to make mandatory redemption or sinking fund payments with respect to the 2021 notes or to repurchase the 2021 notes at the option of the Holders.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of 2021 notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess of $1,000) of that Holder’s 2021 notes pursuant to an offer (“Change of Control Offer”) on the terms set forth in the 2021 indenture. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of 2021 notes repurchased plus accrued and unpaid interest, if any, on the 2021 notes repurchased, to the date of purchase (the “Change of Control Purchase Date”), subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Change of Control Purchase Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder and the trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase 2021 notes properly tendered prior to the expiration date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the 2021 indenture and described in such notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2021 notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the 2021 indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the 2021 indenture by virtue of such compliance.

Promptly after expiration of the Change of Control Offer, the Company will, to the extent lawful, accept for payment all 2021 notes or portions of 2021 notes properly tendered pursuant to the Change of Control Offer. Promptly thereafter on the Change of Control Purchase Date, the Company will:

(1) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all 2021 notes or portions of 2021 notes properly tendered; and

(2) deliver or cause to be delivered to the trustee the 2021 notes properly accepted together with an officers’ certificate stating the aggregate principal amount of 2021 notes or portions of 2021 notes being purchased by the Company.

On the Change of Control Purchase Date, the paying agent will mail to each Holder of 2021 notes properly tendered the Change of Control Payment for such 2021 notes (or, if all the 2021 notes are then in global form, make such payment through the facilities of DTC), and the trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new 2021 note equal in principal amount to any unpurchased portion of the 2021 notes surrendered, if any; provided, however, that each new 2021 note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The Company’s ability to repurchase 2021 notes pursuant to a Change of Control Offer may be restricted by the terms of any Credit Facility, and may be prohibited or otherwise limited by the terms of any then existing borrowing arrangements and the Company’s financial resources. The exercise by the Holders of 2021 notes of their right to require the Company to repurchase the 2021 notes upon a Change of Control Offer could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company or otherwise. The Linn Credit Agreement provides that certain change of control events with respect to the Company would constitute an event of default thereunder, entitling the lenders, among other things, to accelerate the maturity of all Senior Debt outstanding thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company or any Guarantor becomes a party may contain similar restrictions and provisions. The 2021 indenture will provide that, prior to complying with any of the provisions of this “Change of Control” covenant, but in any event no later than the Change of Control Purchase Date, the Company or any Guarantor must either repay all of its other outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing such Senior Debt to permit the repurchase of 2021 notes required by this covenant. If the Company does not obtain the requisite consents or repay all of its other outstanding Senior Debt, the Company will remain prohibited from purchasing 2021 notes under those other agreements. The Company’s failure to purchase tendered 2021 notes would constitute an Event of Default under the 2021 indenture which could, in turn, constitute a default under other Indebtedness.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the 2021 indenture are applicable. Except as described above with respect to a Change of Control, the 2021 indenture will not contain provisions that permit the Holders of the 2021 notes to require that the Company repurchase or redeem the 2021 notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the 2021 indenture applicable to a Change of Control Offer made by the Company and purchases all 2021 notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption of all 2021 notes has been given pursuant to the 2021 indenture as described above under the caption “— Optional Redemption” unless there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for such Change of Control at the time of making the Change of Control Offer. If a Change of Control Offer is subject to satisfaction of one or more conditions precedent, the notice of a Change of Control shall state that, in the Company’s discretion, the Change of Control Purchase Date may be delayed until such time as any or all such conditions shall be satisfied, or the Change of Control Payment may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Change of Control Purchase Date, or by the Change of Control Purchase Date so delayed.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of 2021 notes to require the Company to repurchase its 2021 notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding 2021 notes accept a Change of Control Offer and the Company (or the third party making the offer as provided above) purchases all of the 2021 notes held by such Holders, the Company will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the 2021 notes that remain outstanding following such purchase at a purchase price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the 2021 notes that remain outstanding, to the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or any Person assuming responsibilities for, any liabilities, contingent or otherwise), determined on the date of contractually agreeing to such Asset Sale, at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by the Company and its Restricted Subsidiaries in the Asset Sale (determined on the date of contractually agreeing to such Asset Sale) and all other Asset Sales since the date of the 2021 indenture, on a cumulative basis, is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the 2021 notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days after the Asset Sale, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion;

(c) accounts receivable of a business retained by the Company or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided that such accounts receivable (i) are not past due more than 90 days and (ii) do not have a payment date greater than 120 days from the date of the invoices creating such accounts receivable; and

(d) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed 10.0% of Adjusted Consolidated Net Tangible Assets at the time of the receipt of each item of Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option to any combination of the following:

(I) to prepay, repay, redeem, defease or repurchase Senior Debt, including the 2021 notes;

(II) to invest in or acquire Additional Assets; or

(III) to make capital expenditures in respect of the Company’s or its Restricted Subsidiaries’ Oil and Gas Business.

The requirement of clause (II) or (III) of the preceding paragraph shall be deemed to be satisfied if a bona fide binding contract committing to make the investment, acquisition or expenditure referred to therein is entered into by the Company or any of its Restricted Subsidiaries with a Person other than an Affiliate of the Company within the time period specified in the preceding paragraph and such Net Proceeds are subsequently applied in accordance with such contract within the later of six months following the date such agreement is entered into and 365 days from the consummation of the Asset Sale.

Pending the final application of any Net Proceeds, the Company or any Restricted Subsidiary of the Company may temporarily reduce Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the 2021 indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.”

On the 366th day after an Asset Sale (or, at the Company’s option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $40.0 million, the Company will make an offer (the “Asset Sale Offer”) to all Holders of 2021 notes, and all holders of other Indebtedness that is pari passu with the 2021 notes containing provisions similar to those set forth in the 2021 indenture with respect to offers to purchase or redeem, on a pro rata basis, with the proceeds of sales of assets, to purchase the maximum principal amount of 2021 notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of settlement, subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of settlement, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the 2021 indenture. If the aggregate principal amount of 2021 notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allocated for purchase of the 2021 notes, the trustee will select the 2021 notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of 2021 notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the 2021 indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the 2021 indenture by virtue of such compliance.

The Company’s ability to repurchase 2021 notes in an Asset Sale Offer may be restricted by the terms of any Credit Facility, and may be prohibited or otherwise limited by the terms of any then existing borrowing arrangements and the Company’s financial resources. The exercise by the Holders of 2021 notes of their right to require the Company to repurchase the 2021 notes upon an Asset Sale Offer could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Company or otherwise. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing 2021 notes, the Company could seek the consent of the applicable lenders to the purchase of 2021 notes or could attempt to refinance the Indebtedness that contains such prohibitions. If the Company does not obtain a consent or repay the Indebtedness, the Company will remain prohibited from purchasing 2021 notes. In that case, the Company’s failure to purchase tendered 2021 notes would constitute an Event of Default under the 2021 indenture which could, in turn, constitute a default under other Indebtedness.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the 2021 notes or any Subsidiary Guarantee (excluding (a) any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, (b) the purchase, redemption, defeasance, repurchase or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the 2021 notes or the Subsidiary Guarantees purchased, redeemed, defeased or otherwise acquired or retired for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, and (c) any payment of principal at the Stated Maturity thereof); or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment, no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment and either:

(I) if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment (the “Trailing Four Quarters”) is not less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (8), (9), (11) and (12) of the next succeeding paragraph) with respect to the quarter for which such Restricted Payment is made, is less than the sum, without duplication, of:

(a) Available Cash as of the end of the Company’s preceding fiscal quarter, plus

(b) 100% of the aggregate net cash proceeds, and the fair market value of any Capital Stock of Persons engaged primarily in the Oil and Gas Business or any other assets that are used or useful in the Oil and Gas Business, in each case received by the Company after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

(c) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person since the Measurement Date resulting from:

(i) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to a purchaser other than the Company or a Subsidiary of the Company, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary of the Company; plus

(ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or the merger or consolidation of an Unrestricted Subsidiary with and into, or the transfer of its assets to, or liquidation into, the Company or any Restricted Subsidiary (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary of the Company in such Unrestricted Subsidiary; plus

(iii) any amount which previously qualified as a Restricted Payment on account of any guarantee entered into by the Company or any Restricted Subsidiary after the date of the 2021 indenture, to the extent that such guarantee has not been called upon and the obligation arising under such guarantee no longer exists or has been reduced; plus

(iv) the Company or any Restricted Subsidiary making any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary or is merged or consolidated with the Company or a Restricted Subsidiary, to the extent of the Company’s or any Restricted Subsidiary’s Restricted Investment in such Person prior to the time it became a Restricted Subsidiary or the time of such merger or consolidation, in each case to the extent such amounts have not been included in Available Cash for any period commencing on or after the Measurement Date (items (b) and (c) being referred to as “Incremental Funds”), minus

(d) the aggregate amount of Incremental Funds previously expended pursuant to this clause (I) and clause (II) below; or

(II) if the Fixed Charge Coverage Ratio for the Trailing Four Quarters is less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (8), (9), (11) and (12) of the next succeeding paragraph) with respect to the quarter for which such Restricted Payment is made (such Restricted Payments for purposes of this clause (II) meaning only distributions on units of the Company), is less than the sum, without duplication, of:

(a) $1,500.0 million less the aggregate amount of all prior Restricted Payments made by the Company and its Restricted Subsidiaries pursuant to this clause (II)(a) since the date of the 2021 indenture, plus

(b) Incremental Funds to the extent not previously expended pursuant to this clause (II) or clause (I) above.

As of the date of this prospectus supplement, we believe the amount available for Restricted Payments pursuant to clause (I) above was approximately $2.7 billion and will be increased by approximately $1.0 billion upon completion of the Reverse 1031 Exchange described under “Summary—Recent Developments—Devon Assets Acquisition.”

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of its declaration, if at the date of declaration the payment would have complied with the provisions of the 2021 indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent (a) contribution (other than from a Restricted Subsidiary of the Company) to the equity capital of the Company or (b) sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock), with a sale being deemed substantially concurrent if such redemption, repurchase, retirement, defeasance or acquisition occurs not more than 120 days after such sale; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded or deducted from the calculation of Available Cash and Incremental Funds;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, Permitted Refinancing Indebtedness, with an incurrence of Permitted Refinancing Indebtedness being deemed substantially concurrent if such defeasance, redemption, repurchase, retirement or acquisition occurs not more than 120 days after such incurrence;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis or on a basis more favorable to the Company or a Restricted Subsidiary;

(5) so long as no Default (other than a Reporting Default) or Event of Default shall have occurred and be continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company pursuant to any director or employee equity subscription agreement or equity option agreement or other employee benefit plan or to satisfy obligations under any Equity Interests appreciation rights or option plan or similar arrangement; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (a) the cash proceeds received by the Company or any of its Restricted Subsidiaries from sales of Equity Interests of the Company to employees or directors of the Company or its Affiliates that occur after the date of the 2021 indenture (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clauses (I)(b) or (II)(b) of the first paragraph of this covenant) and (b) the cash proceeds of key man life insurance policies received by the Company or any of its Restricted Subsidiaries after the date of the 2021 indenture;

(6) any purchase, redemption, defeasance, retirement or other acquisition of Indebtedness that is subordinated in right of payment to the 2021 notes or a Subsidiary Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated Indebtedness in the event of an Asset Sale, in each case plus accrued and unpaid interest thereon, in connection with any change of control offer or asset sale offer required by the terms of such Indebtedness, but only if:

(a) in the case of a Change of Control, the Company has first complied with and fully satisfied its obligations under the provisions described under “Repurchase at the Option of Holders — Change of Control”; or

(b) in the case of an Asset Sale, the Company has complied with and fully satisfied its obligations in accordance with the covenant under the heading, “Repurchase at the Option of Holders — Asset Sales”;

(7) the repurchase, redemption or other acquisition for value of Equity Interests of the Company or any Restricted Subsidiary of the Company representing fractional shares of such Equity Interests in connection with a merger or consolidation involving the Company or such Restricted Subsidiary or any other transaction permitted by the 2021 indenture;

(8) repurchases of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants or other convertible securities if such Equity Interests represent a portion of the exercise or conversion price thereof;

(9) the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(10) any payments in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by the 2021 indenture not to exceed $10.0 million in the aggregate after the date of the 2021 indenture;

(11) Equity Repurchases on or after the date of the 2021 indenture that, when combined with any Equity Repurchases made pursuant to this clause (11) on or after the Measurement Date and prior to the date of the 2021 indenture, are in an aggregate amount not in excess of $100.0 million; or

(12) so long as no Default (other than a Reporting Default) or Event of Default shall have occurred and be continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed at any one time outstanding the greater of (i) $150.0 million and (ii) 1.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such Restricted Payment (after giving effect to any dividends, interest payments, return of capital and subsequent reduction in the amount of any Investments made pursuant to this clause as a result of the repayment or other disposition thereof, in an amount not to exceed the amount of such Investments previously made pursuant to in this clause); provided, however, that if any Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of “Permitted Investments” and shall cease to have been made pursuant to this clause (12) for so long as such Person continues to be a Restricted Subsidiary.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to the Restricted Payment, except that the amount of a non-cash Restricted Payment referred to in clause (1) will be the Fair Market Value on the date of declaration. The fair market value of any assets or securities that are required to be valued by this covenant will be determined, in the case of amounts in excess of $25.0 million but no greater than $50.0 million, by an officer of the Company and, in the case of amounts over $50.0 million, by the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution. For purposes of determining compliance with this “Restricted Payments” covenant, (x) in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1)-(12), the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant; and (y) in the event a Restricted Payment is made pursuant to clause (I) or (II) of the second preceding paragraph, the Company will be permitted to classify whether all or any portion thereof is being (and in the absence of such classification shall be deemed to have classified the minimum amount possible as having been) made with Incremental Funds.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness, the Company will not issue any Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any preferred securities; provided, however, that the Company and any of its Restricted Subsidiaries may incur Indebtedness or the Company may issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any Disqualified Stock described in clause (5), (12) or (15) or any preferred securities described in clause (11) below (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness (including letters of credit) under one or more Credit Facilities, provided that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) and then outstanding does not exceed the greater of (a) $2.0 billion and (b) an amount equal to 35.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence;

(2) the incurrence by the Company or its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the 2021 notes and the related Subsidiary Guarantees to be issued on the date of the 2021 indenture;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary and related financing costs, and Attributable Debt in respect of sale and leaseback transactions, including all Permitted Refinancing Indebtedness incurred to extend, refinance, renew, replace, defease, refund, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (4), provided that after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred pursuant to this clause (4) and then outstanding does not exceed the greater of $150.0 million and (b) 1.5% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence;

(5) the incurrence or issuance by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or Disqualified Stock of the Company, in each case that was permitted by the 2021 indenture to be incurred under the 2021 indenture (including Indebtedness previously incurred pursuant to this clause (5));

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among any of the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the 2021 notes, or if a Guarantor is the obligor on such Indebtedness and neither the Company nor another Guarantor is the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantee of such Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence (as of the date of such issuance, sale or transfer) of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of obligations under Hedging Contracts;

(8) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(11) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of any preferred securities; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred securities being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred securities to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an issuance (as of the date of such issuance, sale or transfer) of such preferred securities by such Restricted Subsidiary that was not permitted by this clause (11);

(12) Permitted Acquisition Indebtedness;

(13) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(14) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Company and the Restricted Subsidiaries;

(15) accounts payable or other obligations of the Company or any of its Restricted Subsidiaries to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services;

(16) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or any Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary in a transaction permitted by the 2021 indenture, other than guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and

(17) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by the Company of additional Disqualified Stock, provided that, after giving effect to any such incurrence or issuance, the aggregate principal amount of all Indebtedness and Disqualified Stock incurred or issued under this clause (17) and then outstanding does not exceed the greater of (a) $350.0 million and (b) 2.5% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence or issuance.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, the Company will be permitted to divide and classify (or later classify, reclassify or re-divide in whole or in part in its sole discretion) such item of Indebtedness or Disqualified Stock in any manner that complies with this covenant. Any Indebtedness under Credit Facilities on the date of the 2021 indenture shall be considered incurred under the first paragraph of this covenant. For purposes of determining any particular amount of Indebtedness under this covenant, (i) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness otherwise included in the determination of such amount shall not also be included and (ii) if obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (1) of the definition of “Permitted Debt” and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred securities in the form of additional shares of the same class of Disqualified Stock or preferred securities will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred securities for purposes of this covenant, provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of its property or assets (whether now owned or hereafter acquired), securing Indebtedness, unless the 2021 notes or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, is secured on an equal and ratable basis with (or, in the case of obligations subordinated in right of payment to the 2021 notes or such Subsidiary Guarantee, as the case may be, on a basis senior (to at least the same extent as the 2021 notes are senior in right of payment) to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien on any property or assets of the Company or any of its Restricted Subsidiaries created for the benefit of the Holders of the 2021 notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements (including in respect of any Credit Facilities) as in effect on the date of the 2021 indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements (or the agreements referred to in this clause (1)), or the Indebtedness to which those agreements (or the agreements referred to in this clause (1)) relate, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in those agreements on the date of the 2021 indenture, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(2) the 2021 indenture, the 2021 notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was otherwise permitted by the terms of the 2021 indenture to be incurred;

(5) instruments governing other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the date of the 2021 indenture in accordance with the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that the provisions relating to such encumbrance or restriction contained in such instruments are not materially more restrictive, taken as a whole, than the provisions contained in the Linn Credit Agreement and in the 2021 indenture as in effect on the date of the 2021 indenture, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(6) customary non-assignment provisions in Hydrocarbon purchase and sale or exchange agreements or similar operational agreements or in licenses or leases, in each case entered into in the ordinary course of business;

(7) Capital Lease Obligations, mortgage financings or purchase money obligations, in each case for property acquired in the ordinary course of business that impose restrictions on that property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary of the Company that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors of the Company in its reasonable and good faith judgment;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into (a) in the ordinary course of business or (b) with the approval of the Company’s Board of Directors, which limitations are applicable only to the assets or property that are the subject of such agreements;

(12) any agreement or instrument relating to any property or assets acquired after the date of the 2021 indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisition;

(13) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(14) customary encumbrances and restrictions contained in agreements of the types described in the definition of “Permitted Business Investments”;

(15) Hedging Contracts permitted from time to time under the 2021 indenture;

(16) the issuance of preferred securities by a Restricted Subsidiary of the Company or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such preferred securities is permitted pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such preferred securities do not expressly restrict the ability of a Restricted Subsidiary of the Company to pay dividends or make any other distributions on its Equity Interests (other than requirements to pay dividends or liquidation preferences on such preferred securities prior to paying any dividends or making any other distributions on such other Equity Interests); and

(17) any Permitted Investment.

Merger, Consolidation or Sale of Assets

Neither of the Issuers may, directly or indirectly: (x) consolidate or merge with or into another Person (whether or not such Issuer is the survivor); or (y) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (a) such Issuer is the survivor; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as the Company is not a corporation;

(2) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of such Issuer under the 2021 notes and the 2021 indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) in the case of a transaction involving the Company and not Finance Corp., either

(a) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will, on the date of such transaction immediately after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(b) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, will be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; or

(c) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis, the Consolidated Net Worth of the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, will be greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and

(5) such Issuer has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the 2021 indenture.

Notwithstanding the restrictions described in the foregoing clauses (3) and (4), any Restricted Subsidiary of the Company (other than an Issuer) may consolidate with, merge into or dispose of all or part of its properties and assets to the Company, and the Company will not be required to comply with the preceding clause (5) in connection with any such consolidation, merger or disposition.

Notwithstanding the second preceding paragraph, the Company is permitted to reorganize as any other form of entity in accordance with the following procedures provided that:

(1) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of the Company into a form of entity other than a limited liability company formed under Delaware law;

(2) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3) the entity so formed by or resulting from such reorganization assumes all the obligations of the Company under the 2021 notes and the 2021 indenture pursuant to agreements reasonably satisfactory to the trustee;

(4) immediately after such reorganization no Default or Event of Default exists; and

(5) such reorganization is not materially adverse to the Holders or Beneficial Owners of the 2021 notes (for purposes of this clause (5) a reorganization will not be considered materially adverse to the Holders or Beneficial Owners of the 2021 notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includable corporation” of an affiliated group of corporations with the meaning of Section 1504(b)(i) of the Code or any similar state or local law).

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation or merger or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of an Issuer in accordance with the foregoing in which such Issuer is not the surviving entity, the surviving entity formed by such consolidation or into or with which such Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under the 2021 indenture with the same effect as if such surviving entity had been named as such Issuer in the 2021 indenture, and thereafter (except in the case of a lease of all or substantially all of such Issuer’s assets), such Issuer will be relieved of all obligations and covenants under the 2021 indenture and the 2021 notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $15.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of the Company’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or the relevant Restricted Subsidiary from a financial point of view; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million but no greater than $50.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement or arrangement, equity award, equity option or equity appreciation agreement or plan, employee benefit plan, officer or director indemnification agreement, severance agreement or other compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, and payments, awards, grants or issuances of securities pursuant thereto;

(2) transactions between or among any of the Company and its Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such transaction);

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or indirectly, an Equity Interest in, or otherwise controls, such Person;

(4) customary compensation, indemnification and other benefits made available to officers, directors or employees of the Company or a Restricted Subsidiary or Affiliate of the Company, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(5) sales of Equity Interests (other than Disqualified Stock) to, or receipt of capital contributions from, Affiliates of the Company;

(6) any Permitted Investments or Restricted Payments that are permitted by the provisions of the 2021 indenture described above under the caption “— Restricted Payments” (and any transaction that would constitute a Restricted Payment but for the exclusions from the definition thereof);

(7) transactions between the Company or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Company or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as applicable, on any matter involving such other Person;

(8) the existence of, and the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of, any written agreement to which the Company or any of its Restricted Subsidiaries is a party on the date of the 2021 indenture and which is described in this prospectus, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any amendment, modification or supplement entered into after the date of the 2021 indenture will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the Holders of the 2021 notes than the terms of the agreements in effect on the date of the 2021 indenture;

(9) any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(10) (a) guarantees by the Company or any of its Restricted Subsidiaries of performance of obligations of the Company’s Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money, and (b) pledges by the Company or any Restricted Subsidiary of the Company of Equity Interests in Unrestricted Subsidiaries for the benefit of lenders or other creditors of the Company’s Unrestricted Subsidiaries;

(11) any Affiliate Transaction with a Person in its capacity as a holder of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary of the Company if such Person is treated no more favorably than the other holders of Indebtedness or Capital Stock of the Company or such Restricted Subsidiary;

(12) transactions with Unrestricted Subsidiaries, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the 2021 indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), not materially less favorable to the Company and its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated person, in the good faith determination of the Company’s Board of Directors or any executive officer of the Company involved in or otherwise familiar with such transaction, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(13) transactions entered into by a Person prior to the time such Person becomes a Subsidiary or is merged or consolidated into the Company or a Subsidiary (provided such transaction is not entered into in contemplation of such event); and

(14) dividends and distributions to the Company and its Restricted Subsidiaries by any Unrestricted Subsidiary or Joint Venture.

Designation of Restricted and Unrestricted Subsidiaries

At the time the 2021 notes are originally issued, all of the Subsidiaries of the Company will be Restricted Subsidiaries. However, none of the EAT Entities will initially be Restricted Subsidiaries as neither of them is a Subsidiary of the Company, and is not contemplated that either EAT Entity will be of Restricted Subsidiary unless and until such EAT Entity becomes a Subsidiary of the Company and the EAT Term Loan Agreement is terminated. The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or represent Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary of the Company to be a Restricted Subsidiary, provided that such designation will be deemed to be an incurrence of

Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

Additional Subsidiary Guarantees

If, after the date of the 2021 indenture, any Restricted Subsidiary of the Company that is not already a Guarantor guarantees any other Indebtedness of either of the Issuers or any Indebtedness of any Guarantor in excess of the De Minimis Guaranteed Amount, or any Domestic Subsidiary, if not then a Guarantor, incurs any Indebtedness under any of the Credit Facilities (other than incurrences by Berry under the Berry Credit Facility unless the Issuers or Guarantors guarantee or otherwise incur Indebtedness under the Berry Credit Facility), then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 30 Business Days of the date on which it guaranteed or incurred such Indebtedness, as the case may be; provided, however, that the preceding shall not apply to Subsidiaries of the Company that have properly been designated as Unrestricted Subsidiaries in accordance with the 2021 indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph shall provide by its terms that it shall be automatically and unconditionally released at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other guarantee) and (y) if such Guarantor is a Domestic Subsidiary, to be an obligor with respect to any Indebtedness under any Credit Facility.

Each Subsidiary Guarantee shall also be released in accordance with the provisions of the 2021 indenture described under “Subsidiary Guarantees.”

Limitations on Finance Corp. Activities

Finance Corp. may not incur Indebtedness unless (1) the Company is a co-issuer or guarantor of such Indebtedness or (2) the net proceeds of such Indebtedness are loaned to the Company, used to acquire outstanding debt securities issued by the Company or used to repay Indebtedness of the Company as permitted under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.” Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for the Company or its Restricted Subsidiaries.

Reports

Whether or not required by the Commission, so long as any 2021 notes are outstanding, the Company will file with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing, in which case the Company will furnish to the trustee and, upon its prior request, to any Holder of 2021 notes, within the time periods specified in the Commission’s rules and regulations):

(1) all quarterly and annual financial information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors will agree in the 2021 indenture that, for so long as any 2021 notes remain outstanding, if at any time they are not required to file the reports required by the preceding paragraphs with the Commission, they will furnish to the Holders of the 2021 notes and to securities analysts and prospective investors in the 2021 notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The Company will be deemed to have provided such information to the Holders, securities analysts and prospective Holders if it has filed reports containing such information with the Commission via the EDGAR filing system and such reports are publicly available.

The availability of the foregoing information or reports on the SEC’s web site will be deemed to satisfy the foregoing delivery requirements.

Covenant Termination

If at any time (a) the rating assigned to the 2021 notes by both Ratings Agencies is an Investment Grade Rating, (b) no Default has occurred and is continuing under the 2021 indenture and (c) the Issuers have delivered to the trustee an officers’ certificate certifying to the foregoing provisions of this sentence, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the 2021 indenture described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and the following provisions of the 2021 indenture described above under the caption “— Certain Covenants”:

“— Restricted Payments,”

“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

“— Transactions with Affiliates,” and

“— Limitations on Finance Corp. Activities.”

However, the Company and its Restricted Subsidiaries will remain subject to the provisions of the 2021 indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control”, and the following provisions of the 2021 indenture described above under the caption “— Covenants”:

“— Liens”;

“— Merger, Consolidation or Sale of Assets” (other than clause (4) of such covenant);

“—Designation of Restricted and Unrestricted Subsidiaries”;

“— Additional Subsidiary Guarantees”;

“— Reports”; and

the covenant respecting payments for consent described below in the penultimate paragraph under the caption “— Amendment, Supplement and Waiver.”

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the 2021 notes;

(2) default in payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the 2021 notes;

(3) failure by the Company to comply with the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” or to consummate a purchase of 2021 notes when required pursuant to the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” and “— Repurchase at the Option of Holders — Change of Control;”

(4) failure by the Company for 180 days after notice from the trustee or the Holders of at least 25% in principal amount of the 2021 notes then outstanding to comply with the provisions described under “— Certain Covenants — Reports;”

(5) failure by the Company for 60 days after notice from the trustee or the Holders of at least 25% in principal amount of the 2021 notes then outstanding to comply with any of the other agreements in the 2021 indenture (including the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” and “— Repurchase at the Option of Holders — Change of Control” to the extent not described in clause (3) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the 2021 indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 30 days from the expiration of the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the 2021 notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(7) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $50.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(8) (a) any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or (b) any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee, except, in each case, by reason of the release of such Subsidiary Guarantee in accordance with the 2021 indenture; and

(9) certain events of bankruptcy, insolvency or reorganization described in the 2021 indenture with respect to Finance Corp., the Company or any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization described in the 2021 indenture with respect to Finance Corp., the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company, all outstanding 2021 notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding 2021 notes may declare all the 2021 notes to be due and payable immediately.

Holders of the 2021 notes may not enforce the 2021 indenture or the 2021 notes except as provided in the 2021 indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding 2021 notes may direct the trustee in its exercise of any trust or power. The trustee may withhold notice of any continuing Default or Event of Default from Holders of the 2021 notes if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the 2021 notes.

The Holders of a majority in principal amount of the 2021 notes then outstanding by notice to the trustee may on behalf of the Holders of all of the 2021 notes rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest or premium, if any, that have become due solely because of the acceleration) have been cured or waived.

The Holders of a majority in principal amount of the 2021 notes then outstanding by notice to the trustee may on behalf of the Holders of all of the 2021 notes waive (including, without limitation, in connection with a purchase of, or tender offer or exchange offer for, 2021 notes) any existing Default or Event of Default and its consequences under the 2021 indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the 2021 notes.

The Issuers will be required to deliver to the trustee annually a statement regarding compliance with the 2021 indenture. Upon any officer of the Company or Finance Corp. becoming aware of any Default or Event of Default, the Issuers will deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Unitholders

No director, officer, partner, employee, incorporator, manager or unitholder or other owner of Capital Stock of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or any Guarantor under the 2021 notes, the 2021 indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of 2021 notes by accepting a 2021 note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 2021 notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding 2021 notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”), except for:

(1) the rights of Holders of outstanding 2021 notes to receive payments in respect of the principal of, and interest or premium, if any, on such 2021 notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the 2021 notes concerning issuing temporary 2021 notes, registration of 2021 notes, mutilated, destroyed, lost or stolen 2021 notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the 2021 indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to the covenants that are described under the caption “Repurchase at the Option of Holders” and “Certain Covenants” (other than the covenant described in the first paragraph under “Certain Covenants — Merger, Consolidation or Sale of Assets,” except to the extent described below) and the limitations described in clause (4) of the first paragraph under the caption “Certain Covenants — Merger, Consolidation or Sale of Assets” (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the 2021 notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, insolvency or reorganization events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the 2021 notes. If the Issuers exercise either their Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and any security for the 2021 notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the 2021 notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment banking firm, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on the outstanding 2021 notes on the date of fixed maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the 2021 notes are being defeased to the date of fixed maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) the Issuers have received a ruling from, or a ruling has been published by, the Internal Revenue Service; or

(b) since the date of the 2021 indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding 2021 notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding 2021 notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the 2021 indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of 2021 notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the 2021 indenture, the 2021 notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding 2021 notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 notes), and any existing Default or Event of Default or compliance with any provision of the 2021 indenture, the 2021 notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding 2021 notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 notes).

Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any 2021 notes held by a non-consenting Holder):

(1) reduce the percentage of principal amount of 2021 notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any 2021 note or alter the provisions with respect to the redemption or repurchase of the 2021 notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any 2021 note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the 2021 notes (except a rescission of acceleration of the 2021 notes by the Holders of at least a majority in principal amount of the 2021 notes and a waiver of the payment default that resulted from such acceleration);

(5) make any 2021 note payable in currency other than that stated in the 2021 notes;

(6) make any change in the provisions of the 2021 indenture relating to waivers of past Defaults or the rights of Holders of 2021 notes to receive payments of principal of, or interest or premium, if any, on the 2021 notes (other than as permitted in clause (7) below);

(7) waive a redemption or repurchase payment with respect to any 2021 note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the 2021 indenture, except in accordance with the terms of the 2021 indenture; or

(9) make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of 2021 notes, the Issuers, the Guarantors and the trustee may amend or supplement the 2021 indenture or the 2021 notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated 2021 notes in addition to or in place of certificated 2021 notes;

(3) to provide for the assumption of an Issuer’s obligations to Holders of 2021 notes in the case of a merger or consolidation or sale of all or substantially all of such Issuer’s properties or assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of 2021 notes or that does not adversely affect the legal rights under the 2021 indenture of any such Holder, provided that any change to conform the 2021 indenture to this prospectus will not be deemed to adversely affect such legal rights;

(5) to secure the 2021 notes or the Subsidiary Guarantees pursuant to the requirements of the covenant described above under the subheading “— Certain Covenants — Liens”;

(6) to provide for the issuance of additional 2021 notes in accordance with the limitations set forth in the 2021 indenture;

(7) to add any additional Guarantor or to evidence the release of any Guarantor from its Subsidiary Guarantee, in each case as provided in the 2021 indenture;

(8) to comply with requirements of the Commission in order to effect or maintain the qualification of the 2021 indenture under the Trust Indenture Act;

(9) to evidence or provide for the acceptance of appointment under the 2021 indenture of a successor trustee; or

(10) to conform the text of the 2021 indenture, the Subsidiary Guarantees or the 2021 notes to any provision of this “Description of 2021 Notes.”

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Beneficial Owner or Holder of any 2021 notes for or as an inducement to any consent to any waiver, supplement or amendment of any terms or provisions of the 2021 indenture or the 2021 notes, unless such consideration is offered to be paid or agreed to be paid to all Beneficial Owners and Holders of the 2021 notes which so consent in the time frame set forth in solicitation documents relating to such consent.

The consent of the Holders is not necessary under the 2021 indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. After an amendment, supplement or waiver under the 2021 indenture becomes effective, the Company is required to mail to the Holders a notice briefly describing the amendment, supplement or waiver. However, the failure to give such notice, or any defect in the notice, will not impair or affect the validity of the amendment, supplement or waiver.

Satisfaction and Discharge

The 2021 indenture will be discharged and will cease to be of further effect as to all 2021 notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the 2021 notes and as otherwise specified in the 2021 indenture), when:

(1) either:

(a) all 2021 notes that have been authenticated, except lost, stolen or destroyed 2021 notes that have been replaced or paid and 2021 notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all 2021 notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S.

dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and noncallable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the 2021 notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the 2021 indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3) the Issuers or any Guarantor has paid or caused to be paid all other sums payable by it under the 2021 indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the 2021 notes at fixed maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of an Issuer or any Guarantor, the 2021 indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding 2021 notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The 2021 indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the 2021 indenture at the request of any Holder of 2021 notes, unless such Holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The 2021 indenture, the 2021 notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the 2021 indenture without charge by writing to Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002, Attention: Investor Relations.

Certain Definitions

Set forth below are certain defined terms used in the 2021 indenture. Reference is made to the 2021 indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

(1) any assets used or useful in the Oil and Gas Business, other than Indebtedness or Capital Stock;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or any of its Restricted Subsidiaries; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” of a specified Person means (without duplication), as of the date of determination:

(1) the sum of:

(a) discounted future net revenue from proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal or other income taxes, as estimated by such Person in a reserve report prepared as of the end of the fiscal year of such Person for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenue from:

(i) estimated proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such reserve report, which reserves were not reflected in such reserve report, and

(ii) estimated crude oil and natural gas reserves of such Person and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior period end) due to exploration, development or exploitation, production or other activities which would, in accordance with standard industry practice, cause such revisions, in the case of clauses (i) and (ii) calculated in accordance with SEC guidelines (utilizing the prices for the fiscal quarter ending prior to the date of determination), and decreased by, as of the date of determination, the estimated discounted future net revenue attributable to:

(A) estimated proved crude oil and natural gas reserves of such Person and its Restricted Subsidiaries reflected in such reserve report produced or disposed of since the date of such reserve report, and

(B) reductions in the estimated crude oil and natural gas reserves of such Person and its Restricted Subsidiaries reflected in such reserve report since the date of such reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in the case of clauses (A) and (B) calculated in accordance with SEC guidelines (utilizing the prices for the fiscal quarter ending prior to the date of determination);

provided, however, that, in the case of each of the determinations made pursuant to clauses (i), (ii), (A) and (B) above, such increases and decreases shall be estimated by the Company’s petroleum engineers;

(b) the capitalized costs that are attributable to crude oil and natural gas properties of such Person and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributable, based on such Person’s books and records as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements;

(c) the Net Working Capital of such Person as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements; and

(d) the greater of:

(i) the net book value of other tangible assets of such Person and its Restricted Subsidiaries as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements, and

(ii) the appraised value, as estimated by independent appraisers, of other tangible assets of such Person and its Restricted Subsidiaries as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements (provided that such Person shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed);

minus

(2) the sum of:

(a) Minority Interests;

(b) to the extent not otherwise taken into account in determining Adjusted Consolidated Net Tangible Assets, any net natural gas balancing liabilities of such Person and its Restricted Subsidiaries reflected in such Person’s latest audited financial statements;

(c) to the extent included in clause (1)(a) above, the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in such Person’s year end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(d) to the extent included in clause (1)(a) above, the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the prices utilized in such Person’s year end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of such Person and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(e) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenue specified in clause (1)(a) above, would be necessary to satisfy fully the obligations of such Person and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, “Adjusted Consolidated Net Tangible Assets” of the Company will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any properties or assets (including by way of a Production Payment or a sale and leaseback transaction or mergers, consolidations or otherwise); provided, however, that the disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole will not be an “Asset Sale,” but will be governed by the provisions of the 2021 indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves properties or assets having a fair market value of less than $20.0 million;

(2) a disposition of assets between or among any of the Company and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) any disposition, abandonment, relinquishment or expiration of equipment, inventory, products, accounts receivable or other properties or assets in the ordinary course of business;

(5) the disposition of cash or Cash Equivalents, Hedging Contracts or other financial instruments in the ordinary course of business;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment (or a disposition that would constitute a Restricted Payment but for the exclusion from the definition thereof);

(7) the farm-out, lease or sublease of developed or undeveloped crude oil or natural gas properties owned or held by the Company or any of its Restricted Subsidiaries in the ordinary course of business or in exchange for crude oil and natural gas properties owned or held by another Person;

(8) (i) any trade or exchange by the Company or any of its Restricted Subsidiaries of Hydrocarbon properties or other properties or assets for Hydrocarbon properties or other properties or assets owned or held by one or more other Persons, and (ii) any transfer or sale of assets, or lease, assignment or sublease of any real or personal property, (A) in exchange for services (including in connection with any outsourcing arrangements), and/or (B) in exchange for such transferee, lessee or assignee (or an Affiliate thereof) agreeing to pay all or a portion of the costs and expenses related to the exploration, development, completion and/or production (and related activities) of properties of the Company or any Restricted Subsidiary, and/or (C) in exchange for properties or assets satisfying the requirements of clause (i) above ((A), (B) and (C) being referred to herein as a “carry”); provided that the fair market value of the properties or assets traded, exchanged, transferred, sold, leased, assigned or subleased by the Company or such Restricted Subsidiary (together with any cash and Cash Equivalents) is reasonably equivalent or of less market value to the fair market value of the properties, assets, services or carry (together with any cash and Cash Equivalents) expected to be received by the Company or such Restricted Subsidiary, as determined in good faith by the Company, and provided further that any cash received must be applied in accordance with the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(9) the creation or perfection of a Lien (but not, except to the extent contemplated in clause (10) below, the sale or other disposition of the properties or assets subject to such Lien);

(10) the creation or perfection of a Permitted Lien and the exercise by any Person in whose favor a Permitted Lien is granted of any of its rights in respect of that Permitted Lien;

(11) a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(12) the grant in the ordinary course of business of any non-exclusive license or sublicense of patents, trademarks, registrations therefor and other similar intellectual property, including without limitation licenses of seismic data;

(13) the disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 45K of the Code or any successor or analogous provisions of the Code;

(14) the sale or other disposition (whether or not in the ordinary course of business) of oil and gas properties, provided at the time of such sale or other disposition such properties do not have associated with them any proved reserves, and provided further that the sale or other disposition is for not less than the fair market value of such oil and gas properties, as determined in good faith by the Company;

(15) any sale or other disposition of Equity Interests in, or other ownership interests in or assets or property, including Indebtedness, or other securities of, an Unrestricted Subsidiary;

(16) any disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(17) the sale and leaseback of any asset within 180 days of the acquisition thereof.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP. As used in the preceding sentence, the “net rental payments” under any lease for any period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” has the meaning assigned to such term in the LLC Agreement, as in effect on the date of the 2021 indenture.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Berry Credit Facility” means that certain Second Amended and Restated Credit Agreement, dated as of November 15, 2010, among Berry Petroleum Company, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time.

“Berry Senior Notes” means the 6.75% senior notes due 2020 issued by Berry Petroleum Company on November 1, 2010 and the 6.375% senior notes due 2022 issued by Berry Petroleum Company on March 9, 2012.

“Board of Directors” means:

(1) with respect to Finance Corp., the board of directors of the corporation;

(2) with respect to the Company, the board of directors of the Company or any authorized committee thereof; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Houston, Texas or in New York, New York or another place of payment are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) certificates of deposit, demand deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest rating obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries) of the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), which occurrence is followed by a Ratings Decline within 90 days of the consummation of such transaction;

(2) the adoption by the unitholders of the Company of a plan relating to the liquidation or dissolution of the Company; or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares, units or the like, which occurrence is followed by a Ratings Decline within 90 days of the consummation of such transaction.

Notwithstanding the preceding, a conversion of the Company or any of its Restricted Subsidiaries from a limited liability company, corporation, limited partnership or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of the Company immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity, and, in either case no “person” Beneficially Owns more than 50% of the Voting Stock of such entity.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

“Commission” or “SEC” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus

(6) all extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business; and minus

(8) to the extent increasing such Consolidated Net Income for such period, the sum of (a) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary of the Company will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale or leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded; any asset impairment writedowns on oil and gas properties under GAAP or SEC guidelines will be excluded;

(5) unrealized losses and gains under Hedging Contracts included in the determination of Consolidated Net Income, including, without limitation, those resulting from the application of FASB ASC Topic 815, “Derivatives and Hedging,” will be excluded;

(6) to the extent deducted in the calculation of Net Income, any non-cash or nonrecurring charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded;

(7) items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) and the related tax effects, in each case according to GAAP, will be excluded; and

(8) income resulting from transfers of assets (other than cash) between such Person or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary of such Person, on the other hand, will be excluded.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1) the consolidated equity of the common stockholders of, or the consolidated capital of the unitholders of, such Person and its consolidated Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Linn Credit Agreement and the Berry Credit Facility), commercial paper facilities or Debt Issuances, in each case with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including refinancing with any capital markets transaction) in whole or in part from time to time.

“Debt Issuance” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances after the date of the 2021 indenture of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5.0 million.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the final stated maturity date of the 2021 notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments” or (y) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company’s purchase of the 2021 notes as is required to be purchased pursuant to the provisions of the 2021 indenture. The amount (or principal amount) of Disqualified Stock deemed to be outstanding at any time for purposes of the 2021 indenture will be the maximum amount that the

Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the date of the 2021 indenture.

“Equity Repurchase” means the repurchase or other acquisition or retirement for value of any Equity Interests of the Company pursuant to any stock repurchase plan of the Company approved by the Board of Directors of the Company and effected in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or otherwise in accordance with applicable law.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Linn Credit Agreement, the Berry Credit Facility and intercompany Indebtedness, but including the New 2019 Notes, the Existing Senior Notes and the Berry Senior Notes) in existence on the date of the 2021 indenture, until such amounts are repaid.

“Existing Senior Notes” means the 8.625% senior notes due 2020 issued by the Issuers on April 6, 2010, the 7.75% senior notes due 2021 issued by the Issuers on September 8, 2010, the 6.50% senior notes due 2019 issued by the Issuers on May 13, 2011, the 6.25% senior notes due 2019 issued by the Issuers on March 2, 2012.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including in each case any related financing transactions and increases in ownership of Restricted Subsidiaries, during the applicable four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and the Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any expense and cost reductions or synergies that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial or accounting officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any obligations arising under any Hedging Contract applicable to such Indebtedness if such Hedging Contract has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to interest rate Hedging Contracts; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon (other than a Lien of the type described in clause (9) of the definition of “Permitted Liens”); plus

(4) all dividends on any series of preferred securities of such Person or any of its Restricted Subsidiaries, whether paid or accrued and whether or not in cash, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company,

in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States, which are in effect on the date of the 2021 indenture.

The term “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part). When used as a verb, “guarantee” has a correlative meaning.

“Guarantors” means each of:

(1) the Restricted Subsidiaries of the Company, other than Finance Corp., Berry, Linn Acquisition Company, LLC, Marathon 85-II Limited Partnership and Marathon 85-III Limited Partnership, executing the 2021 indenture as initial Guarantors; and

(2) any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the 2021 indenture;

and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person is released in accordance with the provisions of the 2021 indenture.

“Hedging Contracts” means, with respect to any specified Person:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(2) foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against fluctuations in the price of Hydrocarbons used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates, and in each case are entered into only in the normal course of business and not for speculative purposes.

“Holder” means a Person in whose name a 2021 note is registered.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of bankers’ acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable or that is payable solely in Capital Stock; or

(6) representing any obligations under Hedging Contracts,

if and to the extent any of the preceding items (other than letters of credit and obligations under Hedging Contracts) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any asset of the specified Person, whether or not such Indebtedness is assumed by the specified Person (provided that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person), and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment).

Furthermore, notwithstanding the foregoing, the following shall not constitute or be deemed “Indebtedness”:

(i) any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness;

(ii) any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property;

(iii) any obligations arising from agreements of a Person providing for indemnification, guarantees, adjustment of purchase price, holdbacks, contingent payment obligations based on a final financial statement or performance of acquired or disposed of assets or similar obligations (other than guarantees of Indebtedness), in each case, incurred or assumed by such Person in connection with the acquisition or disposition of assets (including through mergers, consolidations or otherwise);

(iv) subject to the parenthetical at the end of the preceding sentence, any Dollar-Denominated Production Payments or Volumetric Production Payments;

(v) any Disqualified Stock; and

(vi) Indebtedness secured by any Lien of the type described in clause (9) of the definition of “Permitted Liens.”

The amount (or principal amount) of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of obligations under any Hedging Contracts, the termination value of the agreement or arrangement giving rise to such obligations that would be payable by such Person at such date; and

(3) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans, advances or extensions of credit (including guarantees or similar arrangements, but excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), or capital contributions or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law), together with all items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the 2021 indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write-ups, write-downs or write-offs with respect to such Investment.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of the Company in which the Company or any of its Restricted Subsidiaries makes any Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, other than a precautionary financing statement respecting a lease not intended as a security agreement.

“Linn Credit Agreement” means that certain Sixth Amended and Restated Credit Agreement, dated as of April 24, 2013, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time.

“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC, dated as of September 3, 2010, as in effect on the date of the 2021 indenture and as such may be further amended, modified or supplemented from time to time.

“Make Whole Premium” means, with respect to a 2021 note at any time, the excess, if any, of (a) the present value at such time of (i) the redemption price of such 2021 note at September 15, 2017 (such redemption price being set forth in the table appearing under the caption “— Optional Redemption’), plus (ii) any required interest payments due on such 2021 note through September 15, 2017 (except for currently accrued and unpaid interest), computed using a discount rate equal to the Treasury Rate at such time plus 50 basis points, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over (b) the principal amount of such 2021 note.

“Measurement Date” means June 27, 2008.

“Minority Interest” means the percentage interest represented by any Capital Stock of a Restricted Subsidiary of the Company that are not owned by the Company or a Restricted Subsidiary of the Company.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, title and recording tax expenses and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(2) taxes paid or payable or required to be accrued as a liability under GAAP as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale,

(4) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale, and

(5) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by the Company or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Net Working Capital” means (a) all current assets of the Company and its Restricted Subsidiaries except current assets from commodity price risk management activities arising in the ordinary course of business, less (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from commodity price risk management activities arising in the ordinary course of business and current liabilities associated with asset retirement obligations related to oil and gas properties, in each case as set forth in the consolidated financial statements of the Company prepared in accordance with GAAP (excluding any adjustments made pursuant to FASB ASC Topic 815, “Derivatives and Hedging”).

“New 2019 Notes” means the $450 million aggregate principal amount of 6.500% senior notes due 2019 to be issued by the Issuers on the date of the 2021 indenture.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender (except in the case of items (a) and (b), a Lien of the type described in clause (9) of the definition of “Permitted Liens”);

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the 2021 notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, except as contemplated by clause (9) of the definition of “Permitted Liens.”

For purposes of determining compliance with the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” above, in the event that any Non-Recourse Debt of any of the Company’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Oil and Gas Business” means:

(1) the acquisition, exploration, development, production, operation and disposition of interests in oil, gas and other Hydrocarbon properties;

(2) the gathering, marketing, treating, processing (but not refining), storage, distribution, selling and transporting of any production from such interests or properties;

(3) any business relating to exploration for or development, production, treatment, processing (but not refining), storage, transportation or marketing of, oil, gas and other minerals and products produced in association therewith;

(4) any other business that generates gross income that constitutes “qualifying income” under Section 7704(d) of the Code; and

(5) any activity that is ancillary, complementary or incidental to or necessary or appropriate for the activities described in clauses (1) through (4) of this definition.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries (i) incurred or issued to finance an acquisition (or other purchase of assets) or (ii) to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of the Company or (b) such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or (c) assets of such Person were acquired by the Company or any of its Restricted Subsidiaries and such Indebtedness was assumed in connection therewith (excluding any such Indebtedness that is repaid contemporaneously with such event), provided that on the date such Indebtedness or Disqualified Stock was incurred or issued or the date such Person became a Restricted Subsidiary of the Company or the date such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or on the date of such asset acquisition, as applicable, either:

(1) immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Company or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,”

(2) immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company would be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction, or

(3) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company would be greater than the Consolidated Net Worth of the Company immediately prior to such transaction.

“Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting Hydrocarbons through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1) direct or indirect ownership of crude oil, natural gas, other restricted Hydrocarbon properties or any interest therein, gathering, transportation, processing, storage or related systems, or ancillary real property interests and interests therein; and

(2) the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of crude oil and natural gas and related Hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations and publicly traded limited partnerships.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from:

(a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; or (b) any other disposition of assets deemed not to be Asset Sales under the definition of “Asset Sale”;

(5) any Investment in any Person (a) in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company, or (b) with the net cash proceeds from a substantially concurrent (i) contribution (other than from a Restricted Subsidiary of the Company) to the equity capital of the Company or (ii) issuance of, Equity Interests of the Company (other than Disqualified Stock), with an issuance being deemed substantially concurrent with such Investment if occurring not more than 120 days after such issuance; provided that the amount of any such net cash proceeds will be excluded or deducted from the calculation of Available Cash and Incremental Funds;

(6) any Investments received in compromise or resolution of, or upon satisfaction of judgments with respect to, (a) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes (including pursuant to any bankruptcy or insolvency proceedings) with Persons who are not Affiliates;

(7) Hedging Contracts;

(8) Guarantees of Indebtedness permitted under the covenant contained under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(9) guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary of the Company in the ordinary course of business;

(10) Permitted Business Investments;

(11) Investments that are in existence on the date of the 2021 indenture;

(12) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(13) guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating and related agreements and licenses or concessions related to the Oil and Gas Business;

(14) loans or advances to officers, directors or employees made in the ordinary course of business consistent with past practices of the Company or the applicable Restricted Subsidiary and otherwise in compliance with the covenant “— Certain Covenants — Transactions with Affiliates;”

(15) Investments of a Restricted Subsidiary acquired after the date of the 2021 indenture or of any entity merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of Assets” to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(16) Investments received as a result of a foreclosure by, or other transfer of title to, the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(17) Liens of the type described in clause (9) of the definition of “Permitted Liens;” and

(18) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding, not to exceed the greater of $350.0 million and 2.5% of the Company’s Adjusted Consolidated Net Tangible Assets determined at the time of such Investment (after giving effect to any dividends, interest payments, return of capital and subsequent reduction in the amount of any Investment made pursuant to this clause as a result of the repayment or other disposition thereof, in an amount not to exceed the amount of such Investments previously made pursuant to this clause); provided, however, that if any Investment pursuant to this clause (18) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) for so long as such Person continues to be a Restricted Subsidiary;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment to one or more of the above clauses (1) through (18) so that the entire Investment would be a Permitted Investment

“Permitted Liens” means:

(1) Liens securing any Indebtedness under any of the Credit Facilities;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property (including Capital Stock) of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) any interest or title of a lessor to the property subject to a Capital Lease Obligation;

(6) Liens on any asset or property acquired, constructed or improved by the Company or any of its Restricted Subsidiaries; provided that (a) such Liens are in favor of the seller of such asset or property, in favor of the Person or Persons developing, constructing, repairing or improving such asset or property, or in favor of the Person or Persons that provided the funding for the acquisition, development, construction, repair or improvement cost, as the case may be, of such asset or property, (b) such Liens are created within 360 days after the acquisition, development, construction, repair or improvement, (c) the aggregate principal amount of the Indebtedness secured by such Liens is otherwise permitted to be incurred under the 2021 indenture and does not exceed the greater of (i) the cost of the asset or property so acquired, constructed or improved plus related financing costs and (ii) the fair market value (as determined by the executive officer involved in or otherwise familiar with such acquisition, construction or improvement of such asset or property if such fair market value is greater than $25.0 million but less than $50.0 million, or, if such fair market value is $50.0 million or more, the Board of Directors of the Company) of the asset or property so acquired, constructed or improved, measured at the date of such acquisition, or the date of completion of such construction or improvement, and (d) such Liens are limited to the asset or property so acquired, constructed or improved (including the proceeds thereof, accessions thereto, upgrades thereof and improvements thereto);

(7) Liens existing on the date of the 2021 indenture other than Liens securing the Credit Facilities;

(8) Liens to secure the performance of tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(9) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by the Company or any Restricted Subsidiary of the Company to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(10) Liens in respect of Production Payments and Reserve Sales;

(11) Liens on pipelines or pipeline facilities that arise by operation of law;

(12) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, farm-in agreements, division orders, contracts for the sale, transportation or exchange of crude oil and natural gas and related Hydrocarbons and minerals, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements arising in the ordinary course of business of the Company and its Restricted Subsidiaries that are customary in the Oil and Gas Business;

(13) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(14) Liens upon specific items of inventory, receivables or other goods or proceeds of the Company or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods or proceeds and permitted by the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(15) Liens securing Obligations of the Issuers or the Guarantors under the 2021 notes or the Subsidiary Guarantees, as the case may be, and Liens securing other obligations of the Issuers or the Guarantors under the 2021 indenture;

(16) Liens to secure payment and performance of Hedging Contracts of the Company or any of its Restricted Subsidiaries;

(17) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent by more than sixty (60) days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(18) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent by more than sixty (60) days or are being contested in good faith by appropriate proceedings;

(19) pledges or deposits made in the ordinary course of business (A) in connection with leases, tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security or similar legislation;

(20) any attachment or judgment Lien that does not constitute an Event of Default;

(21) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or any of its Restricted Subsidiaries;

(22) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution; provided that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any of its Restricted Subsidiaries to provide collateral to the depositary institution;

(23) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(24) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(25) Liens arising under the 2021 indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the 2021 indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(26) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments”;

(27) Liens (other than Liens securing Indebtedness) on, or related to, assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof;

(28) Liens arising from royalties, overriding royalties, revenue interests, net revenue interests, net profit interests, reversionary interests, production payments, preferential rights of purchase, working interests and other similar interests, all as ordinarily exist with respect to properties and assets of the Company and its Restricted Subsidiaries or otherwise as are customary in the Oil and Gas Business;

(29) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company, provided that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness then outstanding and secured by any Liens incurred pursuant to this clause (29) does not exceed the amount set forth in clause (17) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(30) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the 2021 indenture and incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries or any Disqualified Stock of the Company incurred or issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or any Disqualified Stock of the Company, provided that:

(1) the principal amount, or in the case of Disqualified Stock, the amount thereof as determined in accordance with the definition of Disqualified Stock, of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness or amount of the Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired (plus all accrued and unpaid interest on the Indebtedness or accrued and unpaid dividends on the Disqualified Stock, as the case may be, and the amount of all fees, expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired;

(3) if the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired is contractually subordinated or otherwise junior in right of payment to the 2021 notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated or otherwise junior in right of payment to the 2021 notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of 2021 notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired; and

(4) such Indebtedness is not incurred (other than by way of a guarantee) by a Restricted Subsidiary of the Company (other than Finance Corp.) if the Company is the issuer or other primary obligor on the Indebtedness being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or retired.

Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities shall be subject to the refinancing provision of the definition of Credit Facilities and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Restricted Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the oil and gas business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

“Rating Category” means:

(1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means a decrease in the rating of the 2021 notes by either Moody’s or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the 2021 notes has decreased by one or more gradations, gradations within Rating Categories, namely + or — for S&P, and 1, 2, and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

“Reporting Default” means a Default described in clause (4) under “— Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Notwithstanding anything in the 2021 indenture to the contrary, Finance Corp. shall be a Restricted Subsidiary of the Company.

“S&P” refers to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Senior Debt” means:

(1) all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all obligations under Hedging Contracts with respect thereto;

(2) any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the 2021 indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the 2021 notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any intercompany Indebtedness of the Company or any of its Restricted Subsidiaries to the Company or any of its Affiliates; or

(b) any Indebtedness that is incurred in violation of the 2021 indenture.

For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by the Company or any of its Restricted Subsidiaries.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the 2021 indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (whether general or limited) or limited liability company (a) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (b) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership or limited liability company, respectively.

“Subsidiary Guarantee” means the joint and several guarantee pursuant to the 2021 indenture by a Guarantor of the Issuers’ Obligations under the 2021 indenture and on the 2021 notes.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to September 15, 2017; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to September 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Make Whole Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Unrestricted Subsidiary” means any Subsidiary of the Company (other than Finance Corp.) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt owing to any Person other than the Company or any of its Restricted Subsidiaries;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company (excluding any agreement or transaction of the type described in clauses (6), (10) and (12) of the covenant described above under the caption “Transactions with Affiliates”);

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenants described above under the caption “— Certain Covenants — Restricted Payments” and “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the 2021 indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity or redemption, in respect of the Indebtedness or Disqualified Stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount of such Indebtedness or Disqualified Stock.

BOOK-ENTRY, DELIVERY AND FORM

Book-Entry, Delivery and Form

The notes will be issued initially only in the form of one or more global notes (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

The Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in registered, certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the applicable indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the applicable indenture. Under the terms of the applicable indenture, the Issuers, the Guarantors and the trustee will treat the Persons in whose names the applicable series of notes, including the Global Notes, are registered as the owners of the applicable series of notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Guarantors, the trustee nor any agent of an Issuer or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers, the Guarantors nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the Guarantors, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000, if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary within 90 days;

(2) the Issuers, at their option, but subject to DTC’s requirements, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default and DTC notifies the trustee of its decision to exchange such Global Notes for Certificated Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note, except in the limited circumstances provided in the applicable indenture.

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Issuers will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address.

The notes represented by the Global Notes are eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following generally summarizes the material U.S. federal income and, in the case of Non-U.S. Holders (as defined below), estate tax considerations in connection with the acquisition, ownership and disposition of the notes. This summary is for general information only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities are subject to change, possibly retroactively, or to different interpretations that may result in U.S. federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Except as otherwise noted, the information in the following applies to both the New May 2019 Senior Notes and the September 2021 Senior Notes.

This summary applies to initial holders of the notes who acquired the notes for cash for the issue price of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the Code (generally speaking, held for investment purposes). The “issue price” of the notes of each series is the first price at which a substantial amount of the notes of that series is sold other than to bond houses, brokers, or similar persons or organizations acting in their capacity as underwriters, placement agents or wholesalers (not including any amount attributable to “pre-issuance accrued interest” (as defined below) on the New May 2019 Senior Notes). This summary does not address the effect of the U.S. federal gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction, any tax treaty or any reporting requirements of or other tax consequences under the Treasury Regulations relating to certain tax shelter transactions. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, investment companies or other financial institutions;

•	holders subject to the alternative minimum tax;

•	grantor trusts and real estate investment trusts;

•	tax-exempt organizations;

•	dealers in securities, currencies, or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	S corporations, partnerships or other pass-through entities;

•	persons that own their notes through S corporations, partnerships or other pass-through entities;

•	expatriates and certain former residents of the United States;

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	persons who hold the notes in connection with a hedging, integrated, conversion, “straddle,” or other risk reduction transaction; or

•	persons deemed to sell the notes under any constructive sale provision of the Code.

If a holder of notes is treated as a partnership for U.S. federal income tax purposes, the tax consequences of acquiring, holding and disposing of the notes will depend on a variety of factors, including the activities of the partnership and the status of its partners. A holder of notes that is treated as a partnership for U.S. federal income tax purposes or a partner in such a partnership is urged to consult its own tax advisor regarding the tax consequences associated with acquiring, holding and disposing of the notes.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF PARTICIPATING IN THE OFFERING AND OF OWNING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICATION OF OTHER FEDERAL TAX RULES, THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR TAX TREATY, AND ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

Certain Additional Payments

The holders of notes have the right to require us to repurchase all or any part of such holder’s notes upon a change of control. Under the contingent payment debt rules, certain possible payments are not treated as contingencies (for example, in cases which the possible payments are remote, incidental, or fit certain other exceptions). We intend to take the position that a repurchase at the option of a holder if a change of control occurs is a remote contingency. Based in part on this position, we do not intend, on the issuance date, to treat the repurchase option as affecting the computation of the yield-to-maturity of the notes. Under applicable Treasury Regulations, our determination that a contingency is remote is binding on all holders of the notes (other than holders that properly disclose to the IRS that they are taking a different position) but is not binding on the IRS. The IRS may take a contrary position, which, if sustained, could affect the timing, amount and character of a holder’s income with respect to the notes in a materially adverse way.

Under applicable Treasury Regulations, an unconditional option to redeem a debt instrument will be assumed to be exercised if such exercise will lower the yield-to-maturity of the debt instrument. We do not intend, on the issuance date, to treat any of our redemption rights as affecting the computation of the yield-to-maturity of the notes. The IRS may take a different position regarding the payment or potential payment of amounts in excess of stated interest or principal, in which case the timing, amount and character of income with respect to a note may be different, and a holder could be required to treat as ordinary interest income any gain recognized on the disposition of a note. Prospective holders are urged to consult their own tax advisors regarding the potential effect, if any, of these matters on their particular situation.

Consequences to U.S. Holders

The following summary applies only to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of notes who or that is:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

Except as noted in the next paragraph, a U.S. Holder will be required to include stated interest in his, her, or its income as ordinary income in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

A portion of the purchase price of the New May 2019 Senior Notes is attributable to the amount of interest accrued for the period from May 15, 2014 until the date of issuance (the “pre-issuance accrued interest”). A portion of the first interest payment on the New May 2019 Senior Notes is a return of the pre-issuance accrued interest, rather than an amount payable on the New May 2019 Senior Notes. The portion of the first interest payment on the New May 2019 Senior Notes equal to the pre-issuance accrued interest should be excluded from the income of a U.S. Holder of New May 2019 Senior Notes and, when received, will reduce such U.S. Holder’s tax basis in the New May 2019 Senior Notes.

The notes will not be issued with more than a de minimis amount of original issue discount for U.S. federal income tax purposes.

Amortizable Bond Premium

If a U.S. Holder’s initial purchase price for a note exceeds the stated principal amount of the note, such U.S. Holder will be considered to have acquired the note with amortizable bond premium equal to such excess. Subject to the limitation described below, a U.S. Holder generally may elect to amortize any amortizable bond premium over the remaining term of such note on a constant yield method (based on the note’s yield-to-maturity) as an offset to stated interest. However, because the notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce, eliminate or defer the amount of premium that a U.S. Holder may amortize with respect to the notes. If a U.S. Holder makes the election to amortize bond premium, such U.S. Holder will be required to reduce its adjusted tax basis in such note by the amount of the premium amortized in any year. If a U.S. Holder does not make this election, the premium will decrease the capital gain or increase the capital loss such U.S. Holder would otherwise recognize on disposition of such note. An election to amortize bond premium on a constant yield method will also apply to all other taxable debt instruments held or subsequently acquired by a U.S. Holder on or after the first day of the first taxable year for which the election is made. Such an election may not be revoked without the consent of the IRS. Prospective holders should consult their own tax advisors about this election.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

A U.S. Holder generally will recognize gain or loss upon the sale, taxable exchange, redemption, retirement, or other taxable disposition of a note to the extent of the difference between:

•

the sum of the cash and the fair market value of any property received on such disposition (except to the extent attributable to accrued and unpaid interest on the note, which generally will be taxed as ordinary income as described above), and

•	such U.S. Holder’s adjusted tax basis in the note.

A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note, reduced by any amortized bond premium and, with respect to New May 2019 Senior Notes, by the payment of pre-issuance accrued interest. A U.S. Holder’s gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, such U.S. Holder has held the note for more than one year. In the case of a non-corporate U.S. Holder, long-term capital gains are currently subject to preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Non-exempt U.S. Holders generally will be subject to information reporting and may be subject to backup withholding with respect to interest paid on the notes or with respect to proceeds received from a disposition of the notes. A U.S. Holder generally will be subject to backup withholding if not otherwise exempt and the U.S. Holder:

•	fails to furnish such U.S. Holder’s taxpayer identification number, or “TIN”, which for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS of a failure to properly report payments of interest; or

•

under certain circumstances, fails to certify, under penalties of perjury, that such U.S. Holder has furnished a correct TIN and that the IRS has not notified the U.S. Holder that he or she is subject to backup withholding.

Backup withholding is not an additional tax; any withheld amounts generally may be credited against a U.S. Holder’s U.S. federal income tax liability and that U.S. Holder may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

Medicare Tax

Certain persons who are individuals, estates or trusts are required to pay an additional 3.8% tax on their “net investment income” (which generally would include interest income with respect to the notes and net gain from the disposition of the notes), to the extent the sum of net investment income and other modified adjusted gross income exceeds specified dollar amounts. Holders should consult their own tax advisors regarding the applicability of this provision to their holding of the notes.

Consequences to Non-U.S. Holders

The following applies only to Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of the notes who or that is an individual, a corporation, a trust or an estate and that is not a U.S. Holder.

Payments of Interest

Subject to the discussion below under the headings “Consequences to Non-U.S. Holders — Information Reporting and Backup Withholding”, and “Consequences to Non-U.S. Holders — FATCA Withholding”, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on the notes under the “portfolio interest” exception of the Code provided that:

(i) the Non-U.S. Holder, as beneficial owner,

(a) does not actually or constructively own 10% or more of our capital or profits interests;

(b) is not a “controlled foreign corporation” that is related to us actually or constructively through equity ownership; and

(c) is not a “bank” receiving the interest pursuant to a loan agreement entered into in its ordinary course of business;

(ii) the interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business; and

(iii) the Non-U.S. Holder, as beneficial owner, satisfies the applicable certification requirement.

The certification requirement is generally satisfied if the beneficial owner of a note certifies on IRS Form W-8BEN or W-8BEN-E (or a suitable substitute or successor form), under penalties of perjury, that he, she or it is not a U.S. person and provides his, her or its name and address, and

•	such beneficial owner timely files the IRS Form W-8BEN or W-8BEN-E with the withholding agent; or

•

in the case of notes held on behalf of a beneficial owner by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the Form W-8BEN or W-8BEN-E (or a suitable substitute or successor form) from the Non-U.S. Holder or from another financial institution acting on behalf of that Non-U.S. Holder, timely furnishes the withholding agent with a copy thereof and otherwise complies with the applicable certification requirements.

The gross amount of any payment of interest on a Non-U.S. Holder’s note that does not qualify for the portfolio interest exception will be subject to withholding of U.S. federal income tax at the rate of 30% unless (i) such Non-U.S. Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding of U.S. federal income tax under an applicable income tax treaty, or (ii) such interest is effectively connected with the conduct of a U.S. trade or business (and, if an income tax treaty applies, such interest is attributable to a U.S. permanent establishment or fixed base) of such Non-U.S. Holder and such Non-U.S. Holder provides a properly completed IRS Form W-8ECI (or successor form) (see “Consequences to Non-U.S. Holders — Income or Gain Effectively Connected with a United States Trade or Business.”).

Sale, Exchange or Other Disposition of the Notes

Any gain realized by a Non-U.S. Holder on the sale, taxable exchange, or other taxable disposition of the notes generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder (see “Consequences to Non-U.S. Holders — Income or Gain Effectively Connected with a United States Trade or Business”), or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case such Non-U.S. Holder generally will be subject to a flat 30% tax on such gains (unless an applicable income tax treaty provides otherwise), which may be offset by certain U.S.-source capital losses.

Income or Gain Effectively Connected with a United States Trade or Business

Interest on a note or gain from the sale, exchange or other taxable disposition of the note that is effectively connected with a trade or business conducted within the United States of a Non-U.S. Holder generally will be subject to U.S. federal income tax on a net basis at regular graduated rates in the same manner as to a U.S. Holder (see “Consequences to U.S. Holders” above). Non-U.S. Holders eligible for the benefits of an income tax treaty between the United States and such Non-U.S. Holder’s country of residence will be subject to U.S. federal net income tax in the manner specified by the treaty and generally will only be subject to such tax if such income or gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained in the United States by such Non-U.S. Holder (and such Non-U.S. Holder claims the benefit of the treaty). Non-U.S. Holders receiving interest on the notes subject to tax on the net income basis described above are required to report the interest on a U.S. tax return for the year and generally will not be subject to withholding provided that Non-U.S. Holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI).

In the case of a foreign corporation that is engaged in a U.S. trade or business, effectively connected income also may be subject to the branch profits tax. The branch profits tax generally is imposed on the deemed repatriation (the “dividend equivalent amount”) from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable income tax treaty). For purposes of the branch profits tax, interest on a note and gain recognized on the disposition of a note will be included in effectively connected earnings and profits if the interest or gain is effectively connected with the conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the Non-U.S. Holder. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities of the country in which such Non-U.S. Holder resides under the provisions of a specific treaty or agreement.

U.S. backup withholding generally will not apply to payments of interest on a note if the certification described in “Consequences to Non-U.S. Holders — Payments of Interest” is duly provided or the Non-U.S. Holder otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know that such purported Non-U.S. Holder is a U.S. person.

Payment of the proceeds of a disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless the Non-U.S. Holder properly certifies under penalties of perjury as to his, her or its foreign status (by providing a properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI or appropriate substitute or successor form) and certain other conditions are met or such Non-U.S. Holder otherwise establishes an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that such Non-U.S. Holder is a Non-U.S. Holder and certain other conditions are met, or such Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it has certain relationships with the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed such Non-U.S. Holder’s actual U.S. federal income tax liability and such Non-U.S. Holder timely provides the required information or appropriate claim form to the IRS.

Prospective investors should consult with their tax advisors regarding the application of backup withholding and information reporting.

FATCA Withholding

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act or FATCA) on certain types of payments made to non-United States financial institutions and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on payments of interest on, or gross proceeds from the sale or other disposition of, a note paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of interest on a note made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of a note on or after January 1, 2017. However, the Treasury Regulations under FATCA contain a grandfathering provision that exempts from withholding any payment under, or gross proceeds from the sale or other disposition of, an obligation that is outstanding on July 1, 2014, unless such obligation is materially modified on or after such date. Because the New May 2019 Senior Notes will be deemed to have the same issue date as the Existing May 2019 Senior Notes for U.S. federal income tax purposes (and will accordingly be treated as being outstanding on July 1, 2014 for purposes of FATCA), FATCA withholding should not apply to the New May 2019 Senior Notes unless they are materially modified on or after the date hereof.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the notes.

Certain U.S. Federal Estate Tax Considerations

Notes beneficially owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of such individual’s death will generally not be included in the decedent’s gross estate for U.S. federal estate tax purposes if any payment of interest on the notes to the holder would be eligible for the exemption from the 30% U.S. federal withholding tax described in the first paragraph of “Consequences to Non-U.S. Holders — Payments of Interest” above (without regard to the certification requirement).

UNDERWRITING

We and the guarantors have entered into an underwriting agreement with the underwriters pursuant to which, and subject to the conditions therein, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the principal amount of the notes set forth opposite their names below:

Underwriters	Principal Amount of New May 2019 Senior Notes	Principal Amount of September 2021 Senior Notes
Barclays Capital Inc.	$67,500,000	$97,500,001
Scotia Capital (USA) Inc.	67,500,000	97,500,000
RBC Capital Markets, LLC	45,000,000	65,000,000
Wells Fargo Securities, LLC	45,000,000	65,000,000
Citigroup Global Markets Inc.	22,500,000	32,500,000
Credit Agricole Securities (USA) Inc.	22,500,000	32,500,000
Goldman, Sachs & Co.	22,500,000	32,500,000
RBS Securities Inc.	22,500,000	32,500,000
UBS Securities LLC	22,500,000	32,500,000
BBVA Securities Inc.	8,125,000	11,736,111
BMO Capital Markets Corp.	8,125,000	11,736,111
Capital One Securities, Inc.	8,125,000	11,736,111
CIBC World Markets Corp.	8,125,000	11,736,111
Deutsche Bank Securities Inc.	8,125,000	11,736,111
DNB Markets, Inc.	8,125,000	11,736,111
ING Financial Markets LLC	8,125,000	11,736,111
SG Americas Securities, LLC	8,125,000	11,736,111
SunTrust Robinson Humphrey, Inc.	8,125,000	11,736,111
ABN AMRO Securities (USA) LLC	3,937,500	5,687,500
BNP Paribas Securities Corp.	3,937,500	5,687,500
Comerica Securities, Inc.	3,937,500	5,687,500
Fifth Third Securities, Inc.	3,937,500	5,687,500
The Huntington Investment Company	3,937,500	5,687,500
Mizuho Securities USA Inc.	3,937,500	5,687,500
Natixis Securities Americas LLC	3,937,500	5,687,500
PNC Capital Markets LLC	3,937,500	5,687,500
SMBC Nikko Securities America, Inc.	3,937,500	5,687,500
TD Securities (USA) LLC	$3,937,500	$5,687,500

Total	$450,000,000	$650,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the notes offered hereby, if any of the notes are purchased;

•	the representations and warranties made by us and the guarantors to the underwriters are true;

•	there is no material change in our or the guarantors’ business or the financial markets; and

•	we and the guarantors deliver customary closing documents to the underwriters.

The underwriters will purchase the notes at a customary discount from the prices indicated on the cover of this prospectus supplement and propose initially to offer and sell the notes at the offering prices set forth on the front of this prospectus supplement. After the initial offering of the notes, the prices at which the notes are being offered may be changed at any time without notice. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering, expressed as a percentage of the principal amount of the notes and in total:

	Per New May 2019 Senior Notes	Per September 2021 Senior Notes	Total
Underwriting Discount	1.75%	1.75%	$19,250,000

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.8 million.

Lock-Up

We have agreed that, without first obtaining the prior written consent of Barclays Capital Inc., we will not, for a period of 45 days after the date of this prospectus, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Stabilization and Short Positions

In connection with this offering, the underwriters may engage in certain transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above what it would be in the absence of such activities. The underwriters are not required to engage in any of these activities, and they may end any of them at any time. We and the underwriters make no representation as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we and the underwriters make no representation that anyone will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates from time to time have provided or in the future may provide various investment and commercial banking and financial advisory services to us and our affiliates and subsidiaries, for which they have received customary fees and commissions and they expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions. Affiliates of certain of the underwriters are lenders under our Credit Facilities. In addition, certain affiliates of the underwriters have served in additional roles under our Credit Facilities, such as bookrunner, lead arranger, documentation agent and syndication agent, for which they have received customary fees and reimbursement of expenses. Pursuant to our credit agreements we have agreed to indemnify the lenders and agents under those agreements against a variety of liabilities and to reimburse certain expenses. In addition, certain of the underwriters or their affiliates are lenders under our Bridge Loan and will therefore receive a portion of the proceeds from this offering. In addition, certain of the underwriters or their affiliates have acted as our financial advisor on prior transactions, including Citigroup Global Markets Inc., in connection with the Berry acquisition, RBC Capital Markets, LLC, in connection with the ExxonMobil Exchange and the Pioneer Assets Acquisition, and Scotia Capital (USA) Inc., in connection with the Devon Assets Acquisition.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the Directive 2010/73/EU, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Linn Energy, LLC may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at:

(i) if Linn Energy, LLC is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any notes which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to Linn Energy, LLC.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our notes are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our notes may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our notes may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our notes may be made available through a public offering in or from Switzerland. Our notes may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and certain matters of Oklahoma law with respect to certain guarantees of the notes will be passed upon for us by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters with respect to the notes offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the assets acquired from Devon Energy Corporation for each of the years in the three-year period ended December 31, 2013, have been incorporated herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Berry Petroleum Company as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference to Berry Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and natural gas reserves of Linn Energy, LLC and Berry Petroleum Company incorporated by reference herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

While any of the notes are outstanding, we will make available to the holders or prospective purchasers the information required by Rule 144A(d)(4) under the Securities Act during any period we are not subject to Section 13 or 15(d) of the Exchange Act.

We file annual, quarterly and current reports and proxy statements with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. We maintain a website at www.linnenergy.com, where we post our SEC filings. The information on our website is not a part of this prospectus.

We incorporate by reference information into this prospectus supplement and the accompanying prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement. Any statement in this prospectus supplement or incorporated by reference into this prospectus supplement shall be automatically modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus supplement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus is current as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) on or after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 27, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014, and for the quarter ended June 30, 2014, filed on August 7, 2014;

•	Part II, Item 8 of the Annual Report on Form 10-K of Berry Petroleum Company for the year ended December 31, 2012, filed on February 28, 2013;

•	Part I of the Quarterly Report on Form 10-Q of Berry Petroleum Company for the quarter ended September 30, 2013, filed on October 24, 2013;

•	Our Current Reports on Form 8-K filed on March 24, 2014, April 1, 2014, April 23, 2014, May 22, 2014, July 1, 2014 and September 2, 2014; and

•	Our Current Report on Form 8-K/A filed on February 25, 2014.

You may request a copy of our filings, at no cost, by writing or telephoning us at the following address or phone number:

Linn Energy, LLC

Investor Relations

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus supplement and the accompanying prospectus.

The information contained in this document herein speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

PROSPECTUS

Linn Energy, LLC

Linn Energy Finance Corp.

Units Representing Limited Liability Company Interests

Debt Securities

Guarantees of Debt Securities

This prospectus provides you with a general description of the securities that we may offer. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that describes those securities. We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. These terms will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest.

Linn Energy, LLC may offer and sell from time to time units representing limited liability company interests under this prospectus, Linn Energy, LLC and Linn Energy Finance Corp. may offer and sell from time to time debt securities under this prospectus, and the subsidiary guarantors may offer and sell from time to time guarantees of debt securities issued by Linn Energy, LLC and Linn Energy Finance Corp. under this prospectus. We may offer and sell these securities through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

Our units are traded on The NASDAQ Global Select Market, or NASDAQ, under the symbol “LINE.”

Investing in our securities involves risk. Limited liability companies are inherently different from corporations. You should carefully consider the risk factors on page 2 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 4, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission (“SEC”). By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. For further information about the securities and us, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.” Throughout this prospectus, when we use the terms “we,” “us,” “our,” or like terms, we are referring to Linn Energy, LLC and its consolidated subsidiaries, unless the context otherwise requires.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the SEC. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement, any written communications from us or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Room of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) on or after the date of this prospectus and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 27, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014, and for the quarter ended June 30, 2014, filed on August 7, 2014;

•	Part II, Item 8 of the Annual Report on Form 10-K of Berry Petroleum Company for the year ended December 31, 2012, filed on February 28, 2013;

•	Part I of the Quarterly Report on Form 10-Q of Berry Petroleum Company for the quarter ended September 30, 2013, filed on October 24, 2013;

•	Our Current Reports on Form 8-K filed on March 24, 2014, April 1, 2014, April 23, 2014, May 22, 2014, July 1, 2014 and September 2, 2014;

•	Our Current Report on Form 8-K/A filed on February 25, 2014; and

•	The description of our units contained in our registration statement on Form 8-A, filed on January 12, 2006.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Linn Energy, LLC

Investor Relations

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

We also make available free of charge on our internet website at http://www.linnenergy.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	effects of the pending SEC inquiry and other legal proceedings;

•	ability to maintain or grow distributions;

•	drilling locations;

•	oil, natural gas and natural gas liquid (“NGL”) reserves;

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results, including results of acquired properties;

•	plans, objectives, expectations and intentions; and

•	integration of acquired businesses and operations, which may take longer than anticipated, may be more costly than anticipated as a result of unexpected factors or events and may have an unanticipated adverse effect on our business.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus and the documents incorporated herein by reference are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. We caution all readers that the forward-looking statements contained in this prospectus and the documents incorporated herein by reference are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking statements or events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in this prospectus or any prospectus supplement and in the reports and other information we file with the SEC, including those set forth under Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. These forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligations to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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LINN ENERGY, LLC

We are a publicly traded, independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties, which complement our asset profile in various producing basins within the U.S. Our properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River Basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	California, which includes the San Joaquin Valley Basin and the Los Angeles Basin;

•	Hugoton Basin, which includes properties located primarily in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	East Texas/Louisiana; and

•	South Texas.

Our total proved reserves at December 31, 2013 were approximately 6,403 Bcfe, of which approximately 34% were oil, 47% were natural gas and 19% were NGL. Approximately 68% were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $11.9 billion. At December 31, 2013, we operated 14,594 or 74% of our 19,810 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on our total proved reserves at December 31, 2013 and annualized production for the three months ended December 31, 2013, including full fourth quarter 2013 Berry Petroleum Company production.

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our phone number is (281) 840-4000.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in this prospectus, the applicable prospectus supplement and the documents incorporated by reference and provided under “Where You Can Find More Information,” including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. This prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described in this prospectus, in the applicable prospectus supplement and in the documents incorporated by reference. If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratios of earnings to fixed charges for us for each of the periods indicated.

	Six Months Ended June 30, 2014	Fiscal Year Ended December 31,
		2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	2.69	—	—

(1)	Earnings included in this calculation consist of (i) earnings from continuing operations before tax or equity method earnings or losses, minus (ii) capitalized interest, plus (iii) fixed charges and (iv) distributed income of equity investees. Fixed charges included in this calculation consist of (i) interest and debt expenses, plus (ii) capitalized interest and (iii) an estimate of the interest component of rent expenses.
(2)	Earnings for the six months ended June 30, 2014, were insufficient to cover fixed charges by approximately $291 million, primarily due to losses of approximately $612 million associated with changes in fair value on unsettled derivative contracts. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and losses of approximately $278 million associated with changes in fair value on unsettled derivative contracts. Earnings for the years ended December 31, 2010, and December 31, 2009, were insufficient to cover fixed charges by approximately $110 million and $300 million, respectively, primarily due to losses of approximately $232 million and $591 million, respectively, associated with changes in fair value on unsettled derivative contracts.

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of acquisitions of oil and natural gas properties and related assets.

The net proceeds may be invested temporarily until they are used for their stated purpose.

DESCRIPTION OF THE UNITS

The units represent limited liability company interests in us. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to unitholders under our limited liability company agreement. As of July 31, 2014, we had 331,729,246 units outstanding. No other member interests are outstanding.

Our Cash Distribution Policy

Our limited liability company agreement requires us to distribute, at a minimum, all of our available cash to holders of our units, with respect to each quarter, subject to any limitations contained under the Delaware Limited Liability Company Act. “Available cash” is defined in our limited liability company agreement, and it generally means all cash on hand at the end of a quarter plus working capital borrowings less any cash reserves established by the Company’s Board of Directors to (i) provide for the proper conduct of the Company’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs), (ii) comply with applicable law or any of the Company’s agreements or obligations or (iii) to provide funds for distributions over any one or more of the next four quarters.

Working capital borrowings are borrowings that will be made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to unitholders. We are prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under our credit facilities.

Timing of Distributions

We pay distributions on our units with respect to each quarter to unitholders of record on the applicable record date either (i) within 45 days after March 31, June 30, September 30 and December 31, or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter.

Issuance of Additional Units

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the units are not entitled. The holders of units will not have preemptive rights to acquire additional units or other securities.

Voting Rights

Unitholders have the right to vote with respect to the election of our board of directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

Exchange Listing

Our units are traded on The NASDAQ Global Select Market under the symbol “LINE.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is our transfer agent and will serve as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units, except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

By transfer of units in accordance with our limited liability company agreement, each transferee of units shall be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected on our books and records with or without execution of our limited liability company agreement. Additionally, each transferee of units:

•	becomes the record holder of the units;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement;

•	makes the consents and waivers contained in our limited liability company agreement; and

•	will become a unitholder of our company for the transferred units upon the recording of the name of the transferee on our books and records.

Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Our Limited Liability Company Agreement

The following is a summary of the material provisions of our limited liability company agreement.

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “— Our Cash Distribution Policy” and “— Timing of Distributions”;

•	with regard to the transfer of units, please read “— Transfer of Units”;

•	with regard to issuance of additional units, please read “— Issuance of Additional Units”;

•	with regard to our limited call right with respect to the units, please read “— Limited Call Right”; and

•	with regard to allocations of taxable income and taxable loss, please read “— Material Tax Consequences.”

Organization

Linn Energy, LLC was organized in April 2005 and will remain in existence unless and until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploration, development and production of oil and natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the General Corporation Law of the State of Delaware, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Our limited liability company agreement permits affiliates of our directors to invest or engage in other business interests or activities in preference to or to the exclusion of our company and to engage in business interests that directly compete with our company, provided that the affiliate does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of our company to such director. Additionally, our directors do not have any contractual obligation or express or implied legal duty to present business opportunities to our company that become available to their affiliates, and neither we nor any of our subsidiaries or members have any rights in any business ventures of a director.

In addition, our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to us, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to each of our Chief Executive Officer, our President and our Secretary (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants each of our Chief Executive Officer, our President and our Secretary (and, if appointed, a liquidator) the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Unlawful Distributions. The Delaware Limited Liability Company Act, or Delaware Act, provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders with respect to their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business. Our subsidiaries currently conduct business operations or own assets in the states of Arkansas, California, Colorado, Illinois, Indiana, Kansas, Louisiana, Michigan, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Pennsylvania, South Dakota, Texas, Utah and Wyoming. Our subsidiaries may conduct business or own assets in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors	Our limited liability company agreement provides that we will have a board of not less than three and no more than eleven members. Holders of our units, voting together as a single class, will elect our directors. Please read “— Election of Members of Our Board of Directors.”

Issuance of additional units	No approval right.

Amendment of our limited liability company agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Limited Liability Company Agreement.”

Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our company	Unit majority. Please read “— Termination and Dissolution.”

Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding units.

Election of Members of Our Board of Directors

Members of our board of directors are elected by our unitholders and are subject to re-election on an annual basis at our annual meeting of unitholders.

Removal of Members of Our Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding units then entitled to vote at an election of directors.

Amendment of Our Limited Liability Company Agreement

General. Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as our limited liability company agreement provides, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;

•	change our term of existence; or

•	give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of a unit majority.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

No Unitholder Approval. Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in the registration statement filed by us in connection with our initial public offering or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval. Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Units.”

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge us or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, sell or otherwise dispose of our assets. The liquidator will first apply the proceeds of liquidation to the payment of our creditors and then distribute any remaining proceeds to the unitholders in accordance with, and to the extent of, the positive balances in their respective capital accounts in their units, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder’s becoming an interested unitholder;

•	upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders, and not by written consent, by the affirmative vote of at least a majority of our outstanding voting units that are not owned by the interested unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested unitholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of our limited liability company agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

Meetings of the unitholders may only be called by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Units.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation, but is entitled to a cash equivalent thereof.

Exculpation and Indemnification

Notwithstanding any express or implied provision of our limited liability company agreement, or any other legal duty or obligation, none of our officers, directors or affiliates will be liable to our company, our affiliates or any other person for breach of fiduciary duty, except for a breach of the duty of loyalty to us or our members, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or for any transaction from which a director derived an improper personal benefit. Additionally, our directors will not be responsible for any misconduct or negligence on the part of an agent appointed by our board of directors in good faith.

Under the terms of our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, penalties, interest, settlement amounts, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our company or any of our affiliates. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in (or not opposed to) our best interests and, with respect to any criminal proceeding or action, had no reasonable cause to believe that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not itself create a presumption that such good faith and reasonable belief standards were not met. Additionally, we may indemnify any person who is or was an employee (other than an officer) or agent of our company who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by our board of directors.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with our activities or their activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

We furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, certificate of formation, related amendments and powers of attorney under which such documents have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law, by the rules of any national securities exchange on which our securities are listed or by agreements with a third party to keep confidential.

DESCRIPTION OF DEBT SECURITIES

Linn Energy, LLC may issue debt securities in one or more series, Linn Energy Finance Corp. may be a co-issuer of one or more series of debt securities, and the subsidiary guarantors may be guarantors of one or more series of debt securities issued by Linn Energy, LLC and Linn Energy Finance Corp. Linn Energy Finance Corp. is an entity incorporated under the laws of the State of Delaware in June 2008, is wholly-owned by Linn Energy, LLC, and has no material assets or any liabilities other than as a co-issuer of debt securities. Linn Energy Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for us or our restricted subsidiaries. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Linn Energy, LLC and Linn Energy Finance Corp.

We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our units or other debt securities, whether the debt securities will be co-issued by Linn Energy Finance Corp. and whether the debt securities will be guaranteed by any of our subsidiaries. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of senior indenture and a form of subordinated indenture are filed as exhibits to the registration statement of which this prospectus is a part. Additionally, debt securities may be issued under existing indentures filed as exhibits to the registration statement of which this prospectus is a part.

The senior debt securities will rank equally in right of payment with any of our other unsecured senior and unsubordinated debt. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured debt with respect to the assets securing that debt and will be structurally subordinated to all existing and future liabilities of any of our subsidiaries that do not guarantee such senior debt securities. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. Unless otherwise indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Linn Energy, LLC and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, partnerships and entities treated like partnerships for federal income tax purposes, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts, employee benefit plans or mutual funds, among others. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we urge each prospective unitholder to consult his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of federal income tax law and legal conclusions with respect to federal income tax law, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy and completeness of the representations made by us. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (“IRS”) or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (Please read “— Disposition of Units — Allocations Between Transferors and Transferees”); (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (Please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); and (4) whether our use of simplifying conventions for making adjustments to “book” basis and relevant allocations is permitted by existing Treasury Regulations (Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Uniformity of Units”).

Partnership Status

Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership and each member a partner for federal income tax purposes, and therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each member is required to take into account his share of items of income, gain, loss and deduction of us in computing his federal income tax liability, regardless of whether cash distributions are made to him by us. Pursuant to Code Section 731, distributions by us to a unitholder are generally not taxable unless the amount of cash distributed is in excess of the unitholder’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

Baker Botts L.L.P. is of the opinion that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our principal operating subsidiary, Linn Energy Holdings, LLC (the “Operating Company”), will be disregarded as an entity separate from us for federal income tax purposes. No ruling has been or will be sought from the IRS and the IRS has made no determination as to our classification as a partnership for federal income tax purposes. Instead, we will rely on the opinion of Baker Botts L.L.P.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us. The representations made by us upon which Baker Botts L.L.P. has relied are:

•	neither we nor the Operating Company has elected or will elect to be treated as a corporation; and

•	for each taxable year since our inception, more than 90% of our gross income will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, pursuant to Code Section 301, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status

Unitholders who become members of Linn Energy, LLC will be treated as partners of Linn Energy, LLC for federal income tax purposes. Also:

•	assignees who are awaiting admission as members, and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Linn Energy, LLC for federal income tax purposes.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Linn Energy, LLC for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.”

Treatment of Distributions

Pursuant to Code Section 731, distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his units generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no unitholder bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, Section 465 of the Code requires the recapture of any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities under Section 752 of the Code, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible development costs and depletion and depreciation deductions, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A unitholder’s initial tax basis for his units will be determined under Sections 722, 742 and 752 of the Code and will generally equal the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased under Section 705 of the Code by his share of our income and by any increases in his share of our nonrecourse liabilities and will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our non-recourse liabilities will generally be based on his share of profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

Under Section 704 of the Code, the deduction by a unitholder of his share of our losses generally will be limited to the tax basis in his units. However, percentage depletion deductions in excess of basis are not subject to the tax basis limitation.

In addition, under Section 465 of the Code, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), the unitholder’s deduction for his share of our losses is limited to the amount for which the unitholder is considered to be “at-risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at-risk or basis limitations is no longer utilizable.

In general, a unitholder will be at-risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar agreement, and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at-risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the tax basis of that property.

The at-risk limitation applies on an activity-by-activity basis, and in the case of natural gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s natural gas and oil properties. It is uncertain how this rule is implemented in the case of multiple natural gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at-risk limitation with respect to us. If a unitholder must compute his at-risk amount separately with respect to each oil or natural gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his units as a whole.

The passive loss limitations of Section 469 of the Code generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or natural gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

Section 163 of the Code generally limits the deductibility of a non-corporate taxpayer’s “investment interest” expense to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include capital gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated in Notice 88-75, 1988-2 C.B. 386 that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, under Section 704 of the Code, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us.

For tax purposes, each time we issue units we are required to adjust the “book” basis of all assets held by us immediately prior to the issuance of the new units to their fair market values at the time the new units are issued. We are further required to adjust this book basis by the amount of book depletion, depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depletion, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term “book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

For example, at the time of an offering by us of units pursuant to this prospectus, a portion of our assets may be depletable property with a “book” basis in excess of its tax basis. In that event, Section 704(c) principles generally will require that depletion with respect to each such property be allocated disproportionately to purchasers of units in that offering and away from unitholders who acquired their units prior to the offering. To the extent these disproportionate allocations do not produce a result to purchasers of units in the offering that is similar to that which would be the case if all of our assets had a tax basis equal to their “book” basis on the date the offering closes, purchasers of units in the offering will be allocated the additional “remedial” tax deductions needed to produce that result as to any asset with respect to which we elect the “remedial method” of taking into account the difference between the “book” and tax basis of the asset. Upon a later issuance of units by us, similar adjustments may be made for the benefit of purchasers of units in the later offering, reducing the net amount of our deductions allocable to the purchaser of units in the earlier offering.

It may not be administratively feasible to make the relevant adjustments to “book” basis and the relevant Section 704(c) allocations separately each time we issue units, particularly in the case of small or frequent unit issuances such as those that may occur pursuant to our equity distribution agreement referenced in our prospectus supplement dated August 23, 2011. If that is the case, we may use simplifying conventions to make those adjustments and allocations, which may include the aggregation of certain issuances of units. Our counsel, Baker Botts L.L.P., is unable to opine as to the validity of such conventions.

In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issue discussed above with respect to our simplifying conventions and issues described in “— Section 754 Election,” “— Uniformity of Units” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect under Section 704 of the Code for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced in the preamble to certain temporary regulations, 53 FR 34488-01, 1988-2 C.B. 346, that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $182,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest United States federal income tax rate applicable to ordinary income for individuals is currently 39.6% and the highest United States federal income tax rate applicable to capital gains of an individual is currently 20% if the asset disposed of was held for more than 12 months at the time of the disposition. Such rates are subject to change by new legislation at any time.

Section 1411 of the Code imposes a 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts. For these purposes, investment income generally includes (a) a unitholder’s allocable share of our income and (b) any gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us, but it will apply to a purchaser of outstanding units from another unitholder. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Taxable Year and Accounting Method

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled under Section 611 of the Code to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although Section 613A of the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other-purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available under Section 613 of the Code with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil or the natural gas equivalent does not exceed 1,000 Bbls. This depletable amount may be allocated between natural gas and oil production, with six Mcf of domestic natural gas production regarded as equivalent to one Bbl of crude oil. The 1,000-Bbl limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited under Section 613A of the Code to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated under Section 611 of the Code by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property as determined under Section 612 of the Code by the number of mineral units (Bbls of oil and Mcfs of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed under Section 1254 of the Code as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

Because depletion is required to be computed separately by each unitholder and not by our company and because the availability of the depletion deduction depends upon the unitholder’s own factual circumstances, no assurance can be given to a particular unitholder with respect to the availability or extent of percentage depletion deductions to such unitholder for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We may elect under Section 263 of the Code to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the development and preparation of wells for the production of oil, natural gas or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we may elect to currently deduct IDCs, each unitholder will have the option under Section 59 of the Code of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Section 291 of the Code requires integrated oil companies to capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to natural gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is defined by reference to Section 613A of the Code as a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 Bbls of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of natural gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the tax basis of the property had the IDC deduction not been taken are recaptured under Section 1254 of the Code to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the “Section 199 deduction,” equal to a specified percentage of our qualified production activities income that is allocated to such unitholder.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

Because the Section 199 deduction is required to be computed separately by each unitholder and its availability is dependent upon each unitholder’s own factual circumstances, no assurance can be given to a particular unitholder as to the availability or extent of the Section 199 deduction to such unitholder. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring natural gas and oil leaseholds or similar property interests is a capital expenditure under Section 263 of the Code that must be recovered through depletion deductions if the lease is productive.

If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted under Section 165 of the Code as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States is generally deducted under Section 167 of the Code ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible under Section 162 of the Code as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Under Section 704 of the Code, the federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our existing unitholders and such burden prior to any other offering will be borne by our unitholders prior to such other offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules under Section 1245 or Section 1250 of the Code and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized under Section 709 of the Code and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized under Sections 741 and 1001 of the Code on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, a gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable under Section 741 of the Code as a capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum United States federal income tax rate of 20% (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depletion, depreciation, and IDC recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Pursuant to Section 1211 of the Code, net capital losses may only be used to offset capital gains in the case of corporations, and in the case of individuals, may offset capital gains and no more than $3,000 of ordinary income.

The IRS ruled in Rev. Rul. 84-53, 1984-1 C.B. 15 that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Section 1259 of the Code can affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract

with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations under Section 706 of the Code that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Existing publicly traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Moreover, our method of proration differs from the proposed Treasury Regulations with respect to allocations of certain items of income and loss.

Accordingly, Baker Botts L.L.P. is unable to opine on the validity of our method of allocating income and deductions between unitholders. We use this method because it is not administratively feasible to make these allocations on a daily basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for a particular month may be allocated items of our income, gain, loss and deduction with respect to months during which the unitholder held the units but the unitholder may not be entitled to receive a cash distribution for that period.

Transfer Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required by regulations under Section 6050K of the Code to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required under Section 743 of the Code to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties under Section 6723 of the Code. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered under Section 708 of the Code to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.” A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders may receive two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne indirectly by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced in an Industry Director Communication, LMSB-04-0210-006, a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to a unitholder for the year in which the termination occurs, notwithstanding the two tax years for the partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of our units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units from another unitholder may affect the uniformity of our units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” For example, it is possible that we own, or will acquire, certain depreciable assets that are not subject to the typical rules governing depreciation (under Section 168 of the Code) or amortization (under Section 197 of the Code) of assets. Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was issued.

Our limited liability company agreement permits us to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depletion, depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such filing positions. Under Section 705 of the Code, a unitholder’s basis in units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of our income, gain, loss or deduction.

In addition, as described above at “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction,” if we aggregate multiple issuances of units for purposes of making adjustments to “book” basis and related tax allocations, we will treat each of our units as having the same capital account balance, regardless of the price actually paid by each purchaser of units in the aggregated offerings. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such an approach. We do not expect the number of affected units, or the differences between the purchase price of a unit and the initial capital account balance assigned to the unit, to be material, and we do not expect this convention to have a material effect upon the trading of our units.

Tax-Exempt Organizations and Non-U.S. Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax under Section 511 of the Code on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Nonresident aliens and foreign corporations, trusts or estates that own units will be considered under Section 875 of the Code to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made monthly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax under Section 884 of the Code at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under Rev. Rul. 91-32, 1991-1 C.B. 107, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities under Section 6221 of the Code for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Pursuant to the limited liability company agreement, our board of directors may designate an officer of our company that is also a member as the Tax Matters Partner, subject to redetermination by our board of directors from time to time. Currently, our Tax Matters Partner is Kolja Rockov, our Executive Vice President and Chief Financial Officer.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

Pursuant to Section 6222 of the Code, a unitholder must file Form 8082 with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S. (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the U.S. (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “— Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required under Section 6031 of the Code to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required under Section 6031 of the Code to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by Section 6722 of the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed under Section 6662 of the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, or (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 of the Code is 200% or more (or 50% or less) of the amount determined under Code Section 482 to be the correct amount of such price, or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required pursuant to regulations under Section 6011 of the Code and related provisions to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described above in “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “— Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or are registered to do business in many states. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from those jurisdictions falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

LEGAL MATTERS

The validity of the securities and the material tax considerations regarding the securities will be passed upon for us by our counsel, Baker Botts L.L.P., Houston, Texas. The validity of certain guarantees with respect to debt securities will be passed upon for us by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. If the securities are being distributed in an underwritten offering, certain legal matters related to the offering of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the assets acquired from Devon Energy Corporation for each of the years in the three-year period ended December 31, 2013, have been incorporated herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Berry Petroleum Company as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, incorporated in this Prospectus by reference to Berry Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and natural gas reserves of Linn Energy, LLC and Berry Petroleum Company incorporated by reference herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

$1,100,000,000

Linn Energy, LLC

Linn Energy Finance Corp.

6.500% Senior Notes due 2019

6.500% Senior Notes due 2021

Prospectus Supplement

September 4, 2014

Joint Book-Running Managers

Barclays	Scotiabank	RBC Capital Markets	Wells Fargo Securities

Citigroup	Credit Agricole CIB	Goldman, Sachs & Co.	RBS	UBS Investment Bank

Senior Co-Managers

BBVA	BMO Capital Markets	Capital One Securities	CIBC

Deutsche Bank Securities	DNB Markets	ING	SOCIETE GENERALE	SunTrust Robinson Humphrey

Co-Managers

ABN AMRO	BNP PARIBAS	Comerica Securities	Fifth Third Securities	Huntington Investment Company

Mizuho Securities	Natixis	PNC Capital Markets LLC	SMBC Nikko	TD Securities